Exhibit 99.4

AMC Mining Consultants (Canada) Ltd

BC0767129

Suite 1330, 200 Granville Street
Vancouver BC V6C 1S4
CANADA
T +1 604 669 0044
F +1 604 669 1120
E amccanada@amcconsultants.ca
PUEBLO VIEJO GOLD PROJECT
DOMINICAN REPUBLIC
TECHNICAL REPORT
for
PUEBLO VIEJO DOMINICANA CORPORATION,
BARRICK GOLD CORPORATION, GOLDCORP INC.
Prepared by Qualified Persons
H A Smith, PEng (BC), PEng (On), PEng (AB), MCIM
P R Stephenson, PGeo (BC), FAusIMM, MCIM, FAIG
In accordance with the requirements of National
Instrument 43-101, “Standards of Disclosure for
Mineral Projects”, of the Canadian Securities
Administrators
AMC Report Number 711008
Effective Date 29 March 2011

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www.amcconsultants.ca

PUEBLO VIEJO DOMINICANA CORPORATION
Pueblo Viejo Technical Report
EXECUTIVE SUMMARY
Introduction
The Pueblo Viejo Gold Project (PVGP) is a developing open pit mining operation in the Dominican Republic held 60% by Barrick Gold Corporation (Barrick) and 40% by Goldcorp Inc (Goldcorp). Barrick is the operator. First gold production is scheduled in early 2012. On current mineral reserves, the operation is expected to produce around 22 million ounces (oz) of gold, 125 million oz of silver and 393 million pounds of copper over a 30 year mine life. Budgeted capital cost was originally estimated to be around US$3.0 billion. The PVGP is currently undergoing a review of its capital costs and they are expected to increase to US$3.3-3.5 billion.
This Technical Report, prepared by AMC Mining Consultants (Canada) Limited (AMC) on behalf of the joint venture operating company, Pueblo Viejo Dominicana Corporation (PVDC), and on behalf of Barrick and Goldcorp, follows a Technical Report on the PVGP prepared by AMC on behalf of Goldcorp in May 2008.
Property Description and Location
The PVGP is located in the central part of the Dominican Republic on the Caribbean island of Hispaniola in the province of Sanchez Ramirez. The PVGP is 15 km west of the provincial capital of Cotui and approximately 100 km northwest of the national capital of Santo Domingo. The project is situated on the Montenegro Fiscal Reserve which covers an area of 4,880 hectares.
The central region of the Dominican Republic is dominated by the Cordillera Central mountain range, which runs from the Haitian border in the west to the Caribbean Sea in the south. The PVGP is located at the head of the Arroyo Margajita Valley in the eastern portion of the Cordillera Central where local topography ranges from 565m to approximately 65m above sea level. The Arroyo Margajita Valley is orientated east-west, approximately 1 km in width, and confined by a series of hills with an average elevation of 300m above sea level. The site is characterized by rugged and hilly terrain covered with subtropical wet forest and scrub cover.
Access to the PVGP from Santo Domingo is by a four lane, paved highway (Autopista Duarte) that is the main route between Santo Domingo and the second largest city, Santiago. This highway connects to a single lane, secondary Highway #17 at the town of Piedra Blanca, approximately 78 km from Santo Domingo. This secondary highway is a two lane, paved highway that passes through the towns of Piedra Blanca and Maimón on the way to Cotui. The gatehouse for the mine is 22 km from Piedra Blanca.
The main port facility in the Dominican Republic is Haina in Santo Domingo. Other port facilities are located at Puerto Plata, Boca Chica and San Pedro de Macoris.

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PUEBLO VIEJO DOMINICANA CORPORATION
Pueblo Viejo Technical Report
History
The earliest mining records at Pueblo Viejo date from 1505, although Spanish explorers encountered Arawak Indians actively mining the deposits in the late 1400s. The Spanish exploited the deposits until 1525, when the mine was abandoned in favour of newly discovered deposits on the American mainland.
During the 1960s, several companies inspected the property but no serious exploration was conducted until Rosario Resources Corporation of New York (Rosario) became interested in 1969. Although exploration was at first focused on sulphides, exploration discovered an oxide deposit of significant tonnage and gold grade.
In 1972, Rosario Dominicana S.A. (40% Rosario, 40% Simplot Industries, and 20% Dominican Republic Central Bank) was incorporated. Construction started in 1973 and open pit mining of the oxide deposits started in the Moore area in 1975. In 1979, the Central Bank purchased all foreign-held shares in the mine.
Gold and silver production from oxide, transitional, and sulphide ores occurred from 1975 to 1999. Production over that period totalled 5.5 million ounces of gold and 25.2 million ounces of silver. The oxide ore was effectively mined out in 1992 and a carbon-in-leach (CIL) plant was installed to treat the transitional ore. Depletion of the transitional ore occurred in 1997 and sulphide ore was processed with low recoveries until closure in June 1999.
Lacking funds and technology to efficiently process the sulphide ore, Rosario attempted two bidding processes (in 1992 and 1996) to joint venture the property, but both failed. In November 1996, Rosario attempted to find a strategic partner to rehabilitate the operation and determine the best technology to economically exploit the sulphide resource. Three companies were involved in the privatization process: GENEL JV, Mount Isa Mines Limited (MIM), and Newmont Mining Corporation (Newmont). The privatization process was never completed but each of the three companies conducted work on the property for their evaluations.
The GENEL JV expended $6 million between 1996 and 1999 in studying the project and advancing the privatization process. Studies included diamond drilling, developing a new geological model, mining studies, evaluation of refractory ore milling technologies, socioeconomic evaluation and financial analysis. MIM conducted a due diligence program in conjunction with its evaluation of Pueblo Viejo. MIM proposed to carry out a pilot plant and use ultra-fine grinding/ferric sulphate leaching. Newmont had proposed to carry out a pilot plant for ore roasting/bioheap oxidation. It collected samples for analysis, but no results are available to PVDC.
In 2000, the Dominican Republic invited international bids for the leasing and mineral exploitation of the Pueblo Viejo sulphide deposits. Placer Dome Inc. participated in the bid process and on July 2, 2001, its subsidiary Placer Dome America Holding Corporation presented a Technical and Financial Offer to the Dominican Republic committee. PVDC (then known as Placer Dome Dominicana Corporation), an affiliate of Placer Dome America Holding Corporation, was the successful bidder and the parties signed a Letter of Intent on August 4, 2001, pursuant to which the parties negotiated a special lease agreement (the SLA) for the Montenegro Fiscal Reserve. The SLA was subsequently ratified by the Dominican National Congress, was published in the Official Gazette of the Dominican Republic on May 21, 2003, and became effective on July 29, 2003 (the “Approval Date”). PVDC is a Barbados corporation that is legally registered in the Dominican Republic with the Dirección General de Impuestos Internos.

PUEBLO VIEJO DOMINICANA CORPORATION
Pueblo Viejo Technical Report
In September 2005, PVDC completed a Feasibility Study on the PVGP. An Environmental Impact Assessment (the “EIA”) for the mine was completed in late 2005 and presented to the Dominican State in November 2005. Approval of the EIA was received in December 2006 from the Ministry of Environment.
In February 2006, Barrick acquired Placer Dome Inc. and in March 2006 completed the process of merging the companies. At the same time, Barrick sold a 40% stake in the PVGP to Goldcorp. Barrick commissioned an update of the 2005 Feasibility Study, which was completed in 2007 (the “2007 Feasibility Study”). In conjunction with the preparation of the 2007 Feasibility Study, the project EIA was updated in September 2007 and filed in 2008.
On February 26, 2008, PVDC gave Project Notice to the Government of the Dominican Republic pursuant to the SLA and delivered the 2007 Feasibility Study to the Government.
Special Lease Agreement
The SLA between the Dominican State and PVDC governs the development and operation of the PVGP. It provides PVDC with the right to operate the PVGP for a 25 year period commencing when PVDC gives Project Notice. PVDC has the right to automatically renew the term of the lease for an additional 25 years at its sole option (50 years in total). The agreement provides for another 25 year extension with mutual agreement between both parties (75 years in total).
Under the SLA, PVDC is obliged to make the following payments to the Dominican Republic: certain fixed payments due upon achieving certain milestones; a Net Smelter Return Royalty; a Net Profits Interest; a tax on income, and a withholding tax on interest paid on loans. In addition, an Environmental Reserve Fund to be held in an offshore escrow account is to be funded during operations until the escrowed funds are adequate to discharge PVDC’s closure reclamation obligations.
Excluding exchange commissions, PVDC is to be exempt from all forms of taxes, permits, licenses, fees and duties, sales taxes, gross revenue taxes, value-added taxes (Impuesto a la Transferencia de Bienes Industrializados y Servicios), customs export duties and excise taxes, on all goods, services and rights produced, sold or leased that relate to the activities in connection with the construction, operations, and closure of the Leased Properties.
Prior to PVDC giving the Dominican State a Project Notice, the Dominican State was responsible for all historic environmental matters. Subsequent to provision of the Project Notice, PVDC assumed these responsibilities for all historic environmental matters within the boundaries of the “Development Areas” designated in the Pueblo Viejo Feasibility Study. The Dominican State remained responsible for the relocation, where necessary, of persons with valid claims to land within the Montenegro Fiscal Reserve.

PUEBLO VIEJO DOMINICANA CORPORATION
Pueblo Viejo Technical Report
On February 27, 2009, President Leonel Fernandez stated in a speech to the National Assembly of the Dominican Republic that the Dominican State had reached an agreement with PVDC on modifications to the SLA. The formal language of the amendment was approved by all parties on June 10, 2009, and was sent to the Dominican Republic Congress in the week of June 15, 2009. Congress approved the SLA amendments without changes, and the President signed the amended SLA on November 13, 2009. The amended SLA facilitates the development of the PVGP.
Geological Setting and Mineralization
The Pueblo Viejo precious and base metal deposit consists of high sulphidation or acid sulphate epithermal gold, silver, copper, and zinc mineralization that was formed during Cretaceous Age, island-arc volcanism. The two main areas of alteration and mineralization are the Monte Negro and Moore deposits.
Pueblo Viejo is situated in the Los Ranchos Formation, a series of volcanic and volcaniclastic rocks that extend across the eastern half of the Dominican Republic, generally striking northwest and dipping southwest. The Pueblo Viejo Member of the Los Ranchos Formation comprises sedimentary deposits that range from coarse conglomerates to thinly bedded, carbonaceous sandstones, siltstones, and mudstones. To the south, the Pueblo Viejo Member is unconformably overlain by the Hatillo Limestone Formation by means of a low angle, southwest dipping thrust fault.
The Moore deposit is located at the eastern margin of the Pueblo Viejo Member, while the Monte Negro deposit is located at the north-western margin. Sulphide mineralization is primarily pyrite with lesser amounts of sphalerite and enargite. Pyrite mineralization occurs as disseminations, layers, replacements, and veins. Sphalerite and enargite mineralization is primarily in veins, but disseminated sphalerite has been noted in core.
There were two stages of advanced argillic alteration, both associated with precious metal mineralization. A third stage of mineralization occurred when hydro-fracturing of the silica cap produced pyrite-sphalerite-enargite (Stage III) veins with silicified haloes. Stage III veins contain the highest precious and base metal values and are more widely distributed in the upper portions of the deposits. The most common vein minerals are pyrite, sphalerite, and quartz with lesser amounts of enargite, barite, and pyrophyllite.
Gold is intimately associated with pyrite veins, disseminations, replacements, and layers within the zones of advanced argillic alteration. Gold values generally are the highest in zones of silicification or strong quartz-pyrophyllite alteration. These gold-bearing alteration zones are widely distributed in the upper parts of the deposits and tend to funnel into narrow feeder zones. The proportions of the different forms and carriers of gold vary throughout the Moore and Monte Negro deposits, but the majority of gold is found as sub-microscopic gold in microcrystalline, disseminated or porous pyrite.

PUEBLO VIEJO DOMINICANA CORPORATION
Pueblo Viejo Technical Report
Silver content tends to correlate gold content and silver has a strong association with Stage III veins, where it occurs in a variety of minerals. Most copper occurs as enargite hosted in Stage III veins and only trace amounts of chalcocite and chalcopyrite have been recorded. The majority of zinc occurs as sphalerite, primarily in Stage III veins and also as disseminations.
Drilling Campaigns
Rosario employed several drilling methods during the exploration and development phases, including core, reverse circulation (RC) and rotary. The majority of the holes were vertical. Drill hole spacing ranged from 20m to 80m, with a nominal overall spacing of 50 m. No down-hole surveys were performed. Core recoveries were reported to be approximately 50% in areas of mineralization and within silicified material.
In 1996 and 1997, the GENEL JV and MIM drilled 51 core holes: 26 in the Moore deposit and 25 in the Monte Negro deposit. Most holes were drilled at an angle allowing for a better representation of the primarily steep-dipping sulphide veining.
Placer Dome Dominicana Corporation (PDDC) completed over 18,000m of core drilling in 129 holes during 2002 and 2004 as part of a resource confirmation program, all but one of the holes being angled. PDDC used oriented core to determine the true orientations of bedding, veining and faulting. Core was photographed and geological / geotechnical logging undertaken.
Since 2006, PVDC has completed over 100,000m of core drilling to further explore and delineate the mineralization and limestone deposits, and for geotechnical and sterilization purposes. Down-hole surveys are routinely undertaken, core is photographed and geological / geotechnical logging undertaken. In addition, 1,700 angled, RC grade control holes were drilled in 2010 on a 15m N-S by 10-12.5m E-W pattern in selected portions of the Moore and Monte Negro deposits.
Validation of Historic Drilling Information
Validation of historical drilling information was addressed in detail in PDDC studies carried out in 2005. Tests included comparisons of Rosario drill results with nearby PVDC holes, cross-sectional comparisons of MIM, GENEL JV, Rosario and PVDC drilling results, and verification of data against original documents. These tests indicated that there was reasonable agreement of the orientation, tenor and thickness of mineralization between various drilling campaigns. There may be some bias in Rosario RC data, but those holes were individually evaluated and obvious problems eliminated. Drilling types that were deemed to have produced questionable results were excluded from the PVDC resource estimation database.
Sampling Method and Approach
There is only limited information available to PVDC on the sampling strategies used by Rosario, the GENEL JV and MIM. It appears that most samples were taken over 2m intervals. GENEL JV core was split into thirds and one-third used for the analytical sample. The remainder could be archived or split again for metallurgical test work.

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PUEBLO VIEJO DOMINICANA CORPORATION
Pueblo Viejo Technical Report
PDDC core samples were normally taken over 2m intervals, with adjustments at lithological, structural, or major alteration contacts. Core samples were sawn in half, with half sent for analysis and the other half kept as a record at the site. Core was photographed and both geologically and geotechnically logged.
PVDC core sampling and logging procedures have been similar to those used by PDDC.
Sample Preparation, Analyses and Security
Limited information is available to PVDC on sample preparation, analysis and security procedures for Rosario, the GENEL JV and MIM. Various studies and reviews undertaken by PDDC, PVDC and its consultants indicate that the methods and procedures used were standard for the time and that there appeared to be no issues of major concern.
Core from Rosario, MIM, and GENEL JV drilling was originally stored in inadequate storage facilities where severe oxidation has rendered the core relatively useless.
PDDC core samples were placed in plastic sample bags marked with the appropriate sample number and sealed with a numbered security tag. The samples were sent to Vancouver by airfreight and analysed by ALS Laboratory Group (ALS). Initial splitting of the core on site was the only aspect of sample preparation performed by employees of PDDC.
PVDC has followed similar procedures to PDDC except that sample preparation is now carried out on site. Establishment of an on-site laboratory should be completed by late 2011 and in the meantime, pulverized samples are being sent to Acme Labs (Acme) in Santiago and ALS in Peru for assaying.
Samples are analysed for gold, silver, copper, zinc and sulphur using industry-standard methods. Multi-element analysis is also performed on PVDC samples.
QA/QC Procedures
During the time of Rosario’s operation, QA/QC consisted of two batches of check assays sent to a second laboratory without duplicate, blank, or standard samples. This was common practice at the time. MIM sample data lack any QA/QC validation. However, from the validation of historic drilling tests described above, there is no reason to believe that there are any significant problems with MIM data.
PDDC relied on two standards and check assaying for QA/QC. No duplicate samples were analyzed, and the check analysis program included no certified reference materials or blank samples.
QA/QC procedures used by PVDC consist of two blanks, two commercial standards for gold, and two core duplicates with every batch of 75 samples. The standards include five reference materials prepared by PVDC using the mineralization from Pueblo Viejo. QA/QC results indicate acceptable sampling / assaying quality.

PUEBLO VIEJO DOMINICANA CORPORATION
Pueblo Viejo Technical Report
Mineral Processing and Metallurgical Testing
Defining an economic processing method for the sulphide phase of the PVGP has been challenged by the high sulphur to gold ratio in mineralization, the generally refractory nature of the gold and the wide distribution of gold in various mineralogical facies. As a result, chemical breakdown of the sulphide minerals, as well as removal of reactive and cyanide-consuming copper and zinc minerals, is required to achieve good gold and silver recoveries. Many chemical processing techniques were investigated, but only pressure oxidation (autoclave) of the whole ore followed by cyanidation of gold and silver in a CIL circuit produced satisfactory results. The process requires a high rate of oxygen injection produced by a dedicated plant to be located in the processing facilities. The oxygen production is energy intensive and requires a reliable power supply.
Autoclaving of the whole ore entails greater capital and operating costs than treating a concentrate, with the plant throughput rate being more dependent on the ore sulphur content than total solid throughput. The increment in gold recovery with whole ore pressure oxidation is significant, with gold recoveries being projected to vary with ore type from 90% to 94%. These projections are supported by an extensive test program completed at SGS Lakefield in Peterborough, which included a 10-day continuous autoclave and cyanidation pilot plant campaign. Further confirmation of the process design parameters was achieved with another continuous pressure oxidation pilot plant campaign conducted at the Barrick Technology Centre in Vancouver in July 2006.
Mineral Resource and Mineral Reserve Estimates
The following tables set out the estimated mineral resource and mineral reserves for the PVGP on a 100% basis as of December 31, 2010. The estimates have been prepared through a joint effort of the PVDC and Barrick technical services. The resource estimates have been reviewed and confirmed by P R Stephenson and the reserve estimates by H A Smith, co-authors of this report.
Resources are presented additional to those resources converted to reserves. Lower cut-off is determined on a block revenue basis. For mineral resources, it ranges between 1.2 g/t Au and 1.5 g/t Au and for mineral reserves, between 1.6 g/t Au and 1.7 g/t Au.
Table 1 shows a summary of the mineral resources additional to mineral reserves.

PUEBLO VIEJO DOMINICANA CORPORATION
Pueblo Viejo Technical Report
Table 1 Pueblo Viejo Mineral Resources, December 2010

			Gold	Cont.	Silver	Cont.	Copper	Cont.
		Tonnes	Grade	Gold	Grade	Silver	Grade	Copper
Mineral Resource Estimate		(M)	(Au g/t)	(Moz)	(Ag g/t)	(Moz)	(Cu %)	(Mlb)
Monte Negro	Measured	1.9	2.1	0.1	12.7	0.8	0.11	4.6
	Indicated	74.9	2.0	4.8	10.6	25.5	0.08	135.0
	Total	76.8	2.0	4.9	10.6	26.3	0.08	139.6

Moore	Measured	2.1	2.0	0.1	14.2	1	0.09	4.4
	Indicated	67.4	2.0	4.4	13.1	28.2	0.08	122.1
	Total	69.5	2.0	4.6	13.1	29.2	0.08	126.5

Combined	Measured	4.1	2.0	0.3	13.5	1.8	0.10	9.1
	Indicated	142.3	2.0	9.2	11.7	53.7	0.08	257.1
	Total	146.4	2.0	9.5	11.8	55.5	0.08	266.2

Barrick Share (60%)		87.8	2.0	5.7	11.8	33.3	0.08	159.7

Goldcorp Share (40%)		58.6	2.0	3.8	11.8	22.2	0.08	106.5
Monte Negro	Inferred	3.8	2.2	0.3	14.7	1.8	0.12	9.7
Moore	Inferred	4.1	2.2	0.3	21.3	2.8	0.08	7.3
	Total	7.9	2.2	0.6	18.1	4.6	0.10	17.0

Barrick Share (60%)		4.7	2.2	0.4	18.1	2.8	0.10	10.2

Goldcorp Share (40%)		3.2	2.2	0.2	18.1	1.8	0.10	6.8
Resources are additional to resources converted to reserves
Based on a Whittle pit shell using metal prices of gold $1,100/oz, silver $16.50/oz, copper $2.50/lb
These figures may not add up due to rounding
Table 2 shows the mineral reserves derived from Measured and Indicated Resources.
Table 2 Pueblo Viejo Mineral Reserves, December 2010

			Gold	Cont.	Silver	Cont.	Copper	Cont.
		Tonnes	Grade	Gold	Grade	Silver	Grade	Copper
Mineral Reserve Estimate		(M)	(Au g/t)	(Moz)	(Ag g/t)	(Moz)	(Cu %)	(Mlb)
Monte Negro	Proven	5.1	3.3	0.5	19.8	3.2	0.09	10.1
	Probable	95.6	2.8	8.7	17.5	53.8	0.07	143.9
	Total	100.7	2.9	9.3	17.6	57.1	0.07	153.9

Moore	Proven	8.2	3.3	0.9	23.2	6.1	0.14	25.4
	Probable	145.7	2.9	13.5	17.9	84	0.11	352.7
	Total	153.8	2.9	14.4	18.2	90.1	0.11	378.1

Stockpiles	Proven	0.2	2.1	0.0	24.5	0.1	0.03	0.1
Combined	Proven	13.4	3.3	1.4	21.9	9.3	0.12	35.5
	Probable	241.3	2.9	22.2	17.8	137.8	0.09	496.6
	Total	254.5	2.9	23.7	18.0	147.2	0.10	532.0

Barrick Share (60%)		152.7	2.9	14.2	18.0	88.3	0.10	319.2

Goldcorp Share (40%)		101.8	2.9	9.5	18.0	58.9	0.10	212.8
Based on a Whittle pit shell using metal prices of gold $975/oz, silver $15.50/oz, copper $2.00/lb
These figures may not add up due to rounding

PUEBLO VIEJO DOMINICANA CORPORATION
Pueblo Viejo Technical Report
The significant quantity of Measured and Indicated Resources additional to mineral reserves is due to the current reserve pits being constrained by the currently available area for tailings storage. PVDC is actively pursuing additional tailings storage areas. If successful, it can be expected that the mineral reserves and mine life would increase substantially.
There are also zinc mineral resources, none of which have yet been converted into mineral reserves.
Mining Operations
The Pueblo Viejo reserves are located in two major areas: the Monte Negro pit and the Moore pit.
The first stage pit is located in the existing Monte Negro pit, where ore is already exposed. An access ramp east of the Moore pit will be developed during pre-production to provide access to the primary crushers. The pit wall (inter-ramp) slopes vary from 38 degrees to 50 degrees, and bench height is 10 m. Ramps have been designed with a width of 26m and a gradient varying between 8% and 10% depending on their location.
Pit stages have been chosen to facilitate the early extraction of the most profitable ore. Elevated initial cut-off grades have been used for this purpose, with ore above 3.0 g/t Au planned for processing at the time of mining and ore in the range of 1.4 to 3.0 g/t Au being stockpiled for later treatment. The mining rate will substantially exceed the milling rate such that mining will be completed by 2029 while processing will be completed in 2041.
The autoclave processing method requires a sulphur content in mill feed as close to 6.8% S as possible (assuming four autoclaves in operation). A sophisticated stockpiling and blending system is being implemented to ensure a stable sulphur feed to the mill, while at the same time, maximizing gold grades in the early years. Total ore on stockpiles will reach a maximum of approximately 100.0 Mt in 2022 / 23.
All waste rock from the Moore and Monte Negro pits will be hauled to the El Llagal tailings area, with potential acid generating waste being submerged in the tailings facility. An 8 km haul road has been constructed to link the pit area to the tailings storage facility.
The processing method requires a significant amount of limestone slurry and lime derived from high quality limestone. Limestone aggregate, which can be of lower quality, is also required for road maintenance and raising tailings storage facility walls. The total amount of processing and construction limestone required for the mine life is 242 million tonnes. There are numerous limestone formations in the vicinity of Pueblo Viejo and three main areas have been identified: Plant, Quemados and San Juan deposits, all of which are within 2 km of the Moore pit.
Mining operations will be undertaken with standard non-electric equipment consisting of CAT789-type haul trucks, diesel hydraulic shovels, CAT994-type front-end loaders, four 200 mm drills and the standard support equipment. The same equipment will work in both the ore pits and the limestone quarries. Although a small contribution to the mine cost, mine dewatering will be an ongoing expense. Most of the dewatering will be required from sumps within the pits after heavy rains. For pit walls stability, a program of dewatering wells and in-pit dewatering holes is being implemented.

PUEBLO VIEJO DOMINICANA CORPORATION
Pueblo Viejo Technical Report
Processing / Metallurgy
Mill throughput is scheduled to ramp up from around 19,000 tonnes per day (t/d) in 2012 to a steady state 24,000 t/d in 2013.
In the milling process, the ore is crushed, ground and then pressure-oxidized in autoclaves for 60 to 75 minutes. The autoclave product is discharged to a cooling tank, from where it is fed to a hot cure circuit which dissolves any basic ferric sulphate that formed during autoclaving. The hot-cured slurry is pumped to a washing circuit to remove sulphuric acid and dissolved metal sulphates.
The thickener underflow is pumped to a lime boil preheat vessel where the jarosites are broken down to liberate the silver. The lime boil slurry is cooled to 400C in a cooling tower and pumped to the CIL circuit where gold and silver are extracted using cyanide and activated carbon.
The thickener overflow is sent to iron precipitation tanks where limestone is added to reduce the acidity and precipitate iron. The iron sludge is separated and sent to a high density sludge (HDS) circuit. The iron-free solution is treated in the copper recovery plant where the copper is dissolved, precipitated, thickened and filtered to produce market-grade copper concentrate. The copper-free solution from the copper recovery plant is treated with limestone and lime to neutralize the remaining acid and precipitate the other metal sulphates to form HDS. The sludge is thickened and pumped to the tailings pond along with the CIL tailings.
Loaded carbon from the CIL circuit is forwarded to the refinery for acid washing and elution. Gold and silver are recovered from the pregnant solution by electrowinning (EW). The EW sludge is filtered, dried, and retorted to remove the mercury and smelted to produce bullion bars. The barren carbon is reactivated and recycled back to the CIL circuit.
CIL tailings go to a cyanide destruction circuit to reduce the cyanide content from more than 100 mg/L cyanide to less than 20 mg/L cyanide. The detoxified slurry, together with the HDS circuit sludge, is pumped to the tailings storage facility.
Tailings Storage Facilities
The primary tailings storage area is located in the El Llagal valley approximately 3.5 km south of the plant site and consists of two rockfill dams with saprolite cores. An additional site, La Piñita, has also been identified for tailings storage. Potential acid-generating waste rock from the open pits will also be disposed of in these facilities. The ultimate storage capacity at El Llagal is expected to be 450 Mm3, with an additional 70 Mm3 at La Piñita. The combined capacity of the sites will be sufficient to contain all of the tailings, waste rock and HDS precipitate to be generated over the life of the current PVGP mineral reserves, and runoff water from the design flood event. Any seepage water will be collected in a pond at the base of the dam and pumped back to the impoundments. In addition, monitoring wells will be used around the perimeter of the basins to monitor groundwater quality.

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PUEBLO VIEJO DOMINICANA CORPORATION
Pueblo Viejo Technical Report
The PVGP is situated in a seismically active area. The design of the dams is based on the maximum likely earthquake with a magnitude of 8.2. The starter dam has been designed to provide sufficient storage capacity for 1.5 years of full-scale tailings generation, waste rock, and HDS precipitate production. Emergency spillways, sufficiently large to release a 1-in-100 year rainfall event, will be maintained throughout the mine life and at the end of the operation.
Excess water from the tailings storage facility can be discharged to the Maguaca or Margajita Rivers. To ensure that water discharge meets relevant environmental standards, an additional treatment plant has been included for the eventual discharges.
Production
Gold production is projected to average approximately 1.1 million ounces per year for the first five years and approximately 650,000 ounces for the remainder of the mine life, for a total over 30 years of 22.1 million ounces. Silver production is projected to average approximately 6.4 million ounces per year for the first five years and approximately 3.7 million ounces per year for the remainder of the mine life, for a total of 125 million ounces. Approximately 13 million pounds per year of by-product copper metal will also be produced. Gold recovery is projected to vary between 90% and 94%, averaging 91.7%. Silver and copper recoveries are estimated to average 86.8% and 78.7% respectively over the mine life. Various options have been examined for deriving value from the zinc mineral resources, but to date, no option has clearly demonstrated an acceptable return on the investment required. Studies are continuing.
The autoclave circuit has been designed to oxidize initially an average of 1,200 t/d of sulphur, with 1,600 t/d capacity after expansion. As a result of the varying sulphur content of the mill feed, the processing rate will range from 12,000 t/d (high sulphur) to 18,000 t/d (low sulphur) to 24,000 t/d (steady state throughput). The rest of the process plant has been designed to handle the maximum process throughput.
Water Management and Supply
The Hatillo and Hondo Reservoirs will supply fresh water for the process plant. Reclaimed water from the El Llagal TSF is expected to be used only as supplementary water supply under drought and flood situations, because chlorides and gypsum in this reclaim water would build up to unacceptable levels if recycled to the process plant.
Barge-mounted pumps at the larger Hatillo Reservoir will pump fresh water to the Hondo Reservoir for make-up purposes. Fresh water will then be pumped and piped to the camps and to the fresh water storage pond northeast of the plant site.
Fresh water for construction at the plant, such as earthworks conditioning, is expected to be taken from the Hondo Reservoir or pumped temporarily from the Maguaca River and stored in the existing fire water tank located south of the plant. Two spillage ponds at either side of the Maguaca River will be used to store water for the construction of the TSFs and southern haul roads.

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Potable water will be supplied by treating and chlorinating fresh water from the Hondo Reservoir. A raw water tank will be installed south of the construction camp, and is expected to remain in place in the future. The raw water tank will supply fire and potable water through a treatment plant for the camps and plant site during construction. During operations, fire and process water for the plant site will be supplied from a freshwater storage pond.
The plant site is located on top of a ridge between two drainage catchments. Where possible, runoff from the process plant will be directed to the Arroyo Margajita drainage area to keep it separate from the storm water runoff from the old facilities. Where this is not practical, collection ponds will capture the run-off before it is pumped to the new water management system or returned to the process plant to serve as make-up water.
Power Supply
Power requirements will vary from 150 MW at a process rate of 18,000 t/d to approximately 200 MW at 24,000 t/d. Although the situation has improved somewhat in recent years, power supply from the national grid in the Dominican Republic remains unreliable and is not currently the preferred option for all of the power needed for the PVGP, as the selected ore processing route requires a reliable supply of power. Construction power for the project is provided by small 1 MW portable diesel-fired power plants.
PVDC has considered a number of options for supply of power. The currently preferred option involves:
•	Supplying 13 MW for pre-commissioning from on-site generation by March 2011 (now in place)
•	Supplying an additional 30 MW for commissioning from on-site generation installed by May 2011
•	Completion of a temporary connection to the national grid to supply up to 80 MW by September 2011 to operate the processing plant initially at 6,000 t/d (76 MW) then eventually 12,000 t/d (105 MW)
•	Completion of a transmission line to Monte Rio by March 2012 to provide an additional 100 MW plus on-site general and grid power to bring the processing plant up to full production
•	Completion of a barge installation at Monte Rio by June 2012 to allow the mine site to be self-sufficient and not require the supply from the grid.

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Environmental
PVDC is responsible for all historic environmental matters within the boundaries of the Development Areas designated in the Pueblo Viejo Feasibility Study. The main areas include the Monte Negro and Moore pits, the Los Quemados, Las Lagunas and Plant limestone quarry areas, the plant site, two acid rock drainage (ARD) storage ponds, camp site, El Llagal tailings and waste rock storage facilities, and areas reserved for extraction of construction material and additional limestone requirements. PVDC is not responsible or financially liable for remediation, rehabilitation or mitigation of the historic environmental matters outside the boundaries of the Development Areas.
An established 16 step process for environmental management is followed to address some 4,600 unique obligations. Following the SLA guidelines, the historic remediation, ongoing issues and closure plans are managed by PVDC through engagement of local authorities, internal resources and external consultants.
Capital and Operating Costs
The current estimate of project capital costs is:

Capital Costs	US$M
Mine	181.1
Process	882.5
Infrastructure	687.2
Indirects	1,119.3
Contingencies	149.2

Total Capital	$3,019.3

As noted above, the project is undergoing a capital cost review and it is expected that project capital costs (excluding sustaining capital) will increase to US$3.3-3.5 billion.
The current estimate of operating costs is:

	Life of Mine Total	US$/t Ore
Operating Costs	(US$M)	Milled
Mining	1,306	5.13
Processing	9,249	36.30
General & Administration	1,121	4.40
Royalty	1,017	4.0
Freight & Refining	203	0.8
Closure	100	0.4
Social Development	88	0.4
Project Development	4	—
Exploration	3	—
Other	3	—

Total Direct Operating Costs and Other Expenses	13,094	51.4

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Project Economics and Sensitivites
AMC has calculated net presents values (NPVs), internal rates of return (IRRs) and paybacks and run sensitivity analyses based on the Barrick 2011 Financial Model using the following cases:
•	Base Case — per Barrick 2011 Financial Model
•	High Case — using typical spot metal prices in Quarter 1, 2011
•	Low Case — using metal prices used to estimate the 2010 mineral reserves
The results are shown in the following table.

Parameter	Unit	Base Case	High Case	Low Case
Gold Price	US$/oz	1,300	1,400	975
Silver Price	US$/oz	24.00	30.00	15.50
Copper Price	US$/lb	3.50	4.40	2.00
NPV	US$ million	4,140	5,067	1,709
IRR	%	26	30	14
Payback	years	2.9	2.5	5.3
Discounted Payback	years	3.3	2.8	6.5
Sensitivities were also run for variations in gold grade and capital costs. All analyses showed the project to be financially robust at all reasonable project parameter variations.
Construction Progress
At the end of January 2011, overall construction was approximately 50% complete although around 75% of project capital has been committed. Pre-stripping has been completed and ore stockpiling has commenced. Initial production continues to be anticipated in the fourth quarter of 2011, although timing delays mainly associated with the issuance of certain approvals related to power supply may result in first production occurring in Quarter 1 2012.
AMC Opinion
AMC has reviewed all matters relevant to technical and scientific information presented in this Technical Report. It is satisfied that there are no issues with respect to the nature, quality and reliability of exploration information that would materially impact on mineral resource and mineral reserve estimates, that the resource and reserve estimates have been properly prepared using acceptable methods, and that they may be relied upon for project economic analysis and development. AMC believes that the quantity of Measured Resources and therefore Proven Reserves is significantly understated due to a conservative classification approach. It does not consider this to be of material significance to the joint venture partners or to project development.

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The significant quantity of Measured and Indicated Resources additional to mineral reserves is due to the current reserve pits being constrained by the currently available area for tailings storage. PVDC is actively pursuing additional tailings storage areas. If successful, it can be expected that the mineral reserves and mine life would increase substantially.
The mining and processing methods selected for the operation are appropriate and the project is being developed in line with latest published guidance. The timely establishment of a source of power for the project in full operational mode is being vigorously addressed but remains to be fully resolved. This should not significantly delay project start-up. PVDC has all permits necessary to commence operations. The timely receipt of all remaining permits is an ongoing challenge which is not uncommon in developing countries.
The project is financially robust at all reasonable variations in key project parameters.

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CONTENTS

EXECUTIVE SUMMARY

1 INTRODUCTION AND TERMS OF REFERENCE	1
1.1 Units of Measurement and Conversion Factors	2

2 RELIANCE ON OTHER EXPERTS	4

3 PROPERTY DESCRIPTION AND LOCATION	5
3.1 Location	5
3.2 Land Status, Ownership and Special Lease Agreement	5

4 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY	8
4.1 Access	8
4.2 Climate and Physiography	8
4.3 Infrastructure and Local Resources	8

5 HISTORY	9
5.1 Pre-1969	9
5.2 Rosario / AMAX (1969-1992)	9
5.3 Privatization (1996)	11
5.4 GENEL JV	11
5.4.1 Mount Isa Mines	11
5.4.2 Newmont	11
5.4.3 Placer Dome	11
5.4.4 Other Information	11

6 GEOLOGICAL SETTING	12
6.1 Regional Geology	12
6.2 Local Geology	13
6.2.1 Hydrothermal Alteration	13
6.2.2 Structure	16
6.2.3 Weathering	17
6.2.4 Moore Deposit	17
6.2.5 Monte Negro Deposit	18

7 DEPOSIT TYPE	20

8 MINERALIZATION	21
8.1 General Description	21
8.2 Metal Occurrence and Distribution	22
8.2.1 Gold	22
8.2.2 Silver	23
8.2.3 Zinc	23
8.2.4 Copper	24
8.2.5 Lead	24
8.3 The Moore Deposit	24
8.3.1 West Flank Zone	24
8.3.2 North and South Hills Zones	25
8.4 The Monte Negro Deposit	25
8.4.1 Monte Negro Central Zone	25
8.4.2 Monte Negro South Zone	26
8.5 Mineralization Controls Used in Resource Estimates	26

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EXECUTIVE SUMMARY

9 EXPLORATION PROGRAMS	28
9.1 Barrick Exploration Programs	28
9.2 AMC Opinion	28

10 DRILLING	29
10.1 Introduction	29
10.2 Pre-Barrick Drilling Campaigns	32
10.2.1 Rosario Drilling	32
10.2.2 GENEL JV Drilling	33
10.2.3 MIM Drilling	33
10.2.4 Historical Drill Hole Surveying	33
10.2.5 Placer Drilling	33
10.3 Barrick Drilling Programs	34
10.4 AMC Opinion	34

11 SAMPLING METHOD AND APPROACH	35
11.1 Pre-Placer Drilling Programs	35
11.2 Placer Diamond Drilling	35
11.3 Barrick Diamond Drilling	35
11.4 Sample Quality, Sample Recovery and Related Issues	35

12 SAMPLE PREPARATION, ANALYSES AND SECURITY	36
12.1 Sample Preparation and Assaying Procedures	36
12.1.1 Rosario	36
12.1.2 GENEL JV	36
12.1.3 MIM	36
12.1.4 Placer	37
12.1.5 Barrick	37
12.2 QA/QC Procedures	39
12.2.1 Rosario Check Assays 1978	39
12.2.2 Rosario Check Assays 1985	39
12.2.3 GENEL JV Checks	40
12.2.4 Placer Checks, 2002	40
12.2.5 Placer Checks, 2004	40
12.2.6 ALS Chemex Quality Control	41
12.2.7 Acme Check Assay Program	41
12.2.8 Barrick Checks	41
12.3 AMC Opinion	42

13 DATA VERIFICATION	43
13.1 Verification of Pre-Placer Data — Database Development	43
13.2 Rosario Pseudo-Twin Assay Pairing	43
13.2.1 Historical Twinned Hole Comparisons	44
13.3 Verification of Pre-Barrick Data	45
13.3.1 Verification of Placer Data	45
13.3.2 Down-Hole Contamination of RC and Rotary Holes	45
13.3.3 Cross Sectional Review of MIM, Rosario, and Placer Drilling	45
13.3.4 Gold-Grade Distribution Comparisons	45
13.3.5 Summary	48
13.3.6 AMC Opinion	48

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EXECUTIVE SUMMARY

14 MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES	49
14.1 Introduction	49
14.2 Drill Hole Database	49
14.3 Geological Modelling	50
14.4 Domaining	51
14.5 Topography and Coordinate Units	51
14.6 Raw Assay Statistics	52
14.7 Grade Capping	53
14.8 Assay Compositing	55
14.9 Block Model	55
14.10 Bulk Density	56
14.11 Variography and Search Parameters	56
14.12 Use of Indicators for Grade Shells	56
14.13 Grade Interpolation	57
14.14 Resource Classification	60
14.15 Block Model Validation	61
14.16 Mineral Resource Summary	61
14.17 Comparison with 2007 Resource Estimate	63
14.18 Comparison with 2009 Resource Estimate	64
14.19 Reconciliation Between Grade Control Drilling and Mineral Resource Estimates	65
14.20 AMC Opinion	65
14.21 Mineral Reserve Summary	66

15 ADJACENT PROPERTIES	68

16 MINERAL PROCESSING AND METALLURGICAL TESTING	69
16.1 Metallurgical Studies Prior to Placer Dome (Before 2003)	69
16.2 Placer Dome and Barrick Metallurgical Testwork (2003-2007)	70

17 ADDITIONAL REQUIREMENTS FOR TECHNICAL REPORTS ON DEVELOPMENT PROPERTIES AND PRODUCTION PROPERTIES	77
17.1 Mining	77
17.1.1 Site Conditions & Choice of Mining Method	77
17.1.2 Open Pit Optimization	77
17.1.3 Mineral Reserves Estimation	84
17.1.4 Mine Design Factors	85
17.1.5 Mine Production and Total Materials Handling Schedule	88
17.1.6 Mine Equipment	95
17.1.7 Workforce Requirements	96
17.2 Mineral Processing and Metallurgical Testing	98
17.2.1 Ore Mineralogy	98
17.2.2 Recoverability	99
17.2.3 Limestone and Lime Plant Description	108
17.2.4 Process Risk Summary	110
17.3 Infrastructure	111
17.3.1 General Infrastructure	111
17.3.2 Power Plant	112
17.3.3 Site Electrical System	113
17.3.4 Process Control Facilities	113
17.3.5 Communication Facilities	113
17.3.6 Fuel	113
17.3.7 Water Supply	113
17.3.8 Storm Water	114

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EXECUTIVE SUMMARY

17.3.9 Waste Management	114
17.3.10 Sewage Treatment	114
17.3.11 Fire Protection	114
17.3.12 Dust Control	114
17.3.13 Landfill	114
17.4 Markets	115
17.5 Contracts	115
17.6 Environmental Considerations	115
17.6.1 Authorizations and Responsibilities	115
17.6.2 Principal Granted Agreements and Licenses	116
17.6.3 Legacy Environmental Conditions	116
17.6.4 Environmental Baseline Studies	117
17.6.5 Environmental Issues for Mine Operation	120
17.6.6 Mine Closure and Post Closure Impacts	122
17.6.7 Environmental Risks and Liabilities	123
17.7 Taxes and Payments	124
17.8 Production Schedule	124
17.9 Capital and Operating Costs	126
17.10 Economic Analysis	127
17.11 Project Construction	130

18 OTHER RELEVANT DATA AND INFORMATION	131

19 REFERENCES	136

20 DATE AND SIGNATURE PAGE	137

21 QUALIFIED PERSONS’ CERTIFICATES	138
TABLES

Table 1-1 Persons who Prepared or Contributed to this Technical Report	1
Table 8-1 Mineralogically Determined Deportment of Gold	23
Table 10-1 Summary of Pre-Barrick Drilling Campaigns	29
Table 12-1 Summary of Placer / ALS Assaying Procedures	37
Table 14-1 Drill Holes and Metres for 2010 Resource Estimate	49
Table 14-2 Gold Assay Statistics	52
Table 14-3 Raw Gold Assay Capping	53
Table 14-4 Block Model Geometry	55
Table 14-5 Bulk Density Statistics	56
Table 14-6 Search and Sample Selection Parameters for Gold Indicator Estimates	58
Table 14-7 Search and Sample Selection Parameters for Gold Grade Estimates	58
Table 14-8 Classification Criteria	61
Table 14-9 Pueblo Viejo Mineral Resources, December 2010	62
Table 14-10 Pueblo Viejo Zinc Mineral Resources, December 2010	63
Table 14-11 Comparison of 2007 and 2010 Resource Estimates (100% “Inclusive” Basis)	63
Table 14-12 Comparison of 2009 and 2010 Resource Estimates (100% “Additional” Basis)	64

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Table 14-13 Pueblo Viejo Mineral Reserves December 2010	66
Table 14-14 Comparison of 2009 and 2010 Reserve Estimates (100% Basis)	67
Table 14-15 Comparison of 2007 and 2010 Reserve Estimates (100% Basis)	67
Table 16-1 Summary of Metallurgical Test Programs (from PAH)	69
Table 16-2 Comminution Testwork	71
Table 17-1 Slope Angles for Pit Optimization	78
Table 17-2 Metal and Commodity Prices used for Pit Optimization	78
Table 17-3 Mining and Processing Costs used for Pit Optimization	79
Table 17-4 Smelting and Refining Costs and Payable Metals used for Pit Optimization	79
Table 17-5 Pueblo Viejo Pit Optimization — Total Tonnages per Pit Shell	80
Table 17-6 Pueblo Viejo Pit Optimization — Comparison between the Final Pit Design and Pit Shell 27	83
Table 17-7 Pueblo Viejo Mineral Reserves, December, 2010	85
Table 17-8 Phase Ore Mining by Period	93
Table 17-9 Project Limestone Requirements	94
Table 17-10 Limestone Sources and Uses	95
Table 17-11 Total Mine Labour per Period	96
Figure 17.9 Pueblo Viejo— Simplified Flowsheet	101
Table 17-12 Limestone and Lime Plant Design Basis (Expansion 24,000 t/d Ore Processing Rate)	109
Table 17-13 Project Capital Cost Estimate	126
Table 17-14 Sustaining Capital Cost Summary*	126
Table 17-15 Direct Operating Costs and Other Expenses	127
Table 17-16 Cash Cost Summary (US$)	127
Table 17-17 Total Projected Revenues by Product	127
Table 17-18 Pueblo Viejo Gold Project Investment Parameters	128
Table 17-19 Sensitivity Analysis to Metal Prices	129
Table 17-20 Sensitivity Analysis to Ore Grades	130
Table 17-21 Sensitivity Analysis to Capital Expenditure	130
FIGURES

Figure 3-1 Location Diagram	5
Figure 3-2 Montenegro Fiscal Reserve	6
Figure 5-1 Rosario Mine Workings and Plant	10
Figure 6-1 Regional Geology	12
Figure 6-2 Alteration and Mineralization, Moore Deposit	14
Figure 6-3 Alteration and Mineralization, Monte Negro Deposit	15
Figure 6-4 Block Model Gold Grades relative to Propylitic Boundary	15
Figure 6-5 Plan View of Main Structural Elements	16
Figure 10-1 Location of all Drill Holes, Moore Deposit	30
Figure 10-2 Location of all Drill Holes, Monte Negro Deposit	31
Figure 12-1 Barrick On-Site Sample Preparation Procedure	38
Figure 13-1 AMEC Comparison of Placer and Rosario Drill Hole Assays within 10 m	44
Figure 13-2 Frequency Distribution of Gold by Drilling Campaign: All Drill Holes vs. Placer Rotary	46
Figure 13-3 Frequency Distribution of Gold by Drilling Campaign: All Drill Holes vs. Barrick DDH	47
Figure 14-1 Location of Drill Holes Used for 2010 Resource Estimate	50

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Figure 14.2 Gold Omni-Directional Correlogram	60
Figure 16-1 Effect of Gold Head Grade on Gold Recovery	72
Figure 16-2 Effect of Temperature on CIL Silver Extraction from Lime Boil Plant Operation	74
Figure 16-3 Relationship between Gold Recovery and Organic Carbon Content*	74
Figure 17-1 Sensitivity of Pit-Contained Gold to Costs and Gold Price	81
Figure 17-2 Sensitivity of Pit Total Tonnage to Costs and Gold Price	81
Figure 17-3 Final Pit Design. Based on Pit Shell 27	83
Figure 17-4 Plant Daily Ore Treatment Capacity as Function of S Content	85
Figure 17-5 Sulphur Grade Decay model for Ore in Stockpiles	86
Figure 17-6 Mine Yearly ROM	91
Figure 17-7 Mine Annual Movement — Excluding Quarries (above), and Including Quarries (below)	92
Figure 17-8 Ore to Crusher	93
Figure 17-9 Pueblo Viejo — Simplified Flowsheet	101
Figure 17-10 Life of Mine Production Schedule	125
Figure 17-11 Life of Mine Ore Processed and Gold / Silver Head Grades	125
Figure 17-12 Project Net Cash Flow	128
Figure 17-13 Annual Costs and Revenues	129
APPENDICES

Appendix A	PVDC Internal Memo on 2010 QA/QC Results
Distribution list:

1 stamped and sealed hard copy to:	Ms M Belanger, Goldcorp Inc
1 stamped and sealed hard copy to:	Mr R Sims, Barrick Gold Corp
1 stamped and sealed hard copy to:	Mr K Cole-Rae, Barrick Gold Corp
1 stamped and sealed hard copy to:	AMC Vancouver office
1 unstamped electronic copy to:	Ms M Belanger, Goldcorp Inc
1 unstamped electronic copy to:	Mr R Sims, Barrick Gold Corp
1 unstamped electronic copy to:	Mr K Cole-Rae, Barrick Gold Corp

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1 INTRODUCTION AND TERMS OF REFERENCE
This Technical Report on the Pueblo Viejo Gold Project (PVGP) in the Dominican Republic has been prepared on behalf of Pueblo Viejo Dominicana Corporation (PVDC), the operating company for the joint venture partners, Barrick Gold Corporation (Barrick) and Goldcorp Inc. (Goldcorp), and on behalf of Barrick and Goldcorp, by Mr H A Smith and Mr P R Stephenson of AMC Mining Consultants (Canada) Ltd (AMC) of Vancouver, Canada. It has been prepared in accordance with the requirements of National Instrument 43-101 (NI 43-101), “Standards of Disclosure for Mineral Projects”, of the Canadian Securities Administrators (CSA) for lodgement on CSA’s “System for Electronic Document Analysis and Retrieval” (SEDAR). AMC previously prepared a Technical Report on the PVGP on behalf of Goldcorp in May 2008.
Barrick owns 60% of the PVGP, the other 40% being owned by Goldcorp, with Barrick being the operator.
The names and details of persons who prepared or contributed to this Technical Report are listed in Table 1.1.
Table 1.1 Persons who Prepared or Contributed to this Technical Report

Qualified			Ind of	Date of Site	Professional
Person	Position	Employer	Goldcorp	Visit	Designation	Sections of Report
Qualified Persons responsible for the preparation and signing of this Technical Report

Mr P R Stephenson	Principal Geologist	AMC Mining Consultants (Canada) Ltd	Yes	14-17 March, 2011	BSc, P.Geo (BC), MCIM, FAIG, FAusIMM (CP)	Sections 1-15. With Mr Smith, Sections 18-21 & Exec Summary
Mr H A Smith	Principal Mining Engineer	AMC Mining Consultants (Canada) Ltd	Yes	18-19 March, 2008	BSc, MSc, P.Eng (BC), PEng (On), PEng (AB), MCIM	Sections 16 and 17. With Mr Stephenson, Sections 18-21 & Exec Summary
Other Contributors

Mr B Lanas	Senior Mining Engineer	AMC Mining Consultants (Canada) Ltd	Yes	14-17 March, 2011	BSc (Eng)	Assistance with Section 17
Mr M Molavi	Principal Mining Engineer	AMC Mining Consultants (Canada) Ltd	Yes	14-17 March 2011	BEng, MEng, P.Eng	Assistance with Section 17
The scope of the personal inspection of the property undertaken by the Qualified Persons covered:
•	Interviews on site with key Barrick and PVDC personnel
•	Site tours of open pits, existing and planned site infrastructure
•	On-site examination of plans, cross sections, photographs and other diagrams

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Mr Stephenson and Mr Smith have reviewed, confirmed and take responsibility for the December 2010 mineral resource and mineral reserve estimates reported herein.
The Technical Report is based on information provided by PVDC, a list of which is contained in Section 21 — References, on a site visit undertaken in March 2011, and on discussions with PVDC, Goldcorp and Barrick personnel1.
PVDC, Barrick and Goldcorp were provided with a draft of this report to review for factual content and conformity with the brief.
This report is effective 29 March 2011.
1.1 Units of Measurement and Conversion Factors
The Metric System or System International (SI) is the primary system of measure used in this report. Conversions from the Metric System to the Imperial System are provided below for general guidance.
Metals and minerals acronyms in this report conform to mineral industry accepted usage. Further information is available online from a number of sources, including web site: http://www.maden.hacettepe.edu.tr/dmmrt/index.html.
The following conversion factors are used in this report:
1 hectare = 2.471 acres
1 hectare = 0.00386 square miles
1 square kilometre = 0.3861 square miles
1 metre = 3.28084 feet
1 kilometre = 0.62137 miles
1 gram = 0.03215 troy ounces
1 troy ounce = 31.1035 grams
1 kilogram = 2.205 pounds
1 tonne = 1.1023 short tons
1 gram/tonne = 0.0292 troy ounces/short ton
A more complete list of conversion factors can be found on the following web site: http://www.empr.gov.bc.ca/Mining/Geolsurv/MINFILE/manuals/coding/Hardcopy/appdvii.htm.

[1]	In this report, references to Barrick on-site practices and procedures at Pueblo Viejo can also be read to be references to PVDC practices and procedures.

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The term grams/tonne or g/t is equivalent to 1 ppm (part per million) = 1000 ppb (part per billion). Other abbreviations include: oz/t = ounce per tonne; Moz = million ounces; Mt = million tonnes; t = tonne (1000 kilograms); wt% = percent by weight; % = ppm/10,000;m = metre; km2 = square kilometres; ha = hectare; BD = bulk density; SG = specific gravity; lb/t = pounds/tonne; t/d = tonnes per day.
Dollars are expressed in Unites States currency (US$ or $) unless otherwise stated.
Prices of gold and silver are stated in US$  per troy ounce (US$/oz). The price of copper is stated in US$  per pound (US$/lb).

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2 RELIANCE ON OTHER EXPERTS
The Qualified Persons have not relied upon the work of any Experts who are not Qualified Persons as listed in Table 1.1 in the preparation of this report.

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3 PROPERTY DESCRIPTION AND LOCATION
3.1 Location
Pueblo Viejo is located in the central part of the Dominican Republic on the Caribbean island of Hispaniola in the province of Sanchez Ramirez (Figure 3.1) The PVGP is 15 km west of the provincial capital of Cotui and approximately 100 km northwest of the national capital of Santo Domingo.
Figure 3-1 Location Diagram
3.2 Land Status, Ownership and Special Lease Agreement
Pueblo Viejo Dominicana Corporation (PVDC) is the holder of the right to lease the Montenegro Fiscal Reserve (MFR) by virtue of a Special Lease Agreement of Mining Rights (Special Lease Agreement or SLA), which was ratified by the National Congress of the Dominican Republic by means of Resolution No. 125-02, dated as of August 26, 2002. The SLA was published in the Official Gazette of the Dominican Republic on May 21, 2003, and became effective on July 29, 2003 (the “Approval Date”). PVDC is a Barbados corporation that is legally registered in the Dominican Republic with Dirección General de Impuestos Internos.

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Figure 3-2 Montenegro Fiscal Reserve

370000
375000
380000
2095000
2090000
Dam
Tailings
Infrastructure
Low Grade Stockpiles
Mine Pits
Plant Site
Quarries
Fiscal Reserve
50m Contour
0
1,000
2,000
Metres
Cumba
Sabana El Rey
Marqueza Stream
Sabana Verde
Quemados
San Juan
Las Lagunas
Los Naranjos
Las Lajas
Arroyo Vuelta
Fatima
Piedrasa

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The Montenegro Fiscal Reserve is centred at 19°02’ N, 70°08’ W in an area of moderately hilly topography (see Figure 3.2) It covers an area of 4,880 ha and encompasses all of the areas previously included in the Pueblo Viejo II concession areas, which were owned by Rosario Dominicana until March 7, 2002, and the El Llagal area. On March 7, 2002, the Dominican State, with the consent of Rosario, terminated the Pueblo Viejo Concession and the Pueblo Viejo II Concession. On March 7, 2002, the Dominican State, by virtue of Presidential Decree No. 169-02, created the Montenegro Fiscal Reserve with an area of 3,200 ha. On August 3, 2004, The Dominican State, by virtue of Presidential Decree No. 722-04, modified the Montenegro Fiscal Reserve to include El Llagal.
The SLA governs the development and operation of the PVGP. It provides PVDC with the right to operate the PVGP for a 25 year period commencing when PVDC gives Project Notice. On February 26, 2008, PVDC gave Project Notice to the Government of the Dominican Republic pursuant to the SLA and delivered the Pueblo Viejo Feasibility Study to the Government. PVDC has the right to automatically renew the term of the lease for an additional 25 years at its sole option (50 years in total). The agreement provides for another 25 year extension with mutual agreement between both parties (75 years in total).
Under the SLA, PVDC is obliged to make the following payments to the Dominican Republic: certain fixed payments due upon achieving certain milestones; a Net Smelter Return Royalty; a Net Profits Interest; a tax on income, and a withholding tax on interest paid on loans. In addition, an Environmental Reserve Fund to be held in an offshore escrow account is to be funded during operations until the escrowed funds are adequate to discharge PVDC’s closure reclamation obligations.
Excluding exchange commissions, PVDC is to be exempt from all forms of taxes, permits, licenses, fees and duties, sales taxes, gross revenue taxes, value-added taxes (Impuesto a la Transferencia de Bienes Industrializados y Servicios), customs export duties and excise taxes, on all goods, services and rights produced, sold or leased that relate to the activities in connection with the construction, operations, and closure of the Leased Properties.
Prior to PVDC giving the Dominican State a Project Notice, the Dominican State was responsible for all historic environmental matters. Subsequent to provision of the Project Notice, PVDC assumed these responsibilities for all historic environmental matters within the boundaries of the “Development Areas” designated in the Project Feasibility Study. The Dominican State remained responsible for the relocation, where necessary, of persons with valid claims to land within the Montenegro Fiscal Reserve.
On February 27, 2009, President Leonel Fernandez stated in a speech to the National Assembly of the Dominican Republic that the Dominican State had reached an agreement with PVDC on modifications to the SLA for the benefit of both parties. The formal language of the amendment was approved by all parties on June 10, 2009, and was sent to the Dominican Republic Congress the week of June 15, 2009. Congress approved the SLA amendments without changes, and the President signed the amended SLA on November 13, 2009.
AMC was provided with a copy of the 2009 amended SLA.

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4 Accessibility, Climate, Local Resources, Infrastructure and Physiography
4.1 Access
Access from Santo Domingo is by a four lane, paved highway (Autopista Duarte) that is the main route between Santo Domingo and the second largest city, Santiago. This highway connects to a secondary Highway, #17, at the town of Piedra Blanca, approximately 78 km from Santo Domingo. This secondary highway is a two lane, paved highway that passes through the towns of Piedra Blanca and Maimon on the way to Cotui. The gatehouse for the PVGP is 22 km from Piedra Blanca.
The main port facility in the Dominican Republic is Haina in Santo Domingo. Other port facilities are located at Puerto Plata, Boca Chica, and San Pedro de Macoris.
4.2 Climate and Physiography
The central region of the Dominican Republic is dominated by the Cordillera Central mountain range, which runs from the Haitian border to the Caribbean Sea. The highest point in the Cordillera Central is Pico Duarte at 3,175 m. Pueblo Viejo is located in the eastern portion of the Cordillera Central where local topography ranges from 565m at Loma Cuaba to approximately 65m at the Hatillo Reservoir.
Two rivers run through the concession, the Margajita and the Maguaca. The Margajita drains into the Yuna River upstream from the Hatillo Reservoir while the Maguaca joins the Yuna below the Hatillo Reservoir. The flows of both rivers vary substantially during rainstorms.
The Dominican Republic has a tropical climate with little fluctuation in seasonal temperatures, although August is generally the hottest month, and January and February are the coolest. Temperatures at the Project site range from daytime highs of 32°C to night-time lows of 18°C. Annual rainfall is approximately 1.8m, with May through October typically being the wettest months. The Dominican Republic is in a hurricane channel; the hurricane season is typically August to November.
As a result of previous mining and agriculture, there is little primary vegetation on the Pueblo Viejo site and surrounding concessions. Secondary vegetation is abundant outside of the excavated areas and can be quite dense. Rosario Dominicana, the previous owner of the concessions, also aided the growth of secondary vegetation by planting trees throughout the property for soil stabilization.
4.3 Infrastructure and Local Resources
See Section 17.

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5 HISTORY
5.1 Pre-1969
The earliest records of Spanish mine workings at Pueblo Viejo are from 1505, although Spanish explorers sent into the interior of the island during the second visit of Columbus in 1495 probably found the deposit being actively mined by the native population. The Spanish mined the deposit until 1525, when the mine was abandoned in favour of newly discovered deposits on the American mainland.
There are few records of activity at Pueblo Viejo from 1525 to 1950, when the Dominican Government sponsored geological mapping in the region. Exploration at Pueblo Viejo focused on sulphide veins hosted in unoxidized sediments in streambed outcrops. A small pilot plant was built but economic quantities of gold and silver could not be recovered.
5.2 Rosario / AMAX (1969-1992)
During the 1960s, several companies inspected the property but no serious exploration was conducted until Rosario Resources Corporation of New York (Rosario) optioned the property in 1969. As before, exploration was directed first to the unoxidized rock where sulphide veins crop out in the stream valley and the oxide cap is only a few metres thick. As drilling moved out of the valley and on to higher ground, the thickness of the oxide cap increased to a maximum of 80m, revealing an oxide ore deposit of significant tonnage.
In 1972, Rosario Dominicana S.A. was incorporated (40% Rosario, 40% Simplot Industries, and 20% Dominican Republic Central Bank). Open pit mining of the oxide resource commenced on the Moore deposit in 1975. In 1979, the Dominican Central Bank purchased all foreign held shares in the mine. Management of the operation continued under contract to Rosario until 1987. Rosario was merged into AMAX Inc. in 1980.
Rosario continued exploration throughout the 1970s and early 1980s, looking for additional oxide resources to extend the life of the mine. The Monte Negro, Mejita, and Cumba deposits were identified by soil sampling and percussion drilling, and were put into production in the 1980s. Rosario also performed regional exploration, evaluating much of the ground adjacent to the Pueblo Viejo concessions, with soil geochemistry surveys and percussion drilling. An airborne EM survey was flown over much of the Maimon Formation to the south and west of Pueblo Viejo.
With the oxide resources diminishing, Rosario initiated studies on the underlying refractory sulphide resource in an effort to continue the operation. Feasibility level studies were conducted by Fluor Engineers Inc. (Fluor) in 1986, and Stone & Webster Engineering / American Mine Services (SW/AMS) in 1992.

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Fluor concluded that developing a sulphide project would be feasible if based on roasting technology, with sulphuric acid as a by-product. Rosario rejected this option due to environmental concerns related to acid production.
SW/AMS concluded that a roasting circuit for the sulphide deposits would be profitable at 15,000 tonnes per day (t/d) using limestone slurry for gas scrubbing and a new kiln to produce lime for gas cleaning and process neutralization.
Rosario continued to mine the oxide material until approximately 1991, when the oxide resource was essentially exhausted. A CIL plant circuit and new tailings facility at Las Lagunas were commissioned to process transitional sulphide ore at a maximum of 9,000 t/d. Results were poor, with gold recoveries varying from 30% to 50%. Selective mining continued in the 1990s on high-grade ore with higher estimated recoveries. Mining in the Moore deposit stopped early in the 1990s owing to high copper content (which resulted in high cyanide consumption) and ore hardness. Mining ceased in the Monte Negro deposit in 1998, and stockpile mining continued until July 1999, when the operation was shut down.
In 24 years of production, the Pueblo Viejo mine produced a total of 5.5m oz of gold and 25.2m oz of silver. Figure 5.1 shows a photographic overview of the Rosario mine workings and plant as at early 2008.
Figure 5-1 Rosario Mine Workings and Plant

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5.3 Privatization (1996)
Lacking funds and technology to process the sulphide ore, Rosario Dominicana attempted two bidding processes to joint venture the property, one around 1992 and the other in 1996. In November 1996, Rosario selected Salomon Brothers (Salomon Smith Barney) to coordinate a process to find a strategic partner to rehabilitate the operation and to determine the best technology to economically exploit the sulphide resource. Three companies were involved in the privatization process: GENEL JV (Joint Venture), Mount Isa Mines, and Newmont. This privatization was not achieved but each of the three companies conducted work on the property during their evaluations.
5.4 GENEL JV
The GENEL JV was formed in 1996 as a 50:50 joint venture between Eldorado Gold Corporation and Gencor Inc. (later Gold Fields Inc.) to pursue their common interest in Pueblo Viejo. The GENEL JV expended $6 million between 1996 and 1999 in studying the project and advancing the privatization process. Studies included diamond drilling, developing a new geological model, mining studies, evaluation of refractory ore milling technologies, socio-economic evaluation, and financial analysis.
5.4.1 Mount Isa Mines
In 1997, Mount Isa Mines (MIM) conducted a due diligence program as part of its effort to win Pueblo Viejo in the privatization process. It conducted a 31 hole, 4,600m diamond drilling program, collected a metallurgical sample from drill core, carried out detailed pit mapping, completed induced polarisation (IP) geophysical surveys over the known deposits and Organizing aerial photography over the mining concessions to create a new (1997) surface topography. MIM also proposed to carry out a pilot plant and feasibility study using ultra-fine grinding/ferric sulphate leaching.
5.4.2 Newmont
In 1992 and again in 1996, Newmont proposed to carry out a pilot plant and feasibility study for ore roasting / bioheap oxidation. Newmont collected samples for analysis but no results are available. Both of Newmont’s attempts to privatize or joint venture the property failed.
5.4.3 Placer Dome
Between 2003 and mid-2005, Placer Dome (Placer) completed extensive work on Pueblo Viejo including drilling, geological studies and mineral resource / reserve estimation. This work was compiled in a feasibility study completed in July 2005.
5.4.4 Other Information
Refer also to Sections 10 to 13 for additional information on historical exploration.

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6 GEOLOGICAL SETTING
6.1 Regional Geology
Pueblo Viejo is hosted by the Lower Cretaceous Los Ranchos Formation, a series of volcanic and volcaniclastic rocks that extend across the eastern half of the Dominican Republic, generally striking northwest and dipping southwest (Figure 6.1).
Figure 6-1 Regional Geology
The Los Ranchos Formation consists of a lower complex of pillowed basalt, basaltic andesite flows, dacitic flows, tuffs, and intrusions, overlain by volcaniclastic sedimentary rocks, and interpreted to be a Lower Cretaceous intraoceanic island arc. The unit has undergone extensive seawater metamorphism (spilitization), and lithologies have been referred to as spilite (basaltic-andesite) and keratophyre (dacite).

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The Pueblo Viejo Member of the Los Ranchos Formation is confined to a restricted, sedimentary basin measuring approximately 3 km north-south by 2 km east-west. The basin is interpreted to be either due to volcanic dome collapse forming a lake, or a maar-diatreme complex that cut through lower members of the Los Ranchos Formation. The basin is filled with lacustrine deposits that range from coarse conglomerate deposited at the edge of the basin to thinly bedded carbonaceous sandstone, siltstone, and mudstone deposited further from the paleo-shoreline. In addition, there are pyroclastic rocks, dacitic domes, and diorite dykes within the basin. The sedimentary basin and volcanic debris flows are considered to be of Neocomian age (121 Ma to 144 Ma). The Pueblo Viejo Member is bounded to the east by volcaniclastic rocks, and to the north and west by spilite flows and dacitic domes.
To the south, the Pueblo Viejo Member is overthrust by the Hatillo Limestone Formation, thought to be Cenomanian (93 Ma to 99 Ma), or possibly Albian (99 Ma to 112 Ma) in age.
Outside of the deposit areas, saprolite is as much as 25m thick in the valleys but is negligible on the hilltops. Fresh rock and partially clay-altered rock can often be found on the tops of hills.
6.2 Local Geology
The Pueblo Viejo property comprises several high sulphidation (or acid-sulphate) epithermal deposits of which Moore and Monte Negro are the largest. The deposits form funnel shaped envelopes of advanced argillic alteration where hydrothermal fluids migrated upwards and laterally along permeable horizons.
6.2.1 Hydrothermal Alteration
Alteration zones are typically characterized by silica, pyrophyllite, pyrite, kaolinite, and alunite. Silica is predominant in the core of the alteration envelope and occurs with kaolinite in the upper zones where a silica cap is often formed. Unlike typical high sulphidation deposits where silicic alteration is residual and a result of acid leaching, silicification at Pueblo Viejo represents silica introduction and replacement. Silica enriched zones are surrounded by a halo of quartz-pyrophyllite and pyrophyllite alteration.
Advanced argillic alteration is easily distinguished from the chlorite-albite-calcite-epidote assemblage typical of the seawater metamorphosed (spilitized) Los Ranchos Formation. Limits of the alteration zones are marked by a rapid change (over a few metres) in mineralogy. Outside of alteration zones, finer grained sedimentary rocks are pyritic (framboids) or sideritic with diagenetic conditions suggesting an anoxic, restricted basin. Within mineralisation, siderite is completely replaced by pyrite.
In the Moore deposit, silica and kaolinite are more common in the upper parts of the system. In the now depleted oxide mineralization, silicification was closely associated with gold mineralization and caused mineralized zones to form hills with relief of about 200m. In areas of intense silicification, jasperoid masses were produced, original sedimentary textures completely destroyed, and carbonaceous material removed (Figure 6.2). Locally, veins and masses of pyrophyllite cut the jasperoid bodies.

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Figure 6-2 Alteration and Mineralization, Moore Deposit
In Monte Negro, silica and kaolinite are again more abundant in the upper portions of the deposit, and a silica cap is present. Silicification is more widespread at Monte Negro and not as closely associated to gold mineralization (Figure 6.3). Regardless, gold content is typically higher in silicified or partially silicified (quartz-pyrophyllite) rock.
The relationship of gold mineralization to advanced argillic alteration is shown in Figure 6.4, a cross section through the block model with the green zone representing the contact between advanced argillic alteration above and propylitic alteration below. The white zone represents the latest pit design. Blue, yellow and red lines outline blocks containing increasing gold mineralization.

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Figure 6-3 Alteration and Mineralization, Monte Negro Deposit
Figure 6-4 Block Model Gold Grades relative to Propylitic Boundary

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6.2.2 Structure
Surface mapping and core logging identified two main structural trends. The first, earlier set is NE bearing with vertical dipping. The second, later trend is NNW bearing with vertical dips (Figure 6.5). The latter is probably more important because many feeders in the hydrothermal system used these structures for mineralization.
Both structural trends have contributed to basin formation as many of these faults were growth faults during basin development.
Figure 6-5 Plan View of Main Structural Elements
Low angle faults are recognized in surface mapping, these faults were the last deformation event in the basin, because they cut the previous systems and mainly affect the carbonaceous sedimentary package. They have an average dip of 8-10º and no mineralization is related to these low angle faults.

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There is some conjecture that Moore and Monte Negro may be separated by an offsetting fault, but as yet no firm evidence has been found.
6.2.3 Weathering
Past mining operations have stripped the deposit areas of almost all surface oxidation and the oxide mineralization is now virtually depleted. The oxide was formed where surface oxidation removed sulphide minerals and carbon from the host sediments, leaving silicified host rock and massive jasperoid with jarosite, goethite, and local hematite mineralization. The thickness of the oxide mineralization ranged from 80m at North Hill in the Moore deposit, to 50m in the South Hill and East Mejita deposits, to nothing in the stream valleys. The thickest oxide mineralization was developed in intensely silicified, thinly bedded, and well fractured sedimentary rocks. In contrast, areas underlain by intensely pyrophyllitized sedimentary rocks only had a few metres of oxidation. Soil cover and saprolite were negligible over the oxide mineralized zones.
Gold mineralization was largely immobile in the oxide mineralization. No gold enrichment occurred but free gold existed. Fine specks of gold (less than 100 µm) could be panned from only the highest grade zones. Silver was depleted in the near-surface parts of the oxide mineralization and enriched at the oxide-sulphide interface. Zinc and copper were leached from the oxide with the destruction of the sulphides.
6.2.4 Moore Deposit
The Moore deposit is located at the eastern margin of the Pueblo Viejo Member sedimentary basin. Stratigraphy consists of finely bedded carbonaceous siltstone and mudstone (Pueblo Viejo sediments) overlying horizons of spilite, volcanic sandstone, and fragmental volcaniclastic rocks. The entire sequence has a shallow dip to the west (Figure 6.2).
Fragmental Dacite Porphyry (FDP) that outcrops north of the plant site intrudes the stratigraphic sequence. FDP is best described as a vent breccia with a volcaniclastic appearance, intrusive phases such as local breccia dykes, and intrusive contacts. Propylitically-altered porphyry has been intersected in core with intrusive textures and appears to form a north-north-east striking root zone to the FDP. The FDP appears to have been emplaced prior to mineralization with local zones of disseminated pyrite and anomalous gold mineralization. The eastern margin of the sedimentary basin hosting the Moore deposit, is defined by fragmental volcaniclastic rocks (Zambrana Member) and non-carbonaceous sedimentary rocks (Mejita Sediments).

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There are indications that an internal sub-basin exists at Moore below the Pueblo Viejo Sediments. The sub-basin is partially filled with a mixed sedimentary sequence consisting of inter-fingering Pueblo Viejo Sediments and fragmental volcaniclastic rocks. Graded bedding and slump folding textures are often observed in core. The south and west margins of the sub-basin are defined by pinching of the Spilite and Volcanic Sandstone horizons.
Bedding generally dips shallowly westwards (less than 25°) but locally, steep faults with north-north-east and north-north-west strikes have rotated bedding into steep orientations. The north-north-east faults preserve evidence for east-side-up and left-lateral sense of movement subsequent to mineralization. The north-north-east faults appear to link with a north-north-west trending fault that controls the eastern margin of the Moore dacite porphyry and is a boundary to a gold-bearing pyrite vein zone at North Hill. The westward-dipping thrust and bedding plane faults offset pyrite veins but with only minor displacement. They are associated with an intense cleavage and bedding-parallel quartz veins with gold mineralization.
6.2.5 Monte Negro Deposit
The Monte Negro deposit is located at the north-western margin of the sedimentary basin (Figure 6.3). Stratigraphy consists of inter-bedded carbonaceous sediments ranging from siltstone to conglomerate, interlayered with volcaniclastic flows. These volcaniclastic flows become thicker and more abundant towards the west. This entire sequence has been grouped as the Monte Negro Sediments. In the eastern part of the Monte Negro deposit area, the bedding dip is shallow to the southwest; in the west, the dip is shallow to the northwest.
The Monte Negro Sediments overlie a horizon of spilite and partly silicified, spilite-derived conglomerate. The horizon ranges in thickness from tens of metres to non-existent and is likely filling channels in the uneven spilite surface below.
Thin section work on the spilites suggest that an intrusive dome or near surface plug of unknown dimensions may exist under the west hill of Monte Negro. Dykes that intrude the Monte Negro stratigraphy include a steeply-dipping, north-north-west striking, propylitically altered, mafic dyke approximately 10m wide which is barren of gold mineralization. Similar but thinner dykes have been intersected in core in the west part of the deposit. Thin breccia dykes have also been mapped in the pit walls.
Inter-bedded carbonaceous siltstones, sandstones, and volcanic rocks in the Monte Negro Central Zone generally dip shallowly (19°) towards the southwest. In the Monte Negro South Zone, andesitic volcanic and volcaniclastic rocks generally dip shallowly (13°) towards the north-west. A steep north-north-west trending fault (Monte Negro Fault) with a west-side up sense of movement is interpreted to separate the sediments in the east from the volcanic rocks in the west. The fault is interpreted to have been a focus for silicification, breccia dyke emplacement, and mineralization.

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Bedding in the hanging and footwalls of the Monte Negro Fault has been folded into upright, open folds in close proximity to the fault. The axial trace of the folds trends north-north-west sub-parallel to the strike of the north-north-west conjugate vein set.
Thrust faults displace veins and have brought sedimentary rocks into contact with andesitic volcanic and volcaniclastic rocks. A disconformable thrust contact is well exposed at the southern end of Monte Negro west.
Along the western margin of the main Monte Negro pit (the Monte Negro Central Zone) are thinly bedded carbonaceous siltstones, andesitic sandstones, and andesitic flows that dip shallowly towards the southwest. Towards the centre of the pit, bedding has been folded into a series of shallowly north-north-west plunging open folds.

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7 DEPOSIT TYPE
Pueblo Viejo is classed as a high sulphidation, epithermal gold and silver deposit of the quartz-alunite style. Similar deposits occur at Summitville, Colorado; El Indio, Chile; Lepanto, Philippines; and Goldfield, Nevada. They are characterized by veins, vuggy breccias and sulphide replacements ranging from pods to massive lenses, occurring generally in volcanic sequences and associated with high-level hydrothermal systems. Acid leaching, advanced argillic alteration, and silicification are characteristic alteration styles. Grade and tonnage varies widely. Pyrite, gold, electrum, and enargite / luzonite are typical minerals and minor minerals include chalcopyrite, sphalerite, tetrahedrite / tennantite, galena, marcasite, arsenopyrite, silver sulphosalts, and tellurides (Panteleyev 1996).
The geological setting of the deposit is not certain at this time. Sillitoe and Bonham (1984), Muntean and others (1990), and Kesler and others (2005) have described the setting as a maar-diatreme complex with the various deposits around the margins of the diatreme. The coarse-grained fragmental rocks that occur at depth in the deposit are considered by these investigators to be the product of an explosive volcanic eruption that fragmented the rocks and partially filled the crater. The crater was then completely filled with shallow, marine sedimentary rocks with variable amounts of fragmental rocks from nearby volcanoes. This sequence was then crosscut by later dikes and small dacite and andesite lava domes.
Nelson (2000) describes the setting as volcanic dome complex emplaced in a shallow marine environment and attributes the coarse fragmental rocks to collapsing carapaces on those domes. The sedimentary rocks were deposited in depressions between the domes.
In both cases, mineralization was controlled by structures that controlled emplacement of the lava domes.
Since recent work has been carried out re-logging core and re-interpreting the geology, there has been recognition of the importance of growth faults in the deposit setting.
The uncertainty as to origin has no practical impact on exploration of the deposit at the levels that may be mined by open pit methods. The areal extent of the deposits has been defined by drilling and the vertical extents are reasonably well known, although additional drilling is required to define the deepest parts of the deposit.

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8 MINERALIZATION
8.1 General Description
Metallic mineralization in the deposit areas is predominantly pyrite with lesser amounts of sphalerite and enargite. Pyrite mineralization occurs as disseminations, layers, replacements, and veins. Sphalerite and enargite mineralization is primarily in veins but disseminated sphalerite has been noted in core.
There were three stages of advanced argillic alteration associated with precious metal mineralization:
•	Stage I produced alunite, silica, pyrite, and deposited gold in association with disseminated pyrite
•	Stage II overprinted Stage I and produced pyrophyllite and an overlying silica cap
•	Stage III occurred when hydro-fracturing of the silica cap produced pyrite-sphalerite-enargite veins with silicified haloes
Individual Stage III veins have a mean width of 4 cm and are typically less than 10 cm wide. Exposed at surface, individual veins can be traced vertically over three pit benches (30 m). Veins are typically concentrated in zones that are elongated north-north-west and can be 250m long, 100m wide and 100m vertical. Stage III veins contain the highest precious and base metal values and are more widely distributed in the upper portions of the deposits.
Veins tend to be parallel to a number of local structures that crosscut the deposit. Those structures have a northerly trend at Monte Negro and Moore, with a northwest-southeast trend also present at Moore.
The most common vein minerals are pyrite, sphalerite, and quartz, with lesser amounts of enargite, barite and pyrophyllite. Trace amounts of electrum, argentite, colusite, tetrahedrite — tennantite, geocronite, galena, siderite, and tellurides are also found in veins.
The abundance of pyrite and sphalerite within veins varies across the deposit areas. Veins in the south-west corner of the Monte Negro pit are relatively sphalerite-rich and pyrite-poor when compared to veins elsewhere in the Moore and the Monte Negro deposits. The sphalerite in these veins is darker red in colour, possibly indicating that it is richer in iron.
Late massive pyrophyllite veins that probably represent the last stage of veining and alteration, cut the Stage III veins. All stages of veining are cut by thin, white quartz veins associated with low angle thrusts that post-date mineralization.

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8.2 Metal Occurrence and Distribution
8.2.1 Gold
Gold is intimately associated with pyrite veins, disseminations, replacements, and layers within the zones of advanced argillic alteration. Gold values are generally the highest in zones of silicification or strong quartz-pyrophyllite alteration. These gold-bearing alteration zones are widely distributed in the upper parts of the deposits and tend to funnel into narrow feeder zones.
Stage III sulphide veins also have higher gold values than replacement style mineralization. In the Moore deposit, a high-grade structural feeder zone within an alteration funnel was intersected by a GENEL JV core hole (GEN_MDD6). The hole intersected an intensely silicified shear zone that returned gold values of 9.1 g/t Au over 40m (30m true width). The shear is steeply-dipping and appears to strike either north or northwest. While the shear is open to depth, it possibly has a strike length of less than 100 m. This style of mineralization differs from the upper zones of the deposit, where high-grade gold is associated with sulphide veins. This feeder zone also contains a higher concentration of lead in the form of lead-sulphosalts and galena.
In the Monte Negro deposit, a high-grade feeder zone has not been identified. A potential target is the Monte Negro fault that is intensely silicified and bounds high-grade mineralization at the surface. A second possibility is a deeper zone of mineralization that has been intersected by a vertical core hole testing an IP-chargeability anomaly approximately 100m east of the main deposit.
AMTEL Laboratories of London, Ontario, conducted a study to establish the deportment of gold in four separate composites from Pueblo Viejo. These composites represented four of the five metallurgical rock types established for the deposit: sedimentary rocks (MN-BSD) and volcanic rocks (MN-VCL) at Monte Negro, and sedimentary rocks (MO-BSD) and volcanic rocks (MO-VCL) at Moore. Spilites at Monte Negro were not sampled.
Gold occurs as native gold, sylvanite (AuAgTe4), and aurostibnite (AuSb2). The principal carrier of gold is pyrite where the sub-microscopic gold occurs in colloidal-size micro-inclusions (less than 0.5 µm) and as a solid solution within the crystal structure of the pyrite. The abundance of the gold minerals varies significantly between the different composites (see Table 8.1).

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Table 8.1 Mineralogically Determined Deportment of Gold

	MN-BSD	MN-VCL	MO-BSD	MO-VCL
Form and Carrier Gold Minerals	(%)	(%)	(%)	(%)
Free gold	1.8	25.3	22.4	68.6
Free sylvanite	20.6	0.8	5.1	—
Free aurostibite	—	—	—	0.2
Rock-sulphide binaries	8.3	13.1	8.5	0.9
‘Clean’ rock	4.0	6.1	9.6	0.2
Sub-Microscopic Gold
Micro-inclusions	51.7	33.4	28.0	19.8
Solid solution	13.6	21.5	26.4	10.3
There are four major forms of pyrite: Micro-crystalline, disseminated, porous, and coarse-grained. The micro-crystalline pyrite tends to have the highest gold concentration. This type of pyrite is also the most arsenic-rich, which renders it the most prone to oxidation, and the most difficult to liberate, as it forms complex intergrowths within the rock and with sphalerite. The coarse-grained form of pyrite has the lowest gold concentration and has a well-developed crystal habit making it less susceptible to oxidation.
Gold minerals are also found to a lesser extent as inclusions in enargite, quartz and lead-sulphosalts (primarily geocronite). Gold may also exist in the crystal structure of sulphosalts, such as enargite and geocronite but additional research is required.
While there is a strong correlation between gold and zinc, and zones with sphalerite veins tend to have the highest gold grades, sphalerite carries gold only as intergrowths of gold-bearing pyrite. The quantity of gold carried by the sphalerite depends on the percentage of gold-bearing pyrite encapsulated and the amount of sub-microscopic gold within the pyrite.
8.2.2 Silver
Assays for silver consistently have the strongest correlation with gold. Silver has a strong association with Stage III sulphide veins where it occurs as native silver and in pyrargyrite (antimony sulphide), hessite (silver telluride), sylvanite and petzite (gold tellurides) and tetrahedrite.
8.2.3 Zinc
The majority of the zinc occurs as sphalerite, primarily in Stage III sulphide veins, and secondarily as disseminations. The sphalerite is beige to orange coloured and is relatively iron-free. An exception is the dark red veins found in the south-west corner of the Monte Negro deposit that may represent a discontinuous halo surrounding the alteration zone.
Sphalerite commonly contains inclusions and intergrowths of pyrite, sulphosalts, galena, and silicate gangue. The encapsulated pyrite is often host to sub-microscopic gold mineralization.

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Trace amounts of zinc can be found in tetrahedrite and enargite.
8.2.4 Copper
Most of the copper occurs as enargite hosted in Stage III sulphide veins. Only trace amounts of chalcocite and chalcopyrite have been recorded. Enargite-rich vein zones typically are confined laterally and vertically within the larger sphalerite-rich vein zones. The enargite is difficult to identify in hand specimen and is easily confused with tennantite-tetrahedrite.
8.2.5 Lead
Lead minerals include galena, geocronite, boulangerite, and bournonite, most of which are present as fine inclusions or within fractures in pyrite, sphalerite, and enargite. Geocronite and boulangerite are the most prevalent.
There are a limited number of lead assays in the database. Assaying completed by GENEL JV shows a strong correlation between gold and lead. Elevated lead values were found in the structural feeder zone in the Moore deposit and lead may provide clues on where to search for other feeder zones.
8.3 The Moore Deposit
Pyrite-rich, gold-bearing veins at Moore have a mean width of 4 cm and are steeply-dipping with a trend commonly north-north-west. Subdominant pyrite vein-sets trend north-south and north-north-east. The orientation of pyrite veins and steep faults is similar, albeit with different dominant sets (north-north-west for veins and north-north-east for faults). This indicates a probable genetic link between steep faulting and vein development.
8.3.1 West Flank Zone
Thinly bedded carbonaceous siltstones and andesitic sandstones in the West Flank dip shallowly westwards. Dips increase towards the west where northerly-trending thrusts displace bedding (Figure 6.2).
Pyrite and limonite-rich veins with gold mineralization are sub-vertical and trend commonly north-north-west. The veins are oblique to the general north-north-east strike of bedding and do not appear to have been rotated. Quartz veins with gold trend north-west oblique to the pyrite veins have a similar strike to the interpreted contact with the overlying Hatillo limestone. They also occur as tension-gash arrays in centimetre-scale dextral shear zones that trend north-north-west.
Faults create centimetre-scale displacement of bedding, and pyrite-sphalerite veins occur along steep north-north-east trending faults and westerly-dipping thrusts. Two main north-north-east faults were mapped across the West Flank, sub-parallel with the Moore dacite porphyry contact. Displacement of veins preserves evidence for a lateral, sinistral component of movement.

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8.3.2 North and South Hills Zones
Bedding to the north of the Moore dacite porphyry dips shallowly westwards. Bedding has been rotated about both north-north-west and north-north-east axes. The change in bedding orientation reflects movement associated with north-north-west and north-north-east trending faults.
There are three steep-dipping, gold-bearing, pyrite-rich vein sets: north-west, north-east and north-south. North-west trending veins generally contain enargite and sphalerite, while north-east trending veins are more pyrite ± pyrophyllite rich. The average vein width is 3.5 cm.
The fault pattern is dominated by steep north-north-east trending faults that appear to link with north-north-west trending faults. A north-north-east trending steep fault along the western margin of the Moore dacite breccia has rotated bedding from shallow to steep dips, indicating an east-side up sense of movement. The sense of movement along north-north-west faults could not be determined. Bedding-parallel thrusting is common and is evidenced by intense cleavage and quartz veins parallel to bedding. Bedding plane displacement is minor, generally less than 20 cm.
8.4 The Monte Negro Deposit
8.4.1 Monte Negro Central Zone
Pyrite-rich veins with gold mineralization are sub-vertical and have bimodal trends, which are interpreted to form conjugate sets. The mean width is 2 cm. The north-north-west trending set is sub-parallel to the strike of bedding and fold axes, indicating a possible genetic relationship between folding and mineralization. Enargite and sphalerite-bearing veins with gold dominantly trend north-north-east and have a mean width of 3 cm. The combination of vein trends forms a high-grade gold zone (Vein Zone 1) which extends 500m north-north-west, and is 150m wide and up to 100m thick between the F5 Fault to the east and the Main Monte Negro Fault to the west.
The fault pattern is dominated by steep north-north-west trending faults sub-parallel to the dominant pyrite vein set. The main Monte Negro Fault is a zone of silicification, brecciation, mineralization, folding, and faulting, approximately 25m wide and 500m long. It is interpreted as a major fault that was active during and subsequent to mineralization.

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8.4.2 Monte Negro South Zone
Andesitic volcanic and volcaniclastic rocks with minor intercalations of carbonaceous sediments dip shallowly northwards. Close to the interpreted Monte Negro Fault, bedding dips more westerly and strikes north-north-west.
North-north-west trending steep faults displace bedding and dip towards the south-west. Displacement of marker agglomerate beds indicates a metre scale west-side up sense of movement. The faults are sub-parallel to the interpreted Monte Negro Fault which also has an apparent west-side up sense of movement.
Mineralized veins at the Monte Negro South Zone are relatively pyrite-poor, sphalerite-rich, and wider (5 cm to 6 cm). The veins are sub-vertical and trend north-west. The episodic vein fill demonstrates a clear paragenesis (massive pyrite-enargite-sphalerite-grey silica).
Shallow-dipping bedding and sub-vertical sphalerite-silica veins on the southern margin of Monte Negro South are cut by a westerly-dipping thrust. The thrust has brought thinly bedded pyritic sedimentary rocks into contact with andesitic volcanic and volcaniclastic rocks. The fault dips 35° and was mapped across the top of the Monte Negro South hill. The overthrust sedimentary rock package contains asymmetric folds and bedding cleavage relationships that indicate a reverse (west-side up) sense of movement. An upper thrust has brought a massive volcanic unit into contact with the underlying folded sediments.
The main zone of gold mineralization that results from this combination of structures extends for approximately 150m along the West Thrust Fault (Figure 6.3).
8.5 Mineralization Controls Used in Resource Estimates
The primary controls on the geometry of the gold deposits at Pueblo Viejo are strong quartz-pyrophyllite alteration and quartz-pyrite veining along sub-vertical structures and stratigraphic zones. The stratigraphic shape of some zones may be controlled by sub-horizontal structures that contain pyrite veins. The veins are tens of centimetres wide but are most commonly less than 2 cm wide. Narrow veinlets occur along bedding planes and along fracture surfaces. These veins are commonly highly discordant to bedding but locally branch out along shallow-dipping bedding planes, linking high angle veins in ladder-like fashion without obvious preferred orientations. These veins served as feeders to the layered and disseminated mineralization that occurs in shallower levels in the deposit. The result is composite zones of mineralization within fracture systems and stratigraphic horizons adjacent to major faults that served as conduits for hydrothermal fluids.

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Gold is intimately associated with the pyrite veins, disseminations, replacements, and layers within the zones of advanced argillic alteration. Gold values generally are the highest in zones of silicification or strong quartz-pyrophyllite alteration. Sphalerite is largely restricted to the veins, with pyrite lining the vein walls and sphalerite occurring as botryoidal aggregates. Galena, enargite, and boulangerite occur in small quantities in the centre of the veins.
These gold-bearing alteration zones are widely distributed in the upper parts of the deposits and tend to funnel into narrow feeder zones at depth. Mineralization is generally contained within the boundaries of advanced argillic alteration. The outer boundary of advanced argillic alteration, combined with lithological and veining zones were used to generate domains for resource estimation.

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9 EXPLORATION PROGRAMS
Pre-PVDC exploration programs are covered in Sections 5, 10, 11 and 12.
9.1 PVDC Exploration Programs
The main components of PVDC’s 2006 work program, which provided data for input to the 2007 Feasibility Study, were data compilation and integration, rock sampling and pit mapping, alteration studies, geophysical surveys (IP Pole — Dipole and ground magnetic readings), geochemical surveys and diamond drilling. 53 diamond holes were completed for 10,106m testing new exploration areas, infilling in existing areas of mineral resources, and testing priority targets for sterilization purposes.
A total of 67,127 m were drilled in 2007, primarily for definition drilling, condemnation and limestone purposes.
During 2008, PVDC completed 121 diamond drill holes for 28,067 m. The programs targeted definition drilling on open mineralization at Monte Negro North, definition drilling between the Moore and Monte Negro pits and geotechnical drilling to define pit slope parameters. In addition 19 diamond drill holes for 3,366m were drilled into the limestone areas to assist in the definition of limestone quality for construction and processing purposes
No significant drilling was undertaken in 2009, but PVDC undertook a major re-logging program of all historical drill core, carried out detailed geological mapping of pits and construction excavations, and reinterpreted the geological models underpinning resource / reserve estimates,
In 2010, PVDC continued the detailed in-pit and construction excavations geological mapping and also undertook a close-spaced, RC, grade control drilling program for phase 1 pit shells in the Moore and Monte Negro open pits. This drilling comprised 1,120 holes for 38,485 m in Monte Negro and 593 holes for 22,026 m in Moore. In-fill RC drilling of 33 holes for 5,306 m was also carried out within the limestone resource areas.
9.2 AMC Opinion
AMC is satisfied that PVDC exploration programs have been undertaken to good industry standards and that the results have been interpreted appropriately.

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10 DRILLING
10.1 Introduction
Drilling campaigns have been conducted by most of the participating companies in the PVGP over the years. Table 10.1 summarizes all drilling campaigns and the holes / metres used in the Feasibility Study mineral resource estimate.
Table 10.1 Summary of Pre-PVDC Drilling Campaigns

		Drill	Total Holes	Total Metres	Total Holes	Total Metres
DH Prefix	Company	Type	Included	Included	Excluded	Excluded
AH	Rosario	Rotary	0	0	534	14,368
CU	Rosario	Rotary	0	0	357	9,721
DDH	Rosario	DDH	181	22,966	0	0
DPV06	PVDC	DDH	60	14,710	0	0
GEN_MDD	Genel JV	DDH	11	2,098	0	0
GEN_MNDD	Genel JV	DDH	9	1,053	0	0
GT04	Rosario	DDH	13	1,939	0	0
HA	Rosario	Rotary	0	0	111	2,966
MIM_MN	MIM	DDH	16	2,065	0	0
MIM_MO	MIM	DDH	15	2,535	0	0
MN	Placer	Rotary	2	44	0	0
MO	Placer	Rotary	48	672	0	0
P	Rosario	RC	343	8,706	0	0
PD02	Placer	DDH	19	3,039	0	0
PD04	Placer	DDH	102	13,485	0	0
R	Rosario	Rotary	115	6,571	0	0
RC	Rosario	RC	64	10,002	0	0
RS	Rosario	Rotary	175	24,258	1	138
ST	Rosario	Rotary	551	22,951	79	1,833
SX	Rosario	Rotary	90	1,254	59	769

Totals		Rotary	981	55,750	1,141	29,795

		RC	407	18,708	0	0

		DDH	426	63,891	0	0

		Total	1,814	138,349	1,141	29,795

Figures 10.1 and 10.2 show the locations of drill holes on the property.

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Figure 10-1 Location of all Drill Holes, Moore Deposit

PIT MOORE
Core Holes
RC Holes
Rotary Holes
Percussion Holes
2010 Pit Boundary - MNO
1:8,500
BARRICK
Map:
Drill Holes - Moore

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Figure 10-2 Location of all Drill Holes, Monte Negro Deposit

N
PIT MONTE NEGRO
Legend / Leyenda
Core Holes
RC Holes
Rotary Holes
Percussion Holes
2010 Pit Boundary - MN
Scale / Escala
1:8,500
Coordinate System / Sistema de Coordenadas
BARRICK
Map:
Drill Holes - Monte Negro

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10.2 Pre-PVDC Drilling Campaigns
10.2.1 Rosario Drilling
Rosario employed several drilling methods as summarized in Table 10.1. Geological information was recorded on paper log-forms or graphic logs for all core, reverse circulation (RC), and rotary percussion drill holes.
Geology was recorded for deeper holes and for some of the shallow holes. Very few of the shallow holes are relevant to the 2010 mineral resource estimate. No photographs of the core were taken, a common practice in the 1970s and 1980s. The majority of holes were vertical with a drill hole spacing ranging 20m to 80m. No down-hole surveys were performed and the type of instrumentation used for surveying collar locations is not documented.
Core recoveries were reported to be approximately 50% in areas of mineralization and within silicified material. This was evaluated by previous operators and it was observed that:
•
Gold grades varied with different recovery classes. In zones of 80% to 100% recovery, gold values decreased with decreasing core recovery. In zones of 60% to 80% recovery, gold values increased with decreasing recovery. For recoveries less than 60%, gold values were generally low.

•	Silver values were not affected by recovery.
•	Zinc grades exceeding 1.5% decreased with decreasing core recovery. Zinc grades below 1.5% appeared to be unaffected by core recovery.
Fluor concluded that poor core recovery affected gold grades but in both positive and negative ways. It also concluded that in the context of the whole deposit, statistical noise was apparent but the data was not biased. In AMC’s view, the latter conclusion would need to be underpinned by a study of the relationship between particle size and gold grade. In sulphide deposits, core losses can be small and still result in grade biases.
With respect to rotary and RC drill holes, Placer concluded that, with the exception of the P-series RC holes and the RS series of holes below the 250m elevation in the West Flank of the Moore deposit, there was no systematic high bias in RC gold values versus core gold values. Zinc values appeared to be affected by placering in overflowing RC sampling devices, resulting in a low bias in RC holes. Most of the shallow Rosario holes were drilled in oxide areas now mined out and have almost no influence on sulphide mineral resource estimates.

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10.2.2 GENEL JV Drilling
In 1996, the GENEL JV drilled 20 HQ diamond holes at Pueblo Viejo, eleven in the Moore deposit and nine in the Monte Negro deposit (Table 10.1). All holes were drilled at an angle. Down-hole surveys were performed but there is no record of the type of instruments used for the surveys. GENEL JV used a GPS system to locate drill holes and to survey the existing pits.
An audit in 2005 was able to verify 5% of the assay data from these holes and found no errors in the database.
10.2.3 MIM Drilling
In late 1996 and into 1997, MIM drilled 31 holes at Pueblo Viejo, 15 in the Moore deposit and 16 in the Monte Negro deposit (Table 10.1). Core size was HQ with occasional reductions to NQ as necessary to complete the holes. Five holes were vertical and 26 were drilled at an angle. There were apparently no down-hole surveys performed on these holes. There is no record of instrumentation used to survey collar locations.
Original data documentation is not available from this drilling campaign for database confirmation and so the laboratory that analysed the samples or the methodology used cannot be confirmed. Source certificates for confirmation of the database results are not available. Drill logs were entered into Excel, and assays presented as printouts.
Placer personnel found some of the core, but because of its very poor condition, it was unable to be re-logged.
10.2.4 Historical Drill Hole Surveying
Surveying methods for GENEL JV holes are of accuracy suitable to support resource estimates. The accuracy of collar and down-hole surveys for Rosario and MIM drill holes cannot be confirmed, but from comparisons made between the results of these holes and results from more recent proximal holes of good quality, it has been taken to be sufficiently accurate to support resource estimates
10.2.5 Placer Drilling
Placer completed 3,039 m of core drilling in 18 holes during 2002 and 15,424 m of core drilling in 111 holes during 2004 (Table 10.1). The drilling was undertaken using thin-walled NQ rods that produce NTW (57 mm) core. All but one of the holes were angled. Core was oriented using a down-hole crayon-marking system
Drill pads were located using a GPS or surface plans where the GPS signal was weak. After completion, the drill hole locations were surveyed in UTM coordinates by a professional surveyor, translated into the mine coordinate system (truncated UTM), and entered into the drill hole database.
Two or three down-hole surveys were completed in all drill holes using a Sperry-Sun single-shot survey camera. Surveys were spaced every 60 m to 75 m, and deviation of the drill holes was minimal. Azimuth readings were corrected to true north by subtracting 10 degrees.

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Drill holes were logged on paper forms using codes, graphic logs, and geologists’ remarks. Geological information related to assay intervals was recorded on a geology log. A second log was used to record structural information and a third log used to record geotechnical information. Coded data and remarks were key-punched into Excel spreadsheets and edited on site by geology technicians. Coded data were later imported into Gemcom to generate sections for resource modelling.
Prior to making geotechnical measurements, the entire core interval was removed from the core box and placed in a long trough made of angle-iron. The fractures in the core were lined up, and man-made fractures were identified. This process allowed the technician to mark the orienting line on the core for a better estimate of core recovery and rock quality designation (RQD).
10.3 PVDC Drilling Programs
PVDC drilling programs are described in Section 9.1. Surveying and logging procedures were as for the Placer programs, the only difference being that PVDC’s logging is done electronically. AMC viewed PVDC’s core logging procedures during its 2008 site visit.
10.4 AMC Opinion
AMC reviewed the descriptions of drilling and related practices and, in 2008, visited drill hole sites and held discussions with site geologists. While the quality of drilling and related practices has varied over the history of the project (further commented on in Sections 11, 12 and 13 of this report), AMC is satisfied that they were undertaken in accordance with standards of the day. Since any drill hole data of suspect quality has been removed from the resource estimation database, AMC believes that the results may be relied upon for resource estimation purposes.

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11 SAMPLING METHOD AND APPROACH
11.1 Pre-Placer Drilling Programs
No information is available concerning the sampling strategies used by Rosario during its drilling programs. The record indicates that Rosario generally sampled core on 2m intervals with some samples based on lithology. RC holes were generally sampled on 2m intervals.
The GENEL JV sampled on 2m intervals. The core was split into thirds and one-third was used for the analytical sample. The remainder could be archived or split again for metallurgical test work.
From the record, it appears that MIM samples were collected on 2m intervals with adjustments for lithological boundaries. There is no documentation of the approach.
11.2 Placer Diamond Drilling
Placer sample intervals were normally 2m, but were shortened at lithological, structural, or major alteration contacts. Prior to marking the sample intervals, geotechnicians photographed and geotechnically logged the core, then a geologist quick-logged the core, marking all the geological contacts. Geotechnicians then marked the sample intervals and assigned sample numbers. After the sample intervals were marked, the geologist logged the core in detail and the core was sent for sampling where it was split into two halves using a core saw.
11.3 PVDC Diamond Drilling
PVDC’s core sampling procedures were (and continue to be) the same as Placer’s as described above, with the exception that 3m samples were used in non-mineralized zones. AMC viewed PVDC’s core sampling procedures during its 2008 site visit.
11.4 Sample Quality, Sample Recovery and Related Issues
See Sections 12 and 13 of this report.

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12 SAMPLE PREPARATION, ANALYSES AND SECURITY
12.1 Sample Preparation and Assaying Procedures
12.1.1 Rosario
Samples were analysed by fire assay for gold and silver, by LECO combustion furnace for carbon and sulphur, and by atomic absorption (AAS) for copper and zinc. No details are available on crush sizes, sub-sample sizes, or final pulp sample weights used during sample preparation. It was reported in a feasibility study undertaken for Rosario by Stone & Webster International Projects Corporation in 1992 (Stone & Webster, 1992) that the analytical procedures used up to that time were of industry standard.
For the sulphide drilling program that started in 1984, two assay laboratories were present at site, a mainline laboratory responsible for gold, silver, copper, zinc, and iron analyses, and a sulphide laboratory responsible for carbon and sulphur analyses. Sample preparation methods are not documented for this period.
Security of the samples after removal from the hole is not documented.
12.1.2 GENEL JV
It is inferred from discussions in GENEL JV documents, that samples were prepared on site by GENEL JV personnel. A one-third split of the core was crushed to minus 10 mesh, homogenized by passing through a Gilson splitter three times and sub-sampled to about 400g using a Gilson splitter. The sub-sample was packaged and sent to Chemex Laboratories Ltd. in Vancouver, BC, Canada (Chemex) where presumably the final pulverization was undertaken. In GENEL JV documents, the final pulp grain size is not stated.
Samples were assayed at Chemex for gold, silver, zinc, copper, sulphur and carbon. The procedures are not stated in GENEL JV documentation. A 32 element ICP analysis (G-32 ICP) was performed on each sample.
Security measures utilized by the GENEL JV are not documented.
12.1.3 MIM
No details are available on the sample preparation, analytical procedures, or security measures for the MIM samples.
Core from Rosario, MIM, and GENEL JV drilling was previously stored in inadequate storage facilities, which led to severe oxidation of the remaining core rendering it of limited value.

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12.1.4 Placer
During the 2002 and 2004 programs, drill core was sawn in half with a diamond blade saw at site. The entire second half of the 2002 core was consumed in metallurgical testwork. The archived half of 2004 core was stored on site for future reference in suitable storage conditions. The other half was placed in plastic sample bags marked with the appropriate sample number and sealed with a numbered security tag (zap-strap). The manager of the drilling company drove the samples from the site to the airport unaccompanied by a Placer employee. The core samples were sent to Vancouver using airfreight and were received by ALS. No record was kept of the state of the security tags when logged into ALS.
The entire samples were dried, weighed, crushed to greater than 70% passing 2 mm and 250 g split off. The split was pulverized to better than 85% passing 75 µm and was used for analysis. The remaining sample material was stored by ALS in Aldergrove, BC, Canada.
Samples were assayed for gold, silver, copper, zinc, carbon, sulphur and iron using the analytical techniques listed in Table 12.1. In addition to these elements, multi-element analysis was performed selected samples.
Table 12.1 Summary of Placer / ALS Assaying Procedures

ALS-Chemex
Element	Method Code	Description	Range
Au	Au-GRA21	30 g fire assay, gravimetric finish	0.05-1,000	ppm
Ag	Ag-GRA21	30 g fire assay, gravimetric finish	5-3,500	ppm
Cu	AA46	Ore grade assay, aqua regia digestion, AA finish	0.01-30%
Zn	AA46	Ore grade assay, aqua regia digestion, AA finish	0.01-30%
C	C-IR07	Total Carbon, LECO furnace	0.01-50%
S	S-IR07	Total Sulphur, LECO furnace	0.01-50%
Fe	AA46	Ore grade assay, aqua regia digestion, AA finish	0.01-30%
Checks were undertaken to ensure that the total carbon analysis is representative of organic carbon in samples with advanced argillic alteration or silicification.
12.1.5 PVDC
PVDC drill core is sawn in half with a diamond blade saw at site. The entire second half of core is kept for records and future metallurgical test work. The archived half of the core is stored on site for future reference in suitable storage conditions. The other half is placed in plastic sample bags marked with the appropriate sample number and sealed with a numbered security tag. The core samples were sent initially sent to ALS in Vancouver. Since mid-2010, PVDC has been preparing the sub-samples on-site and sending the pulverized samples to commercial laboratories in Santiago and Peru. Figure 12-1 shows PVDC’s on-site sample preparation flowsheet.

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Figure 12-1 PVDC On-Site Sample Preparation Procedure
Samples are assayed for gold and silver by fire assay and all other elements except carbon and sulphur by multi-element ICP. Sulphur and carbon are assayed by LECO.

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PVDC expects to complete construction of its on-site laboratory in late 2011, after which assaying will be undertaken on-site.
Samples from holes testing limestone material (Plant, Los Quemados and San Juan) are assayed on-site for CaCO3 and potential contaminants such as silica, iron, aluminium, magnesium and manganese. The limestone is then categorized as follows:
•	Metallurgical Quality, for feed into lime kilns: %CaCO3 >54.9% and %SiO2 + %Al2O3 + %Fe2O3 + %MgO + %MnO < 1.
•	High Quality, suitable for use in the processing plant: %CaCO3 >54% but not metallurgical quality.
•	Low Quality, suitable for construction purposes: %CaCO3 <54% with <10% clays (visually determined) and sizing criteria (post-blasting defined)
12.2 QA/QC Procedures
12.2.1 Rosario Check Assays, 1978
Rosario sent 1,586 samples from ten drill holes to Union Assay Laboratory in Salt Lake City, Utah, USA, for check assays in 1978. The gold check assays exhibited substantial scatter, including several obvious outliers. Some of the scatter may have been due to sample swaps but most of it was unexplained. There was a small bias just outside a reasonable acceptance limit of 5%. Overall, excluding obvious outliers, the data corresponded reasonably well.
The silver data was similar to the gold data in the significant amount of scatter and the large number of outliers. There was a small (5%) bias between the laboratories. Copper exhibited a small amount of scatter and no appreciable bias between the laboratories. Zinc exhibited more scatter than copper but less than gold and silver, although some of the outliers appeared to be sample swaps. There was about a 7% bias between the laboratories (direction of bias not stated).
12.2.2 Rosario Check Assays, 1985
Rosario sent samples to three laboratories in 1985 to validate assays for gold, silver, carbon and sulphur. 392 samples were sent to the Colorado School of Mines Research Institute (CSMRI) for check assaying of the Au and Ag values in three batches. 236 samples were sent to Hazen Laboratories and 154 to AMAX Research and Development Laboratory for sulphur and carbon analysis. Results for these checks have not been located.

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AMEC reviewed the CSMRI check data for its 2005 Technical Report for Placer. It reported that gold results generally corresponded well but that there were a number of outliers, possibly caused by sample swaps. AMEC also noted that there was a small bias between the two laboratories; and that the silver results generally agreed well, but, there were again a number of unexplained outliers, some of which were possibly due to sample swaps. The bias between the laboratories was reported by AMEC at about 7% (direction of bias not stated).
12.2.3 GENEL JV Checks
The GENEL JV used a combination of duplicate and standard reference samples (SRMs) to monitor the quality of its assays (Lockhart and Bowen 1997) and restricted its QA/QC to gold. 171 duplicate samples were submitted for analysis representing 11% of total samples. Results compared well with the relative error of the sample pairs at the 90th percentile being about 14%.
Results of GENEL JV standards STD A, STD B, and STD C showed generally that assays of these standards were within acceptable limits, although it is not clear if sample batches with failures were re-assayed.
12.2.4 Placer Checks, 2002
The Placer 2002 QA/QC program consisted of submitting SRMs into the sample stream as every 20th sample. SRMs were purchased from CDN Resource Laboratories of Delta, BC, Canada, and corresponded to the approximate average gold grade and (the then) cut-off grade for the deposits. Placer did not routinely insert duplicate or blank samples for its 2002 drilling program.
Plots of gold versus batch number showed that the majority of the SRMs returned values within two standard deviations of their established means. Only SRM GS-2 returned a gold value outside of this range. To confirm the gold grade, the 21 samples associated with this standard were re-assayed. This provided a duplicate set of assays, albeit very small and possibly not representative of the whole set, which AMEC reviewed. It observed that the relative error at the 90th percentile was about 23%, somewhat higher than desirable. This may have been due to the sample preparation procedure (see Section 12.1.4), but the very limited data set precludes a firm conclusion.
12.2.5 Placer Checks, 2004
The QA/QC program was modified for the 2004 drilling such that a standard and blank were submitted with every batch of 20 samples (10% of the samples were control samples).
For its 2004 drilling program, Placer inserted an SRM (GS-2, GS-4, and GS-9) and blank (barren limestone) with every batch of 20 samples. All the standards and the blank were assayed for gold, silver, carbon, sulphur, copper, iron and zinc. Gold was the only certified value and the ALS-Chemex gold assays were very close to the certified values indicating that ALS-Chemex generally performed well. Of 25 analyses for GS-2, only one gold value fell outside the pass-fail envelope, with the results for all other elements being within the expected range. Of 174 analyses for GS-4, there were three to six failures for most elements. Of 120 analyses for GS-9, there were only one or two failures per element. The blank (380 analyses) generally returned blank values, ten anomalous values apparently being due to sample mix-up with SRMs.

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12.2.6 ALS Chemex Quality Control
ALS conducted analytical quality control in its laboratory by inserting blanks, standards, and duplicates into every sample run, results being reviewed by laboratory staff.
12.2.7 Acme Check Assay Program
As part of the Placer QA/QC program, sample pulps were sent to Acme Laboratories in Vancouver. 187 samples or 13% of the total samples were submitted for the 2002 drill program and were assayed for gold, silver, copper and zinc, while 247 samples were submitted for the 2004 drilling program and were assayed for gold only.
Results for gold, copper and zinc indicated no significant difference between the two laboratories. However, Acme silver assays were on average about 12% higher than ALS assays. The reason for the difference was not determined as information was not available for SRMs, but it may have been due to differences in the analytical protocols.
12.2.8 PVDC Checks
The QA/QC procedure used since 2006 consists of the introduction of blanks, commercial SRMs for gold, and core duplicates into the sampling process.
•	Each batch is submitted with 75 samples, of which six are QC control (two blanks, two standards, and two core duplicates)
•	The blanks are a local limestone, the same used during the Placer campaign
•
The SRMs were purchased from Rocklab of New Zealand. Subsequently five custom, reference materials were prepared by PVDC using the mineralization from Pueblo Viejo. The gold grade range corresponds to the range of the deposits

•	Core duplicates are also inserted approximately every 30th sample

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Monitoring is undertaken batch by batch and any check results that fall outside pre-determined limits are reviewed. If no explanation is forthcoming, for example, a sample mix-up, the relevant sample batch is re-assayed.
An internal QA/QC report on the RC GC drilling program undertaken in 2010 is attached as Appendix A.
AMC reviewed the results of QA/QC check procedures on-site and is satisfied that quality control is undertaken to good standards.
12.3 AMC Opinion
In AMC’s opinion, the QA/QC procedures and results for the Placer and PVDC drilling programs are generally satisfactory and provide sample results that may be relied upon for resource estimation purposes. See Section 13 for commentary on the reliability of pre-Placer data.

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13 DATA VERIFICATION
13.1 Verification of Pre-Placer Data — Database Development
American Mine Services (AMS), as part of the 1992 Stone & Webster (1992) study, developed a computer database consisting of drill hole collar locations, assays and assay intervals, and geological data. The AMS database formed the foundation of the database provided to GENEL JV and MIM in 1995 and subsequently acquired by Placer. Placer compared the GENEL JV database with that provided by Rosario and confirmed that only minor changes had been made since AMS’s validation exercise. The changes were corrected based on original Rosario assay sheets and drill logs at the Pueblo Viejo site.
Placer compared drill locations and assay grades to original paper plans and sections at the mine site. Drill hole collar maps were plotted using the computer database and compared against hand-drawn maps and typewritten drill hole collar reports. A complete description of the validation work is contained in the Placer report, “Report on the Comparison of the PDI02 and GENEL98 Drill Hole Databases for the Pueblo Viejo Project, Dominican Republic” (February 2003).
13.2 Rosario Pseudo-Twin Assay Pairing
The pseudo-twin assay pair test compared results from nearby holes by searching for Rosario samples near the Placer holes. Search radii were selected by Placer to pair assays of different drilling campaigns to assess the similarity of assay grade distributions of the pairs. After examination, Placer concluded that the Rosario and Placer drilling campaigns reflect similar assay distributions.
AMEC constructed declustered QQ plots and confirmed the conclusions made by Placer. In grade ranges below 2 g/t Au, Rosario drilling appears to be biased slightly high compared to Placer drilling; but above 2 g/t Au and below 6 g/t Au the assays compare reasonably well. Above 6 g/t Au, Rosario drilling appears generally biased slightly high relative to Placer drilling.

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Figure 13-1 AMEC Comparison of Placer and Rosario Drill Hole Assays within 10 m
13.2.1 Historical Twinned Hole Comparisons
Fluor Metals and Mining Ltd. (Fluor) undertook a study of drill holes twinned by Rosario as part of its 1986 Feasibility Study. Fluor compared closely spaced drill holes based on a metal accumulation approach (grade times thickness). Fluor concluded that analysis of gold, silver and sulphur results showed no significant overall bias but that “carbon assays were consistently lower by 7% and zinc assays lower on average by 36% than in the original hole.” One hole, RS-40, was removed from the resource estimation database because it appeared to have been drilled down a near-vertical mineralised structure.
Placer reviewed 20 twinned and closely spaced drill holes and compared the gold grades using a profile plot and a scatter plot. The results show good agreement between the different drilling methods, rotary, reverse circulation, and core, when the holes were closely spaced with the exception of some rotary holes that appeared to show down-hole contamination.
AMEC reviewed the database and identified 40 holes that were twinned in part or in whole by Rosario, GENEL JV, and MIM. None of the 2002 or 2004 Placer holes were twins of previously drilled holes. AMEC concluded that there was a wide divergence in comparisons between twinned holes that allowed no simple conclusions to be drawn. AMEC also observed that there is a tendency for RC holes to return somewhat higher grades and metal contents than core holes, due possibly in part to localized, down-hole contamination in the RC holes; and that there appear to be zones within the Pueblo Viejo deposits where the grades are extremely erratic and holes separated by only a few metres return very different results. AMEC concluded that this probably explains many of the differences observed between twin holes.

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13.3 Verification of Pre-PVDC Data
13.3.1 Verification of Placer Data
AMEC compared one in 20 samples in the Placer part of the assay database with original assay certificates and found no errors. Approximately 5% of the assay values in the database were checked against original assay certificates.
13.3.2 Down-Hole Contamination of RC and Rotary Holes
AMEC investigated the possibility of down-hole contamination in RC and rotary drill holes. It concluded that 59 holes showed greater or lesser degrees of possible down-hole contamination:
•	9 Rosario RC holes (RC series)
•	16 Rosario rotary holes (RS series)
•	34 Rosario rotary holes (ST series)
13.3.3 Cross Sectional Review of MIM, Rosario, and Placer Drilling
PVDC visually reviewed assays for MIM, GENEL JV, Rosario, and Placer drilling in those parts of the Moore and Monte Negro deposits where the holes cross. In general, it found reasonable agreement of the orientation, tenor, and thickness of mineralization between drilling campaigns.
13.3.4 Gold-Grade Distribution Comparisons
PVDC used gold-grade histograms of the historical drilling campaigns, each compared to a histogram of gold assays from all drilling, to identify those campaigns with unacceptable gold grade biases. The comparisons were broken out by company and drilling type. Only the drill holes used for the resources estimate were considered.
The histograms show that the diamond core drilling from all campaigns compare well with the global distribution, with the exception of the Placer rotary holes (Figure 13.2) which are biased high and were possibly preferentially drilled in shallow high grade areas to better delineate early production. In AMC’s opinion, information from these holes should have been removed from the data base but this does not constitute a material issue to the project. The PVDC gold grades appear to be biased low (Figure 13.3), but this drilling was targeted at the periphery of the deposits so that lower overall grades would be expected.

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Figure 13-2 Frequency Distribution of Gold by Drilling Campaign: All Drill Holes vs. Placer Rotary

			Untransformed gold Statistics						Log Normal Approximation Model
	gold Cutoff = 0.01 g/t		gold Cutoff = 0.50 g/t		gold Cutoff = 1.00 g/t		gold Cutoff = 3.00 g/t			Standard	Third
	Meters	Au (g/t)	Meters	Au (g/t)	Meters	Au (g/t)	Meters	Au (g/t)	Mean	Deviation	Parameter
All Drill holes	100,895	2.392	84,646	2.798	66,387	3.376	24,935	6.025	0.40	1.00	0.00
incr. % and grade	16.1%	0.274	18.1%	0.697	41.1%	1.783	24.7%	6.025
Placer Rotary	546	3.546	487	3.946	454	4.177	234	6.098
incr. % and grade	10.8%	0.244	6.0%	0.773	40.3%	2.134	42.9%	6.098

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Figure 13-3 Frequency Distribution of Gold by Drilling Campaign: All Drill Holes vs. PVDC DDH

			Untransformed gold Statistics						Log Normal Approximation Model
	gold Cutoff = 0.01 g/t		gold Cutoff = 0.50 g/t		gold Cutoff = 1.00 g/t		gold Cutoff = 3.00 g/t			Standard	Third
	Meters	Au (g/t)	Meters	Au (g/t)	Meters	Au (g/t)	Meters	Au (g/t)	Mean	Deviation	Parameter
All Drill holes	100,895	2.392	84,646	2.798	66,387	3.376	24,935	6.025	0.40	1.00	0.00
incr. % and grade	16.1%	0.274	18.1%	0.697	41.1%	1.783	24.7%	6.025
Barrick DDH	8,231	1.587	5,917	2.109	3,931	2.810	1,047	5.830
incr. % and grade	28.1%	0.252	24.1%	0.721	35.0%	1.714	12.7%	5.830

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13.3.5 Summary
Extensive evaluations of the possible bias introduced by various drilling procedures were undertaken by Fluor, Pincock, Allen & Holt (which reviewed a 1997 mineral resource estimate), Placer and AMEC and, more recently, by PVDC. AMC has also undertaken limited checks of database information against original data, has reviewed cross-sectional plots of drilling information and has reviewed checks and audits carried out by other parties. The following conclusions may be drawn:
•
Approximately 2.5% of the Rosario data have been verified against original documents. The Rosario core, RC and some rotary data are generally reliable and those that are considered to be of questionable validity have not been used in PVDC resource estimates. As noted earlier, most of the shallow Rosario drill holes were drilled in oxide areas now mined out and have virtually no influence on sulphide mineral resource estimates.

•	GENEL JV data has been verified against original documents and are believed to be reliable.
•
MIM data has not been verified against original documents and there is some risk involved with using that data. On the basis of comparisons between mineralized intersections in MIM holes and those in nearby Placer holes, the risk of using the MIM data is considered to be acceptable.

•	Placer data has been verified against original documents and is considered to be reliable.
•	Some PVDC data has been verified by AMC against original documents and is considered to be reliable.
13.3.6 AMC Opinion
In AMC’s view, appropriate efforts have been made to ensure that the Pueblo Viejo drilling database is free from major defects and of an acceptable quality to support technical and economic decisions. It is believed that any remaining deficiencies will not materially affect global resource estimates, but may have a minor impact in places on local estimates.

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14 MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES
14.1 Introduction
The start point for recent estimations was the resource model created by Placer in 2005, which was replaced by the 2007 Feasibility Study resource model, which was then updated at end 2007. The 2005 and 2007 estimates were reported in AMC’s May 2008 Technical Report.
Since then, PVDC has carried out additional work and updated the model and estimate annually. This Technical Report relates to PVDC’s December 2010 estimate. It is referred to internally as the 1210 model or “PV10m.bmf”. The estimates have been prepared through a joint effort of the PVDC and Barrick technical services. The resource estimates have been reviewed and confirmed by P R Stephenson and the reserve estimates by H A Smith, co-authors of this report.
14.2 Drill Hole Database
A total of 259,377m of drilling and minor trench data was used in the 2010 estimate and is detailed in Table 14.1 below.
Table 14.1 Drill Holes and Metres for 2010 Resource Estimate

			Used in Estimation
	Total Drill Hole Database				Av length
Hole Type	No of holes	Total Metres	No of holes	Meters	(m)
CCD Thinkeners	6	53	6	53	9
DCPT Hole	49	463	49	463	9
Diamond	974	178,499	974	178,499	183
Percussion	331	8,518	331	8,518	26
RC	1,507	58,746	20	3,586	179
Reverse	64	10,002	64	10,002	156
Rotary	876	54,526	876	54,526	62
Trench	358	3,731	358	3,731	10
Totals	4,165	314,537	2,678	259,377	97
The database is managed by an on-site Database Manager, who ensures that it is clean before being provided to the resource modeller. As described previously, low-confidence data is removed from the resource estimation database.
The difference in Table 14.1 between the total number of drill holes and those used for the resource estimate comprises grade control drilling totalling 1,478 RC holes for 55,160m and averaged 37m in length. These were used to estimate in the resources in production areas being developed in both pits.

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Figure 14-1 Location of Drill Holes Used for 2010 Resource Estimate
14.3 Geological Modelling
A reinterpretation of the geology was completed in 2009 by two PVDC geologists who re-logged 395 PVDC diamond drill holes testing the Monte Negro and Moore deposits. One new lithology unit was differentiated and changes were made to oxide and overburden domains, but the structural model did not change significantly. The updated alteration, “geometallurgical” and litho-structural interpretations differed little from the previous model.

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The geological model uses brecciated feeders to explain the higher grade mineralization. At depth, those feeder zones are steeply-dipping and seem to be oriented similarly to the local structure, striking north-north-west for Monte Negro and almost due north for Moore. Nearing the surface, the breccias seem to sill out, almost flattening. In Moore, these flatter zones tend to follow lithology bedding, which dips west about 20°, while in Monte Negro, they seem to have a plunge of 10° to the south.
14.4 Domaining
Domaining for resource estimation is based on major geological areas, lithology, alteration, oxidation boundary and a grade indicator to define broad grade shells. The three main geological areas are Monte Negro, Moore and Cumba. The four alteration zones are:
1 = Quartz, alunite, dickite (main mineralized zone) — referred to as Qz
2 = Quartz, pyrite, dickite (main mineralized zone) — referred to as Qz
3 = Chlorite, Illite, smectite
4 = Pyrophyllite, Illite, kaolinite (argillic alteration)
The boundary between the oxide and sulphide is well defined. Prior to 2009, it was assumed that all oxide material had been mined by Rosario. The 2009 re-logging and pit mapping campaign identified minor remnant oxide and transitional material. The three main lithology domains are:
•	Lithology 32 = PDTQ
•	Lithology 80 = IA
•	Lithology 100 = Cover
The principal controls for interpolation of grades are the alteration domains and the use of two discriminatory or probability indicators. The first indicator serves to isolate the higher grade population interpreted to be associated with the hydrothermal breccias or feeders. The second indicator is used to define the mineralized envelope and separate areas of low grade from areas of high grade as observed in the cumulative frequency curves.
14.5 Topography and Coordinate Units
The topographic surface for the model is based on a Lidar model with 1m resolution. The project area is re-flown every year to update topography. UTM coordinates are used.

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14.6 Raw Assay Statistics
The block model is created and lithology and alteration assigned from the wireframes to the block model. The geology, alteration and area domain (1,2 or 3) is then back-flagged from the block model to the drill hole assay files.
Raw assay statistics are summarized in Table 14.2. The table shows that coefficients of variation are medium to high for gold, copper and silver, and are relatively low for sulphur. The table also shows that, while most of the rock types contain significant mineralized components. the bulk of the mineralization is hosted in volcanic rocks and breccias.
Table 14.2 Gold Assay Statistics

Alteration-Lithology Raw Data Au >0 g/t				Gold Grade (g/t)
			%
Code	Description	Meters	Meters	Mean	Std.dev	Min	1Q	Median	3Q	Max	CV
—	All zones	228,240	—	1.33	5.08	0.001	0.013	0.44	1.64	1967.64	3.84
10	Qz,Al,Dk(Qz)	14,102	6%	1.48	2.09	0.001	0.503	0.96	1.77	108.00	1.41
20	Qz,Py,Dk(Qz)	119,288	52%	2.04	6.77	0.001	0.4	1.19	2.53	1967.64	3.32
30	Ch,ill,Sm (Prop)	35,231	15%	0.10	0.50	0.001	0.005	0.01	0.03	23.20	4.96
40	Pyr,ill,Ka	36,558	16%	0.14	0.88	0.001	0.005	0.01	0.03	79.20	6.27
320	PDTQ	5,648	2%	1.08	1.46	0.001	0.25	0.60	1.37	20.40	1.35
800	iA	1,630	1%	0.95	2.68	0.001	0.017	0.10	0.75	43.50	2.81
900	Stock	566	0%	1.26	1.77	0.001	0.349	0.81	1.40	14.45	1.41
1000	Cover	2,169	1%	0.36	1.20	0.001	0.007	0.03	0.33	10.55	3.32
990	No Model	13,048	6%	1.56	3.21	0.001	0.018	0.24	1.95	77.50	2.06

Alteration-Lithology Raw Data Cu >0%				Copper Grade (%)
			%
Code	Description	Meters	Meters	Mean	Std.dev	Min	1Q	Median	3Q	Max	CV
—	All zones	214,594	—	0.06	0.31	0.001	0.008	0.01	0.03	37.35	5.41
1	Oxide	7,733	4%	0.02	0.36	0.001	0.003	0.01	0.01	15.30	16.03
10	Qz,Al,Dk(Qz)	13,999	7%	0.10	0.28	0.001	0.015	0.03	0.08	7.63	2.93
20	Qz,Py,Dk(Qz)	110,037	51%	0.09	0.40	0.001	0.01	0.02	0.05	37.35	4.64
30	Ch,ill,Sm (Prop)	34,276	16%	0.01	0.05	0.001	0.006	0.01	0.01	4.70	4.39
40	Pyr,ill,Ka	31,260	15%	0.01	0.04	0.001	0.007	0.01	0.01	2.86	2.82
320	PDTQ	3,250	2%	0.05	0.13	0.001	0.008	0.01	0.03	2.00	2.62
800	iA	1,569	1%	0.02	0.09	0.001	0.002	0.01	0.01	1.55	4.27
900	Stock	505	0%	0.02	0.06	0.002	0.006	0.01	0.01	0.69	2.93
1000	Cover	383	0%	0.03	0.14	0.001	0.005	0.01	0.01	1.18	4.40
990	No Model	11,582	5%	0.01	0.03	0.001	0.003	0.01	0.01	1.01	2.66

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Alteration-Lithology Raw Data Ag >0%				Silver Grade (g/t)
			%
Code	Description	Meters	Meters	Mean	Std.dev	Min	1Q	Median	3Q	Max	CV
—	All zones	228,643	—	9.46	34.35	0.001	0.3	2.20	8.30	2690.00	3.63
10	Qz,Al,Dk(Qz)	14,102	6%	7.80	13.39	0.001	1.8	3.90	8.60	355.60	1.72
20	Qz,Py,Dk(Qz)	118,669	52%	14.84	44.58	0.001	1.899	5.60	14.10	2690.00	3.00
30	Ch,ill,Sm (Prop)	35,195	15%	0.85	4.21	0.001	0.001	0.30	0.30	218.00	4.95
40	Pyr,ill,Ka	36,320	16%	1.79	7.97	0.001	0.3	0.30	1.70	852.00	4.46
320	PDTQ	5,394	2%	13.71	42.75	0.001	1.1	4.30	12.40	1038.86	3.12
800	iA	1,630	1%	5.33	18.14	0.001	0.21	1.00	3.60	279.00	3.40
900	Stock	566	0%	10.07	15.87	0.001	1.1	4.00	10.60	100.00	1.58
1000	Cover	2,165	1%	5.02	15.09	0.001	0.001	0.32	2.20	458.10	3.00
990	No Model	14,602	6%	6.69	23.76	0.001	0.3	0.30	4.00	674.90	3.55

Alteration-Lithology Raw Data S >0%				Sulphur Grade (%)
			%
Code	Description	Meters	Meters	Mean	Std.dev	Min	1Q	Median	3Q	Max	CV
—	All zones	151,529	—	5.98	4.27	0.001	2.93	5.80	8.13	45.30	0.72
1	Oxide	4,589	3%	0.85	1.89	0.001	0.05	0.12	0.36	15.80	2.21
10	Qz,Al,Dk(Qz)	10,545	7%	10.93	3.54	0.01	8.92	10.84	12.68	45.30	0.32
20	Qz,Py,Dk(Qz)	90,874	60%	7.15	3.79	0.001	4.96	6.58	8.62	43.40	0.53
30	Ch,ill,Sm (Prop)	11,923	8%	3.24	2.56	0.01	1.15	2.78	4.86	20.47	0.79
40	Pyr,ill,Ka	16,372	11%	4.04	2.75	0.005	1.68	3.46	6.28	23.40	0.68
320	PDTQ	1,961	1%	5.24	3.46	0.003	3.47	4.98	6.36	24.90	0.66
800	iA	1,324	1%	3.23	3.41	0.04	0.49	1.99	5.31	18.70	1.06
900	Stock	369	0%	3.36	1.09	0.01	0.44	3.06	5.33	14.77	0.32
1000	Cover	343	0%	1.84	3.41	0.01	0.01	0.06	3.02	21.10	1.85
990	No Model	13,229	9%	1.14	2.45	0.001	0.01	0.06	0.60	28.90	2.14
14.7 Grade Capping
The drill hole assay files are used to generate EDA (Exploratory Data Analysis) statistics to determine high grade capping limits. Histogram, cumulative frequency distribution plots and box plots are prepared for all metals and all domains to determine capping. Capping takes into account a number of statistical factors, but the final decision is made manually by the resource modeller.
The global gold grade capping statistics are shown in Table 14.3.
Table 14.3 Raw Gold Assay Capping

Alteration-Lithology Capped Data Au >0 g/t				Gold Cap
			%
Code	Description	Meters	Meters	Capping	CV capped	GT lost	Percentile
—	All zones	228,240	—	35	1.18	1.48%	99.95%
10	Qz,Al,Dk(Qz)	14,102	6%	15	1.16	1.13%	99.78%
20	Qz,Py,Dk(Qz)	119,288	52%	35	1.11	1.69%	99.92%
30	Ch,ill,Sm (Prop)	35,231	15%	7	3.97	4.27%	99.88%
40	Pyr,ill,Ka	36,558	16%	7	3.57	7.71%	99.86%
320	PDTQ	5,648	2%	7	1.15	3.12%	98.80%
800	iA	1,630	1%	7	1.58	18.72%	97.40%
900	Stock	566	0%	4	0.84	13.50%	95.14%
1000	Cover	2,169	1%	6	1.11	2.62%	99.54%
990	No Model	13,048	6%	35	1.95	0.74%	99.90%

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Alteration-Lithology Capped Data Cu >0%				Copper Cap
			%
Code	Description	Meters	Meters	Capping	CV capped	GT lost	Percentile
—	All zones	214,594	—	3	3.42	6.47%	99.84%
1	Oxide	7,733	4%	0	1.36	48.56%	99.70%
10	Qz,Al,Dk(Qz)	13,999	7%	1	1.75	10.12%	99.18%
20	Qz,Py,Dk(Qz)	110,037	51%	3	2.88	7.25%	99.72%
30	Ch,ill,Sm (Prop)	34,276	16%	1	3.07	2.97%	99.95%
40	Pyr,ill,Ka	31,260	15%	1	1.94	2.49%	99.92%
320	PDTQ	3,250	2%	1	1.84	11.37%	97.86%
800	iA	1,569	1%	0	2.19	18.14%	99.30%
900	Stock	505	0%	0	1.75	33.62%	98.32%
1000	Cover	383	0%	0	0.84	59.87%	94.47%
990	No Model	11,582	5%	0	1.18	9.16%	99.33%

Alteration-Lithology Capped Data Ag >0%				Silver
			%				Cap
Code	Description	Meters	Meters	Capping	CV capped	GT lost	Percentile
—	All zones	228,643	—	250	2.29	5.85%	99.79%
10	Qz,Al,Dk(Qz)	14,102	6%	90	1.46	2.26%	99.54%
20	Qz,Py,Dk(Qz)	118,669	52%	250	1.80	6.53%	99.64%
30	Ch,ill,Sm (Prop)	35,195	15%	50	3.32	6.32%	99.89%
40	Pyr,ill,Ka	36,320	16%	50	2.28	5.76%	99.83%
320	PDTQ	5,394	2%	200	1.82	9.72%	99.52%
800	iA	1,630	1%	50	1.65	19.77%	98.46%
900	Stock	566	0%	50	1.25	8.63%	95.76%
1000	Cover	2,165	1%	50	1.80	25.38%	97.73%
990	No Model	14,602	6%	90	2.13	14.09%	98.56%

Alteration-Lithology Raw Data S >0%				Sulphur
			%				Cap
Code	Description	Meters	Meters	Capping	CV capped	GT lost	Percentile
—	All zones	151,529	—	30	0.71	0.08%	99.89%
1	Oxide	4,589	3%	1	0.78	64.98%	82.03%
10	Qz,Al,Dk(Qz)	10,545	7%	25	0.31	0.27%	99.50%
20	Qz,Py,Dk(Qz)	90,874	60%	30	0.52	0.09%	99.85%
30	Ch,ill,Sm (Prop)	11,923	8%	15	0.79	0.09%	99.84%
40	Pyr,ill,Ka	16,372	11%	15	0.68	0.11%	99.82%
320	PDTQ	1,961	1%	20	0.64	0.48%	99.08%
800	iA	1,324	1%	12	0.99	1.99%	97.43%
900	Stock	369	0%	7	0.31	7.25%	90.11%
1000	Cover	343	0%	7	1.27	19.51%	91.81%
990	No Model	13,229	9%	20	2.11	0.30%	99.92%

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14.8 Assay Compositing
Raw drill hole gold assays are capped and then grouped into composite assays measuring 10m in length down the hole. The composite length was chosen to match the planned bench height for mining and is in line with previous models developed by PVDC. There are separate composite files for the exploration drilling and for the grade control holes.
Final 10m composite gold grades are compared to raw assay grades to ensure that the compositing does not introduce any grade bias.
In previous years, down-hole composites measuring 2m to 20m were created to determine the effect of composite length on the extent and grade of mineralization. Total composite length, grade and grade-thickness above cut-off were plotted for various composite lengths over a range of gold cut-off grades. The plots showed that, in the operational cut-off grade range, composite grade and total thickness above cut-off varies by 10% to 15% over the composite lengths plotted. The grade / thickness does not change appreciably over the operational cut-off grade range.
14.9 Block Model
A single block model is defined, encompassing both Moore and Monte Negro areas. Blocks size is set at 10m by 10m by 10m, no sub-celling is employed and the model is not rotated. Table 14.4 shows the block model geometry.
Table 14.4 Block Model Geometry

Parameter	X	Y	Z
	(m)	(m)	(m)
	373,700	2,092,000	-150
Minimum	373,805	2,092,055	-145
Maximum	376,995	2,096,915	495
Extent	3,190	4,860	640
Block Size	10.0	10.0	10.0
The andesitic dykes discussed above are often quite narrow. Flagging the centroid of 10 m blocks would leave the dyke mass under-represented. A 1 m block model is therefore created using the site-defined shapes. The 1 m model is then regularized into a 10 m model, resulting in each block containing a percentage of dyke material. This dyke percentage is transferred to the main 10m model.

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14.10 Bulk Density
Table 14.5 summarizes the main statistics for densities. These statistics were generated from a regression equation (density = (0.0322 * sulphur %) + 2.617) curve between density assays and sulphur content that was developed by PDTS for the 2005 Feasibility Study. The regression curve was used to assign density values to every block in the resource model.
Table14.5 Bulk Density Statistics

	Monte Negro (t/m3)			Moore (t/m3)
Rock Type	Average	Min	Max	Average	Min	Max
Black Sedimentary	2.83	2.62	3.27	2.81	2.62	3.31
Volcaniclastic	2.78	2.62	3.21	2.83	2.62	3.21
Spilite	2.83	2.62	3.21	—	—	—
Default Waste Rock			2.75
In 2008, studies were undertaken to review this formula. As a result, it was changed to (0.0237 * S%) + 2.675. The effect on bulk densities for the major mineralized units was immaterial, but the variability in values was reduced.
14.11 Variography and Search Parameters
Correlograms (omni & multi-directional) are established using the 10m capped composite file. Search orientations are selected from the multi-directional correlograms, but are checked against the geological interpretation to ensure proper matching. Moore tends to behave more isotropically than Monte Negro and so search orientations for Moore are determined primarily from geology.
Search distances are determined from omni-directional correlogram using 0.8% and 0.9% of the total sill variance (Figure 14.2).
14.12 Use of Indicators for Grade Shells.
Indicator values and threshold limits to outline broad gold grade shells are determined from the same curves used to determine high grade caps. A 0.2 g/t Au low grade indicator and 3.5 g/t Au high grade indicator were selected for the 2010 resource estimate to define two populations observed in the EDA review.

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14.13 Grade Interpolation.
Three major estimation domains were defined for gold estimate: Moore, Monte Negro, and a low grade structural zone (to the west of Moore and the south of Monte Negro). Preferential directions of continuity were defined for Moore and Monte Negro.
A set of two discriminators, or probability indicators, was generated. The first indicator serves to isolate the higher grade population interpreted to be associated to the hydrothermal breccias or feeders. The second indicator is used to separate the two populations observed on the cumulative frequency curves.
Interpolation of grades is processed in two passes, one for exploration data only and the second for exploration plus RC grade control data (RC data is constrained to a production solid ‘PV10m_rc_area_1.00t’). Each of these runs is subject to several passes based on different search criteria.
The first pass (locally named the “box search”) is on a very restricted 5m by 5m by 5m, to determine Measured Resource blocks. The second pass is based on 80% of the variogram sill, 75m by 75m by 50m. A third pass uses 50% of these search distances and the final pass is based on 90% of the variogram sill, 140m by 140m by 70m.
Gold grades are estimated using inverse distance weighting cubed (ID3). Sulphur and silver grades are estimated using alteration domains in the same way as gold, while copper is estimated using both ID and OK.
High-Grade Indicator
Site geologists defined a series of hydrothermal breccias that are steeply-dipping at depth and tend to flatten out and follow bedding near the surface. In the absence of 3-D solids, a probability indicator at a gold cutoff of 3.5 g/t was generated to simulate the breccias. All 10m composites were assigned either 1, 0 or -9, depending on the composite gold value being greater than or equal to 3.5 g/t, less than 3.5 g/t, or not available, respectively. The 0 and 1 indicators were then estimated by domains, using inverse distance weighting squared (ID2). A minimum of four composites, maximum of 13, and maximum of two composites per holes were required for an estimate to be made. This condition ensures that at least three holes were within the search range for a block to be estimated. Only composites within the same domain as the block being estimated were considered. The estimation parameters for Moore and Monte Negro are shown in Table 14.6.

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Table 14.6. Search and Sample Selection Parameters for Gold Indicator Estimates

				Search Distance (m)			Sample Selection
	Search Orientation				Semi-				Maximum
Estimation Pass	Bearing	Plunge	Dip	Major	Major	Minor	Minimum	Maximum	per DH
Moore 3.5 g/mt Indicator	335	0	-20	175	175	125	4	13	2
Moore 0.2 g/mt Indicator	335	0	-20	175	175	125	4	8	2
Monte Negro 3.5 g/mt Indicator	335	0	9	200	200	150	4	13	2
Monte Negro 0.2 g/mt Indicator	335	0	9	200	200	150	4	8	2
Grade Estimate for Blocks that Contain Composites
A first gold value estimate is done for all blocks containing at least one 10m composite. This estimate pass uses an inverse distance to the squared power of all composites within that block. The search is therefore defined as a box search, covering the entire block. Table 14.7 shows the search and sample selection parameters gold grade estimates.
Table 14.7 Search and Sample Selection Parameters for Gold Grade Estimates

		Search Ellipse	Search Ellipse	Search	Search	Search	Search	Minimum	Maximum
		Bearing	Plunge	Ellipse Dip	Distance	Distance	Distance	Number of	Number of
		(Rotation	(Rotation	(Rotation	Major	Semi-	Minor	Composites	composites		Probability
Estimation ID	Description	around Z)	around Y)	around X)	Axis	Major Axis	Axis	per estimate	per estimate	Indicator	Thresholds
all_box	Box Search	0	0	0	5	5	5	1	99
au_da1	Alteration - da - pass 1	350	0	0	75	75	50	2	3	None
au_da2	Alteration - da - pass 2	350	0	0	35	35	20	1	3	None
au_da3	Alteration - da - pass 3	350	0	0	140	140	70	2	3	None
au_di1	Alteration - di - pass 1	350	0	0	75	75	50	2	5	None
au_di2	Alteration - di - pass 2	350	0	0	45	45	30	1	5	None
au_di3	Alteration - di - pass 3	350	0	0	140	140	70	2	5	None
au_pr1	Alteration - pr - pass 1	350	0	0	75	75	50	2	5	None
au_pr2	Alteration - pr - pass 2	350	0	0	45	45	30	1	5	None
au_pr3	Alteration - pr - pass 3	350	0	0	140	140	70	2	5	None
mn_hg1	Monte Negro -High Grade Pass 1	335	0	-20	75	75	75	2	3	High Grade	>0.1
mn_hg2	Monte Negro -High Grade Pass 2	335	0	-20	45	45	45	1	3	High Grade	>0.1
mn_mg1	Monte Negro - Mid Grade Pass 1	335	0	-20	75	75	75	2	3	Low + High Grade	>=0.3 (LG) & <0.9 (HG)
mn_mg2	Monte Negro - Mid Grade Pass 2	335	0	-20	45	45	45	1	3	Low + High Grade	>=0.3 (LG) & <0.9 (HG)
mn_mg3	Monte Negro - Mid Grade Pass 3	335	0	-20	140	140	70	2	5	Low + High Grade	>=0.3 (LG) & <0.9 (HG)
mn_lg1	Monte Negro - Low Grade Pass 1	335	0	-20	75	75	50	2	3	Low + High Grade	>=0.3 (LG) & <0.9 (HG)
mn_lg2	Monte Negro - Low Grade Pass 2	335	0	-20	45	45	30	1	3	Low Grade	>=0.3
mn_lg3	Monte Negro - Low Grade Pass 3	335	0	-20	140	140	70	2	5	Low Grade	>=0.4
mn_41	Cumba - Pass 1	335	0	-20	75	75	50	2	3
mn_42	Cumba - Pass 2	335	0	-20	45	45	30	1	3
mn_43	Cumba - Pass 3	335	0	-20	140	140	70	2	5
mo_hg1	Moore - High Grade Pass 1	350	0	10	75	75	50	2	3	High Grade	>0.1
mo_hg2	Moore - High Grade Pass 2	350	0	10	45	45	30	1	3	High Grade	>0.1
mo_mg1	Moore - Mid Grade Pass 2	350	0	10	75	75	50	2	3	Low + High Grade	>=0.3 (LG) & <0.9 (HG)
mo_mg2	Moore - Mid Grade Pass 3	350	0	10	45	45	30	1	3	Low + High Grade	>=0.3 (LG) & <0.9 (HG)
mo_mg3	Moore - Mid Grade Pass 4	350	0	10	140	140	70	2	5	Low + High Grade	>=0.3 (LG) & <0.9 (HG)
mo_lg1	Moore - Low Grade Pass 1	350	0	10	75	75	50	2	3	Low + High Grade	>=0.3 (LG) & <0.9 (HG)
mo_lg2	Moore - Low Grade Pass 2	350	0	10	45	45	30	1	3	Low Grade	>=0.3
mo_lg3	Moore - Low Grade Pass 3	350	0	10	140	140	70	2	5	Low Grade	>=0.4
mo_41	Cumba - Pass 1	350	0	10	75	75	50	2	3
mo_42	Cumba - Pass 2	350	0	10	45	45	45	1	3
mo_43	Cumba - Pass 3	350	0	10	140	140	70	2	5

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High-Grade Gold Estimate
The resulting probabilities of a block to be greater than or equal to 3.5 g/t Au are back-flagged to each 10m composite and serve as selection criteria for the estimate of gold grade. Only blocks with a 10% or greater chance of being greater than or equal to 3.5 g/t Au are estimated, using matching composites. Note that a composite could be lower than 3.5 g/t Au, but be surrounded by higher grade composites. In this instance, the lower grade composite would be considered if the block that it fell in had a probability of 10%, or greater. Again, estimates are run separately for Moore and Monte Negro domains and only composites in similar domains as the block being estimated are considered. A series of two passes is used for the estimate, with increasing search distances and varying numbers of composites.
Mineralized (Low Grade) Indicator
A second probability indicator is generated at a 0.2 g/t Au cut-off to define a mineralized envelope and separate areas of low grade from areas of high-grade. Statistical analysis and sectional interpretation of gold grades show 0.2 g/t Au to be a logical cut-off. Attempting to hand-contour grade at a higher cut-off would generate too many isolated pods that would be difficult to link between sections, or would necessitate including substantial internal dilution produce more continuous shapes.
The same technique, search criteria, and ellipsoid definition are used as for the high-grade indicators. All composites are flagged with 1, 0 or -9, depending on whether the 10 composites are greater than or equal, less than, or not sampled respectively. The new indicators are estimated and, using a 30% break on the estimate result, two populations are defined separating areas of higher and lower mineralization. The resulting values are written to a separate field to differentiate them from the previous, high-grade indicator.
Gold Estimate within Low Grade Area
As previously, composites are back-flagged with the resulting probabilities of the blocks being greater than or equal to 0.2 g/t Au. Blocks that were not previously estimated for gold grade and have a 30% or greater chance of being above 0.2 g/t are estimated with similarly flagged composites. A three-pass estimate scheme is used, with increasing distances and varying numbers of composites.
Gold Estimate within Mid-Grade Area
In order to reflect the soft contact between lower grade disseminated and higher vein related mineralization, a mid-grade estimation pass is used. This population is interpreted between 0.2 and 3.5 g/t Au. The same technique, search criteria, and ellipsoid definition are used as for the high grade and low grade indicators. However, samples are selected using probability thresholds determined from the low and high grade indicators. Composites with a low grade probability of greater than 30% and a high grade probability of less than 90% are selected in order to interpolate mid grade mineralization. A three-pass estimate scheme is used, with increasing distances and varying numbers of composites.

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Gold Estimate in Waste Area
Similarly, all blocks not previously estimated for gold, and with less than 30% chance of being greater than 0.2 g/t Au, are also estimated using a three-pass scheme. Composites are capped at 6.0 g/t Au during the estimate.
14.14 Resource Classification
The resource model is classified using a combination of pass number, number of composites used to assign the block grade and the distance to nearest composite. Ranges for Indicated and Inferred Resources are derived from the gold omni-directional correlogram, with 80% of the sill defining Indicated Resources and 90% of the sill defining Inferred Resources (Figure 14-2). The “production area” which is estimated by the grade control RC holes are reported as Measured Resources. Otherwise, a block can only be classified as Measured if it is intersected by an assayed drill hole.
Figure 14-2 Gold Omni-Directional Correlogram
The classification criteria are shown in Table 14.8.

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Table 14.8 Classification Criteria

		Maximum
Classification	Number of	Distance
Category	Drill Holes	(m)
Measured	1	0 to 5
	Grade control drilling
Indicated	2	5 to 75
	1	5 to 35
Inferred	2	75 to 140
A manual smoothing process is subsequently applied, for example:
•	If a Measured block is surrounded by Inferred blocks, then it is downgraded to Indicated
•	If an Inferred block is surrounded by Indicated blocks, then it is upgraded to Indicated
•	If the number of neighbouring Indicated blocks is less than four with the same classification, then the block is downgraded to Inferred
14.15 Block Model Validation
The block model gold grades are validated visually against drill holes and composites in section and plan view. Grades are also compared against the nearest neighbour (composite) gold grade and a histogram of the original composite distribution is compared to the gold grade estimate.
14.16 Mineral Resource Summary
The mineral resources are based on a Whittle pit shell generated using the following metal prices:

Gold:	US$1,100/oz

Silver:	US$16.50/oz

Copper:	US$2.50/lb
For resource estimation, the tailings storage facility (TSF) constraint that applies to the mineral reserve estimate does not apply, and categories Measured, Indicated and Inferred are included in the optimization. Lower cut-off is determined on a block revenue basis. For mineral resources, it equates to between 1.2 g/t Au and 1.5 g/t Au. Slope angles and geotechnical sectors are the same as for mineral reserves.

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Table 14.9 shows a summary of the mineral resources which are additional to mineral reserves (Barrick’s standard practice).
Table 14.9 Pueblo Viejo Mineral Resources, December 2010

		Tonnes		Au		Ag	Cu	Cu
Deposit	Classification	(M)	Au (g/t)	(Moz)	Ag (g/t)	(Moz)	(%)	(Mlb)
Monte Negro	Measured	1.9	2.1	0.1	12.7	0.8	0.11	4.6
	Indicated	74.9	2.0	4.8	10.6	25.5	0.08	135.0
	Total	76.8	2.0	4.9	10.6	26.3	0.08	139.6

Moore	Measured	2.1	2.0	0.1	14.2	1	0.09	4.4
	Indicated	67.4	2.0	4.4	13.1	28.2	0.08	122.1
	Total	69.5	2.0	4.6	13.1	29.2	0.08	126.5

Combined	Measured	4.1	2.0	0.3	13.5	1.8	0.10	9.1
	Indicated	142.3	2.0	9.2	11.7	53.7	0.08	257.1
	Total	146.4	2.0	9.5	11.8	55.5	0.08	266.2

Barrick Share (60%)		87.8	2.0	5.7	11.8	33.3	0.08	159.7

Goldcorp Share (40%)		58.6	2.0	3.8	11.8	22.2	0.08	106.5

Monte Negro	Inferred	3.8	2.2	0.3	14.7	1.8	0.12	9.7
Moore	Inferred	4.1	2.2	0.3	21.3	2.8	0.08	7.3
	Total	7.9	2.2	0.6	18.1	4.6	0.10	17.0

Barrick Share (60%)		4.7	2.2	0.4	18.1	2.8	0.10	10.2

Goldcorp Share (40%)		3.2	2.2	0.2	18.1	1.8	0.10	6.8
Resources are additional to resources modified to produce reserves
Metal prices used for resources: gold $1,100/oz, silver $16.50/oz, copper $2.50/lb
These figures may not add up due to rounding
In addition there are zinc mineral resources none of which have been converted into mineral reserves, and these are shown in Table 14.10.

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Table 14.10 Pueblo Viejo Zinc Mineral Resources, December 2010

		Tonnes	Zn	Zn
Deposit	Classification	(M)	(%)	(Mlb)
Monte Negro	Measured	7.0	0.6	99.2
	Indicated	170.5	0.5	1,959.0
	Total	177.5	0.5	2,058.2

Moore	Measured	10.3	0.9	203.5
	Indicated	213.1	0.7	3,083.5
	Total	223.4	0.7	3,287.0

Combined	Measured	17.3	0.8	302.7
	Indicated	383.5	0.6	5,042.4
	Total	400.8	0.6	5,445.1

Barrick Share (60%)		240.5	0.6	3,267.1

Goldcorp Share (40%)		160.3	0.6	2,178.0

Monte Negro	Inferred	3.8	0.1	10.9
Moore	Inferred	4.1	0.3	31.3
	Total	7.9	0.2	42.1

Barrick Share (60%)		4.7	0.2	25.3

Goldcorp Share (40%)		3.2	0.2	16.8
Metal prices used for resources: zinc $0.95 /lb
These figures may not add up due to rounding
14.17 Comparison with 2007 Resource Estimate
The previous Technical Report authored by AMC in May 2008 quoted the 2007 Feasibility Study figures. Table 14.11 shows a comparison between the 2007 Feasibility Study resource estimates and the 2010 estimate on a 100% basis. The comparison is of resources inclusive of those resources converted to mineral reserves as presented in the 2007 Feasibility Study.
Table 14.11 Comparison of 2007 and 2010 Resource Estimates (100% “Inclusive” Basis )

	2007 Feasibility Study Estimate					2010 Resource Estimate
	1.4 g/t Au cut-off grade					1.2-1.5 g/t Au cut-off grade
	Tonnes	Au	Au	Ag	Ag	Tonnes	Au	Au	Ag	Ag
	(M)	(g/t)	(Moz)	(g/t)	(Moz)	(M)	(g/t)	(Moz)	(g/t)	(Moz)
Measured	12.5	3.3	1.3	17.7	7.1	17.3	3.0	1.7	19.9	11.1
Indicated	236.1	2.8	21.4	13.2	100.1	383.5	2.6	31.4	15.5	191.6
Total	248.6	2.8	22.7	13.4	107.2	400.8	2.6	33.1	15.7	202.6
Inferred	81.4	2.5	6.5	3.4	9.0	7.9	2.2	0.6	18.1	4.6

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The differences between the 2007 Feasibility Study estimates and the 2010 estimates are due primarily to additional drilling carried out since the 2007 estimates, which has resulted in extensions to known mineralized areas and conversion of Inferred Resources to Indicated Resources, and to the substantial increases in gold and silver prices (prices used in 2007, gold US$650/oz gold, US$11.50/oz silver, US$2.25/lb copper). Other contributing factors are discussed below with respect to the 2009 / 2010 comparison.
It was noted in AMC’s 2008 Technical Report that there was a very substantial difference between the proportion of Measured to Indicated Resources in Placer’s 2005 estimate and that in the 2007 estimate (79% of total M + I in 2005, 5% in 2007), due to the very restrictive classification criteria applied to Measured Resources in 2007. This comment still applies.
14.18 Comparison with 2009 Resource Estimate
Table 14.12 shows a comparison between the 2009 and 2010 resource estimates on a 100% basis and with resources additional to those resources converted to mineral reserves.
Table 14.12 Comparison of 2009 and 2010 Resource Estimates (100% “Additional” Basis)

	2009 Resource Estimate					2010 Resource Estimate
	1.2-1.5 g/t Au cut-off grade					1.2-1.5 cut-off grade
	Tonnes	Au	Au	Ag	Ag	Tonnes	Au	Au	Ag	Ag
Classification	(M)	(g/t)	(Moz)	(g/t)	(Moz)	(M)	(g/t)	(Moz)	(g/t)	(Moz)
Measured	3.2	2.0	0.2	12.8	1.3	4.1	2.0	0.3	13.5	1.8
Indicated	103.9	2.1	7.0	10.8	36.3	142.3	2.0	9.2	11.7	53.7
Total	107.1	2.1	7.2	10.9	37.6	146.4	2.0	9.5	11.8	55.5
Inferred	17.6	1.9	1.1	17.6	9.9	7.9	2.2	0.6	18.1	4.6
The main reasons for the differences are:
•	Updated geological interpretation resulted in larger area of (barren) cover material compared with 2009, with loss of around 200,000 ounces of gold
•	Updated geological interpretation resulted in delineation of minor oxide / transition zones. Previously it had been assumed that all oxide had been mined out.
•	Incorporation of 39 new exploration drill holes and sulphur assays for 74 existing drill holes.
•	Incorporation of RC grade control drilling information from production areas, which resulted in updated grade estimates and upgrading of Indicated Resources to Measured Resources in the areas drilled.
•	Increase in power costs.
•	Increase in metal prices (prices used in 2009, US$825/oz gold, US$14.00/oz silver, US$2.00/lb copper).

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14.19 Reconciliation Between Grade Control Drilling and Mineral Resource Estimates
An RC grade control (GC) drilling program was undertaken during 2010 in those parts of the Moore and Monte Negro pits planned for initial mining. Based on a review of exploration drilling results for the central portion of Monte Negro, a consultant recommended GC drilling patterns of 10 mE by 15 mN for high grade areas (3.0 g/t Au cut-off grade), and 15 mE by 12.5 mN in lower grade areas (1.4g/t Au cut-off grade). A Schramm 685 rig was used with a rotating cone splitter. Holes were angled to 600 (west at Monte Negro, east at Moore) and drilling to 60 m, covering four 10m (vertical) benches. Two metre composite samples were taken, prepared on site and sent to ACME labs in Santiago and ALS in Peru for assaying.
A comparison of GC results with the 2010 resource model for parts of the Moore and Monte Negro North areas was available at the time of AMC’s March 2011 site visit. The GC models were constructed using the Hellman and Schofield MP3 conditional simulation software.
In general, the GC model tends to predict more tonnes in the 1.5 g/t to 4.5 g/t gold range when compared with the resource block model. A comparison of early reconciliation of ore material indicated positive reconciliation relative to the resource model.
In its 2008 Technical Report, AMC expressed some concern that the use of ID3 for gold grade interpolation may have resulted in a conditional bias that may have been significant in the early years of the operation when mining to an elevated cut-off grade. In AMC’s view, the initial GC results are tending to indicate that there is no significant conditional bias in resource model gold grades.
14.20 AMC Opinion
In AMC’s view, the 2010 mineral resource estimates for Pueblo Viejo have been undertaken to good industry standards and, except for the issue of Measured Resource classification mentioned below, there are no issues of significant concern.
In AMC’s opinion, the classification of Measured Resources, which takes no account of continuity of mineralization between drill holes, is not logical, is inconsistent with the geology of the deposit and has resulted in a substantial under-statement of Measured Resources (and therefore of Proven Reserves). One indication of the possible under-statement is that Placer in 2005 classified 79% of Measured plus Indicated Resources as Measured, whereas the current Measured Resources account for only 3% of total Measured plus Indicated Resources. AMC recommends that the approach to Measured Resource classification be reviewed.
The criteria for separating Indicated from Inferred Resources are considered reasonable.

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14.21 Mineral Reserve Summary
The Mineral Reserves are based on the Measured and Indicated Mineral Resources contained within a smoothed pit shell evaluated using the following metal prices:

Gold:	US$975/oz

Silver:	US$15.50/oz

Copper:	US$2.00/lb
Lower cut-off is determined on a block revenue basis and equates to around 1.6 g/t Au to 1.7 g/t Au. Currently there is a restriction on TSF volume. The pit shell and resulting mineral reserves are therefore smaller than would be the case if there was no TSF constraint.
Table 14.13 shows a summary of the mineral reserves at December 2010.
Table 14.13 Pueblo Viejo Mineral Reserves, December 2010

		Tonnes		Au		Ag	Cu	Cu
Mineral Reserves Estimate		(M)	Au (g/t)	(Moz)	Ag (g/t)	(Moz)	(%)	(Mlb)
Monte Negro	Proven	5.1	3.3	0.5	19.8	3.2	0.09	10.1
	Probable	95.6	2.8	8.7	17.5	53.8	0.07	143.9
	Total	100.7	2.9	9.3	17.6	57.1	0.07	153.9

Moore	Proven	8.2	3.3	0.9	23.2	6.1	0.14	25.4
	Probable	145.7	2.9	13.5	17.9	84	0.11	352.7
	Total	153.8	2.9	14.4	18.2	90.1	0.11	378.1

Stockpiles	Proven	0.2	2.1	0.0	24.5	0.1	0.03	0.1
Combined	Proven	13.4	3.3	1.4	21.9	9.3	0.12	35.5
	Probable	241.3	2.9	22.2	17.8	137.8	0.09	496.6
	Total	254.5	2.9	23.7	18.0	147.2	0.10	532.0

Barrick Share (60%)		152.7	2.9	14.2	18.0	88.3	0.10	319.2

Goldcorp Share (40%)		101.8	2.9	9.5	18.0	58.9	0.10	212.8
Table 14.14 shows a comparison between the 2009 and 2010 mineral reserve estimates on a 100% basis. The 2009 reserves used metal prices of US$825/oz gold, US$14.0/oz silver and US$2.00/lb copper.

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Table 14.14 Comparison of 2009 and 2010 Reserve Estimates (100% Basis)

	2009 Reserve Estimate					2010 Reserve Estimate
	Tonnes	Au	Au	Ag	Ag	Tonnes	Au	Au	Ag	Ag
Classification	(M)	(g/t)	(Moz)	(g/t)	(Moz)	(M)	(g/t)	(Moz)	(g/t)	(Moz)
Proven	12.9	3.3	1.4	21.6	9.0	13.4	3.3	1.4	21.9	9.3
Probable	239.1	2.9	22.4	17.3	132.8	241.3	2.9	22.2	17.8	137.8

Total	252.0	2.9	23.8	17.5	141.8	254.5	2.9	23.7	18.0	147.2

The differences are relatively minor and are due to positive impacts from increased metal prices being offset by negative impacts from increased processing costs.
Table 14.15 shows a comparison between the 2007 and 2010 mineral reserve estimates on a 100% basis. The 2007 reserves used metal prices of US$575/oz gold, US$10.75/oz silver and US$2.00/lb copper.
Table 14.15 Comparison of 2007 and 2010 Reserve Estimates (100% Basis)

	2007 Reserve Estimate					2010 Reserve Estimate
	Tonnes	Au	Au	Ag	Ag	Tonnes	Au	Au	Ag	Ag
Classification	(M)	(g/t)	(Moz)	(g/t)	(Moz)	(M)	(g/t)	(Moz)	(g/t)	(Moz)
Proven	11.2	3.4	1.2	18.9	6.8	13.4	3.3	1.4	21.9	9.3
Probable	202.9	2.9	18.8	14.6	91.0	241.3	2.9	22.2	17.8	137.8

Total	214.1	2.9	20.0	14.8	97.9	254.5	2.9	23.7	18.0	147.2

The differences are due mainly to additional drilling carried out since 2007 and the substantial increases in gold and silver prices.
See Section 17 for a full discussion of mineral reserves.

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15 ADJACENT PROPERTIES
An Australian company, EnviroGold Limited, is developing an operation to re-treat an old tailings dam from the Rosario era with an estimated grade of around 3.8 g/t Au. The tailings dam is very close to a Pueblo Viejo haulage road and other project infrastructure. Production is expected to commence in January 2012 and last for 6.5 years, producing 65,000 oz gold and 600,000 oz silver per year. Processing will be by sulphide oxidation using EnviroGold’s patented Albion Process Technology (EnviroGold News Release, 28 February 2011).
AMC understands that the Las Lagunas project area would become the responsibility of the Dominican Republic Government on completion of the project and that no liability should fall to PVDC. However, because of the proximity of the area to PVDC’s operations and the uncertainty of the political and environmental environment in seven or more years time, there is some risk that PVDC may become involved. AMC does not believe that any involvement would represent a material risk to the PVGP.
There are two other mining operations in the general vicinity of the PVGP.
•	Falcondo Nickel Project, operated by Xstrata Nickel, located approximately 15 km from the PVGP.
•	Cerro de Maimon Copper-Gold Project, operated by Globestar Mining, located approximately 15 km from the PVGP.
These are sufficiently distant that they do not impact materially on the PVGP.

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16 Mineral Processing and Metallurgical Testing
16.1 Metallurgical Studies Prior to Placer Dome (Before 2003)
The metallurgical history of the Pueblo Viejo project has been summarized by Pincock Allen & Holt (PAH). Table 16.1 is duplicated from PAH and summarizes the efforts made to develop an economic processing concept for Pueblo Viejo.
The PAH table shows that aggressive and expensive sulphide ore pretreatment routes, such as roasting or pressure oxidation, were required prior to cyanidation to achieve gold recoveries to bullion in excess of 80%.
Table 16.1 Summary of Metallurgical Test Programs (from PAH)

			Indicated Recoveries
			(%)
Entity	Years	Processes Examined	Au	Zn	Ag
Lakefield Research	1973-1993	Differential floatation of pyrite and zinc concentrates; roasting of pyrite concentrates; cyanidation; counter current decantation (CCD); Merrill Crowe (MC)	80	80	30

Hazen Research	1977-1981	Flotation; roasting; cyanidation; pressure oxidation	70	69	70

Fluor Engineering (Pre-feasibility)	1983	Bulk flotation; bulk concentrate roasting; sulphuric acid; CCD, MC	75	0	33
(four alternatives)		Bulk flotation; autoclave bulk concentrate, CCD, MC	84	0	80
		Bulk flotation; partial bulk concentrate roasting-autoclave; CCD, MC	80	0	80
		Bulk flotation concentrate	88	N/A	80

Amax Extractive Research & Development	1984-1986	Whole ore roasting; sulphuric acid production; CIL; MC	82.5	0	26

Fluor Engineering (Feasibility)	1988	Whole ore roasting; sulphuric acid production; CIL; MC	82.5	0	26

Stone & Webster/AMS (Pre-feasibility)	1992	Whole ore roasting; SO2 neutralization; CIL; MC	82.5	0	26

Davy International (Feasibility)	1993	Whole ore roasting (Lurgi and Fuller methods); SO2 neutralization; CIL; MC	83	0	35
(two alternatives)		Bulk flotation; fine grinding/cyanidation of concentrate; zinc flotation; CIL; MC	64	1	50

MIM Holdings	1995-1997	Fine grinding, Albion Process N/A	N/A	N/A	N/A

			Indicated Recoveries
			(%)
Entity	Years	Processes Examined	Au	Zn	Ag
GENEL	1996-1997	Biooxidation of bulk sulphide concentrate; CIL; MC	N/A	N/A	N/A

Resource Development Inc. (RDI) Flow Sheet 1) [2]	2001	Zinc flotation; fine grinding of zinc cleaner tailings; cyanide leaching of zinc cleaner tailings and rougher tailings; CIL; MC	55	80	55

Resource Development Inc. (RDI) Flow Sheet 4) [2]	2001	Zinc flotation; fine grinding of zinc cleaner tailings; biooxidation, and cyanidation leaching of zinc cleaner tailings and rougher tailings; CIL; MC	70	80	70

[1]	Not quantified in the report.

[2]	Recoveries shown do not include incremental recovery of ±3% when CIL slurry is heated.
16.2 Placer Dome and PVDC Metallurgical Testwork (2003-2007)
Introduction
Bio-oxidation of whole ore and flotation concentrate, and ultra-fine grinding of flotation concentrates, were subsequently investigated by Placer Dome as alternative pretreatment options prior to carbon-in-leach cyanide leaching for gold and silver recovery. Ultimately a fairly straightforward process based on pressure oxidation of the whole ore followed by carbon-in-leach cyanidation (CIL) was selected for the recovery of gold and silver. Two innovations have also been incorporated into the process design:
•	A hot cure of the slurry from the autoclave to reduce lime consumption by solid basic ferric sulphate in the CIL circuit.
•	A lime boil process, involving heating the CCD washed slurry to 80-85[o]C with 35kg CaO/t to release the silver in the jarosites formed in the autoclave for improved CIL silver recovery.
Testwork Samples
A number of ore samples from each of the five ore types were used for the initial metallurgical investigations. These samples were assayed in detail before being used in the various test programs. The following information is relevant to the processes considered:
•	The gold content of the ore samples ranged from 2.10 g/t to 6.60 g/t

•	The sulphur content ranged from 6.9% to 9.7%

•	The ores contained insignificant amounts of elemental sulphur and sulphates

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•
The black sedimentary ore types (MO-BSD and MN-BSD) contained from 0.5% to 0.7% organic and graphitic carbon, which caused preg-robbing in the later leaching tests. The other ore types have very weak or no preg-robbing ability

•	The carbonate content varied from 0.05% to 0.37% CO2 but averaged 0.19% CO2
•	The aluminium content ranged from 7% to 10%
•	The mercury content ranged from 8 g/t to 14 g/t. The extent of mercury dissolution during pressure oxidation varied significantly according to the ore type
•	The arsenic content ranged from 260 g/t to 1,650 g/t. Most of the arsenic was dissolved and precipitated during pressure oxidation
Three ore types were used for the later metallurgical investigation. Similarly these samples were composited and assayed in detail before being used in the test programs to confirm the effectiveness of the silver enhancement process. The following information is relevant to the process evolved:
•	The gold content of the ore samples ranged from 5.3 g/t to 5.6 g/t
•	The silver content of the ore samples ranged from 19.6 g/t to 36.1 g/t
Comminution Testwork
The original Placer Dome feasibility study circuit was designed with high pressure grinding rolls (HPGR) technology. Subsequent trade-off studies concluded that a conventional SABC circuit offered superior economics.
Work index (Wi) measurements of the five main rock types undertaken in 2004 indicated that the Bond ball mill Wi of the ore will vary from 12.8 to 16.1 kWh/t (average 14.4 kWh/t), while the rod mill Wi will vary from 14.9 to 18.6 kWh/t. Supplementary testwork undertaken on 58 different samples in April 2006 for SAG Power Index (SPI®) and Wi returned consistently higher Wi values as per Table 16.2.
Table 16.2 Comminution Testwork

Parameter	Modified Bond Wi
Ore Type	BSD	SP	VCL	All Ore Types
Average	17.05	18.17	15.62	16.73
80th Percentile	18.37	18.97	17.92	18.28
The Bond ball mill work indices (Wi) used to size the grinding mills was the average Wi for the hardest of the five ore types (MN-SP) and approximately the 80th percentile Wi of all ore types.

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Grinding simulations using the Minnovex proprietary program “Comminution Economic Evaluation Tool”, or CEET®, were undertaken using SPI® values from all 58 samples. The result of these simulations was almost identical to Fluor’s SAG mill power estimate when using the 18.1 kWh/t ball mill Wi.
Whole Ore Pressure Oxidation (POX)
Whole ore pressure oxidation followed by CIL was selected as the preferred process option around July, 2003 after a reasonable power cost was assured. Pressure oxidation gave higher gold recoveries for all the Pueblo Viejo ore types tested, using a technically robust, proven process. Pressure oxidation is energy intensive, more so than most other refractory processing options. Due to the complexity of the autoclaves and associated oxygen plant, pressure oxidation is also capital intensive. The higher gold recovery and associated cash flow mitigate the high energy operating cost and the high capital cost of the oxidation circuit.
Extensive batch and continuous pilot autoclave testwork was undertaken at the Barrick Technology Centre, (BTC, formerly the Placer Dome Research Centre), and at SGS Lakefield. Testwork at SGS Lakefield included a two week pressure oxidation pilot plant programme in 2004. The results of the testwork undertaken on whole ore at the design autoclave operating conditions and grind size P80 of 80 microns is summarized in Figure 16.1
Figure 16-1 Effect of Gold Head Grade on Gold Recovery

•	Small points are the results from batch tests - 2 L autoclave, 30% pulp density, 230°C, 100 psi O2 partial pressure, 60 min residence time and grind size P80 of 80 µm.

•
Large points are the results from the continuous pilot plant operations in 2003, 2004 and in 2006, 35% pulp density, temperature 230 [0]C, 100 psi O2 partial pressure, 55 to 70 min residence time and grind size P80 @ 80 µm.

•	Continuous lines are the regression curves.

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Scale formation inside the autoclave was an issue during pilot plant operation. Most of the scale, which comprised basic ferric sulphate and lesser hematite, was formed in the first compartment and became increasingly less severe towards the end of autoclave. Severe scale formation can offer brick or liner protection inside the autoclave but it can also impair agitation efficiency, oxygen injection and dispersion, slurry flow and control of slurry levels in the autoclave. Analysis of the scale chemistry and review of scale formation, and management in other autoclave circuits, has led to design features aligned to help prevent the formation of scale. Allowance has also been made in the autoclave operating strategy and maintenance schedule for control of scale formation.
Hot Cure
At a temperature significantly below the autoclave operating temperature of 230°C, basic ferric sulphate formed during POX at this temperature dissolves to form ferric ions in acidic solution. The test program showed that by holding the autoclave flash discharge slurry for a period of 12 h at 85°C to 100°C, the basic ferric sulphate solids formed in the autoclave re-dissolves to form ferric sulphate in solution. The formed ferric ions are washed away from the CIL feed in the three-stage CCD washing thickener circuit. The re-dissolution of basic ferric sulphate takes place in what has been termed the hot curing step in the flowsheet.
With the addition of the hot cure, it becomes possible to remove the effects of high lime consumption in CIL and concentrate on the optimization of the pressure oxidation process. It is preferable to operate with as high as possible a temperature in POX to allow for the fastest kinetics. A temperature of 230°C was considered the maximum practical temperature for POX and was therefore chosen for all subsequent tests.
Counter Current Decantation (CCD)
Three-stage CCD washing was tested as part of the POX pilot plant operation in 2006. Based on this testwork, 99.3% wash efficiency is expected with an average thickener underflow density of 40% solids. These results confirm the three-stage CCD washing circuit testwork undertaken for each of the five ore types in the original pilot plant operation in April 2004.
Lime Boil
In 2006, a lime boil/CIL study was undertaken to improve the silver recovery.
Bench scale tests were performed using washed, CCD thickened, and underflow slurry for the tested ore composites. Liberation of silver was shown to reach completion within 2 h. No apparent improvement in gold extraction was observed with longer retention times. Variations in pulp temperature were shown to have a large effect on the amount of silver liberated. Indications from the bench scale results in Figure 16.2 show that the process was best carried out at as high a temperature as practical to minimize lime consumption and achieve the highest gold and silver extraction rates.

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Figure 16-2 Effect of Temperature on CIL Silver Extraction from Lime Boil Plant Operation
Carbon-in-Leach (CIL)
Placer Dome testwork conducted in 2003 established that destruction of the preg-robbing carbon in the black sedimentary ores during pressure oxidation was slow. Reduction in the organic carbon content through extended residence time, which also corresponds to higher sulphur oxidation, reduces the degree of preg-robbing thereby improving gold recovery. Unlike direct cyanidation (DCN), up to 0.50% organic carbon may be tolerated in the oxidized solids with CIL cyanide leaching before there is a noticeable drop in gold recovery. This effect is shown in the results from testwork undertaken on MO-BSD and MN-BSD ore types in Figure 16.3.
Figure 16-3 Relationship between Gold Recovery and Organic Carbon Content*

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CIL pilot plant runs were undertaken by Barrick in June 2006 on three ore types to determine maximum precious metal loadings on carbon and gold and silver extractions. Average gold recoveries ranged from 90.5% (MO-BSD) to 95.2% (MN-SP) and silver recoveries, 84.4% (MO-BSD) to 89.9% (MO-VCL). The 2007 Feasibility Study concluded that “the performance of the gold and silver loadings was considered above expectation for the three ore types” with total loadings of 12,000 g/t (gold plus silver) being achieved.
Copper Recovery
Copper dissolution is very high under the expected operating conditions in the autoclave. The value used in the design criteria is 97.5%, but it will likely be higher than this, particularly after hot curing.
Copper recovery from autoclave discharge solutions was tested using sulphide precipitation process. Copper can be selectively precipitated as a copper sulphide (CuS) using hydrogen sulphide (H2S). The H2S is produced from the action of bacteria under anaerobic conditions fed with elemental sulphur, ethanol, and nutrients. The sulphide concentrates at a high grade can be sold to a third party smelter.
Initial preliminary batch testwork was carried out in May 2004, followed by a continuous pilot plant campaign in September 2004, and finally concluded by a Prefeasibility Study in November 2004. Encouraging results and higher metal prices required a re-evaluation with pilot plant testwork by SGS Lakefield in September 2006.
In summary, the pilot plant operated without problems and a consistently good concentrate grade was obtained. After the losses from POX, CCD, and iron precipitation are taken into account, recovery was excellent at more than 99% for the precipitation stage and 88.05% overall. Copper concentrates analysed 58.5% Cu, 26.7% S and 0.26% Zn.
Cyanide Destruction
The CIL tailings slurry generated during the pilot plant campaign in June 2004 was sent to Inco Tech to evaluate the effectiveness and economics of cyanide destruction. The conventional SO2/air cyanide destruction process was selected but confirmatory testwork was required in 2006 with the incorporation of the lime boil into the process flowsheet. This testwork was successful in reducing the residual WAD CN (weak acid dissociable cyanide) to below 1.0 mg/L in the treated Pueblo Viejo Project tailings slurry.
Neutralization of Autoclave Acidic Liquors
Significant amounts of sulphuric acid and soluble metal sulphate salts are produced during pressure oxidation. The acidic liquor generated from the pilot plant operation in April 2004 was used to determine the most cost-effective neutralization process.

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A continuous seven-day pilot plant test was subsequently performed to confirm the limestone and lime to sulphur ratios determined in batch testwork. The high density sludge (HDS) neutralization process was used in the pilot plant. The HDS process removes the contained base metals in a chemically stable form by co-precipitating them with ferric iron hydroxide in the presence of limestone or lime.
The pilot plant confirmed the effectiveness of limestone neutralization removing 92.5% of the sulphate, 99.9% of aluminium and copper, effectively 100% of iron, and 86.8% of the zinc with less than 1 mg/L of the metals left in solution. The sulphate level in the clarifier overflow was 1,800 mg/L for removal of 94%. Manganese removal was 89.8% at a final concentration of 1.6 mg/L.
Limestone Grinding, Calcining and Slaking Testwork
Samples representing the limestone deposit were sent to the SGS Lakefield Research laboratory for Bond work and abrasion index measurements. The result showed that the Bond WI of the limestone deposit ranged from 8.4 kWh/t to 10.1 kWh/t (average 9.5 kWh/t). Most of the samples tested assayed better than 96% CaCO3.
Six limestone samples were collected in 2004 and 2005 and sent to Maerz in Switzerland for calcining and slaking tests. The results of the testwork showed that:
•	The CaO content of the kiln product ranged from 94% to 96%.
•	The burnt limestone had a high mechanical stability.
•	The burnt lime was highly reactive

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17 Additional Requirements for Technical Reports on Development Properties and Production Properties
17.1 Mining
17.1.1 Site Conditions & Choice of Mining Method
In view of the relatively bulk nature of the deposit, combined with the ore being very close to surface and with outcrops in several areas, the open pit mining method has been selected.
As with previous mining at the site, the open pit method is the most economically viable. A 10m bench height has been selected for the pits, with consideration given to the equipment to be used and the requirement to be relatively selective in order to have good control of both gold and sulphur content of the ore feed to the processing plant.
17.1.2 Open Pit Optimization
The Lerchs-Grossmann algorithm contained in the Whittle software package has been used for pit optimization and sensitivity analysis, with a set of nested pit shell surfaces being generated by varying the Revenue Factor (RF). Results presented in the following sections correspond to the latest work done by PVDC in December 2010.
The current topographic surface of the site was used in the analysis. Pit shell generation was unconstrained by infrastructure as all major facilities will be outside the ultimate pit design and area of influence.
It should be noted that most of the parameter values have been tested in preceding runs. The operating costs used, particularly, have been taken from existing LOM Plan versions and correspond to an operation designed for processing 24.0 ktpd and mining around 100,000 t/d ROM total material (excluding rehandle).
17.1.2.1 Resource Model
The mineral resource block model used was the “PV10m_1210_LTP”, released for long term planning purposes in December 2010. Original blocks of 10m x 10m x 10m, were used (no re-blocking was done).
Grades relevant to the economic value calculation for each block are: gold, silver, copper and sulphur. Zinc does not contribute to block value as this metal is not recovered into a saleable product in the current project.
Only Measured and Indicated Resources have been used for revenue estimation in the pit optimization and mine design work. Inferred Resources within the mine design have been considered as waste and have only been reported to indicate possible opportunities for additional ore mining inventories

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17.1.2.2 Geotechnical Input — Slope Angles
Geotechnical domains and recommended inter-ramp pit slope angles that were used in the pit optimization and design are those described in the 2008 geotechnical consultant’s report. A simplification of the consultant’s matrix was utilized, differentiating seven regions for slope angles. The slope design specifications are based on the recommended pit wall dewatering systems being installed. The recommended angles were shallowed by 3° to account for ramps and assumed overall wall height before its application in Whittle. Table 17.1 summarizes the inter-ramp slope angles used for pit optimization.
Table 17.1 Slope Angles for Pit Optimization

Domain	Inter-Ramp Angle (°)

1	35
2	39
3	41
4	43
5	44
6	45
7	47
17.1.2.3 Economic Inputs
Commodity prices used for the pit optimization runs upon which the mineral resource and mineral reserve estimates are based are summarized in Table 17.2.
Table 17.2 Metal and Commodity Prices used for Pit Optimization

Metal Prices	Reserve	Resource
Gold	$975.00/oz	$1100.00/oz
Silver	$15.50/oz	$ 16.50/oz
Copper	$2.00/lb	$ 2.50/lb
Zinc		$0.95/lb
Principal Commodity Price
Electricity	$125.5/MWh	$132.5/MWh
Diesel Fuel	$80/bbl WTI	$90/bbl WTI
Mining costs for ore, waste and ore re-handling were based on 2010 LOM Plan average mining costs. All operating cost estimates are based on an ore processing rate of 24,000 t/d.

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Table 17.3 Mining and Processing Costs used for Pit Optimization

Metal Prices (Mining Limit)	Reserve (MI)	Resource (MII)
Mine Cost
Ore	MC (ore) = $1.69/t	MC (ore) = $1.74/t
Waste	MC (wst) = $2.58/t	MC (wst) = $2.66/t
Rehandle	MC (reh) = $0.78/t	MC (reh) = $0.80/t

Process Cost	S <= 6.79%, PC = 16.11 + 102.0*P + 12.1*S + 679*S*P + 0.54*Cu
S > 6.79%, PC = 7.79 + 25.2*P + 134.6*S + 1809*S*P + 0.54*Cu
Where: PC = Processing cost ($/t)
P = Power costs ($/kWh)
S = Sulfur grade (fraction)
Cu = Contained copper (lb)
Smelting, refining costs and royalties were not modified from those used for the 2009 mineral reserve estimation. They are presented in Table 17.4.
Table 17.4 Smelting and Refining Costs and Payable Metals used for Pit Optimization

Metal Prices (Mining Limit)	Reserve (MI)	Resource (MII)
Payable Metals (%)
Gold	99.925
Silver	99.000
Copper	96.500
Zinc		100.000

Smelting/Refining and Transport
Gold	$1.10/oz recovered
Silver	$1.10/oz recovered
Copper	$0.30/lb contained
Zinc		$0.04/lb produced

Royalties	3.200% applied against metal sales
General and Administrative costs have been estimated to be correlated with the sulphur grade of the ore and they are modeled as:
G&A = max (4.16, 61.18*S), where G&A = General & Administrative Unit Cost ($/t), and S = Sulphur grade (fraction).
Additionally, as it is planned to use a series of TSFs during the mine life, estimated capital costs for PVGP TSFs have been allocated into Upper and Lower Llagal and La Piñita, by material type, as follows:

•	LLO, lower Llagal cost per ore tonne	US$0.81

•	LLW, lower Llagal cost per waste tonne	US$0.31

•	ULO, upper Llagal cost per ore tonne	US$1.33

•	ULW, upper Llagal cost per waste tonne	US$0.51

•	La Piñita cost per ore tonne	US$1.37

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17.1.2.4 Metallurgical Inputs
Metallurgical recoveries for gold, silver and copper were defined for each ore type, using the variable “mettype” stored in the mineral resource block model. See Section 17.2 for a discussion of the metallurgical ore types and corresponding recoveries Because of the logarithmic functions involved in the gold recovery expression, a conditional constraint was applied in the pit optimization process in order to prevent negative values.
17.1.2.5 Optimization Results
Table 17.5 lists the global rock tonnages for the series of nested pit shells obtained in optimization runs, including the optimum pit shell 31.
Table 17.5 Pueblo Viejo Pit Optimization — Total Tonnages per Pit Shell

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17.1.2.6 Sensitivity Analysis
Price and Cost Sensitivity: PVDC examined the sensitivity of the pit limits and total contained gold in the pit to gold price (the silver and copper prices constant), mining costs and process costs by varying these three variables from -25% to +25%. Results are expressed in the spider diagrams presented in Figures 17.1 and 17.2. The base case is the Whittle pit shell at RF=1. An increase of 10% in process costs would result in a decrease of 1.7 Moz in contained gold and a reduction in pit size of 60 Mt; while an increase of 10% in mining costs leads to a decrease of 0.2 Moz in contained gold and 18 Mt less than the base case pit. Therefore reserves are more sensitive to process costs than to mining costs.
Figure 17-1 Sensitivity of Pit-Contained Gold to Costs and Gold Price
Figure 17-2 Sensitivity of Pit Total Tonnage to Costs and Gold Price
Slope Angle Sensitivity: Previous slope angle sensitivity analysis in the Pueblo Viejo Feasibility Study showed no significant change in gold extracted or total ore tonnes. AMC notes that the conclusion in the Pueblo Viejo Feasibility Study was that this was an indication of the relatively shallow pits and the wall slope being mainly driven by ore distribution rather than a limiting design specification.

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17.1.2.7 Final (Ultimate Pit) Selection and Design
Currently, the capacity of the TSF available for the project (520 Mm3) is lower than the total ore contained in RF=1 optimum pit shell. Accordingly, pit shell selection is driven by the TSF capacity. In general, 1 t of ore will produce approximately 1.5 t of mixed tailings — CIL and HDS precipitate — (see Section 17.2). Based on a settled dry density study done by specialist consultants to PVDC, these tailings will have an overall life of mine average dry density of 1.2 t/m3. For the current assessment, the waste dumps generally do not advance over tailings and a uniform density of 2.1 t/m3 has been assumed for the waste rock with no allowance for mixing the waste rock into the tailings. Therefore the tailings plus waste storage capacity required for a given amount of ore and waste is defined by:
Volume of Tailings plus Waste Storage (m3) = Ore tonnes *(1.5/1.2) + Waste tonnes / 2.1
This relationship is used to calculate the required capacity indicated in column “vol tailings req” in Table 17.5. Given the storage capacity of 520 Mm3 that is currently available, the maximum pit size is limited to pit shell 27, which requires approximately 510 m3 of storage capacity for its tailings plus waste.
The current final pit design is based on pit shell 27. Design parameters used are as follows:
•	Bench height is 10m for Monte Negro and Moore pits. No double or triple-benching except in reduced and limited sectors.
•	Main roads are designed with 30m width and 8% gradient, except on the bottom three benches which are 25m width at 10% gradient.
•
Berm widths and bench face angles are read directly from the block model, and they vary depending on the litho-structural domain, and the wall orientation. The total number of slope sectors is 32, which is a result of combining 14 geotechnical domains and 11 critical sectors as recommended by recognised geotechnical consultants to PVDC in 2008.

The resulting final pit design is shown in Figure 17.3. The comparison of this design with respect to the pit shell 27 is presented in Table 17.6.

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Figure 17-3 Final Pit Design. Based on Pit Shell 27.
Table 17.6 Pueblo Viejo Pit Optimization — Comparison between the Final Pit Design and Pit Shell 27

		Whittle Pitshell #		% Var (Design -
		27	Design	Shell)	Design/Shell
Ore	ktonnes	272,371	254,470	-6.57%	93.43
Au grade	g/t	2.929	2.890	-1.33%	98.67
Ag grade	g/t	18.119	17.987	-0.73%	99.27
Cu grade	%	0.096	0.095	-0.91%	99.09
Au contained	ounces	25,652,535	23,647,233	-7.82%	92.18
Ag contained	ounces	158,664,087	147,157,942	-7.25%	92.75
Waste	ktonnes	355,667	408,847	14.95%	114.95
Total	ktonnes	628,038	663,316	5.62%	105.62
The waste to ore ratio (strip ratio) for pit shell 27 is 1.31:1. In going to the design, the strip ratio increases to 1.61:1, ie, by 23%. This indicates to AMC that the pit design is sub-optimal and there is scope, through further iterations between pit optimization and design, to improve the economics of the project plan.

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17.1.3 Mineral Reserves Estimation
17.1.3.1 Ore\Waste Classification criteria and Ranking Index
To estimate the mineral reserves and to develop the associated mining schedule, the Profit, or value, for each block in the mineral resource model was calculated (see below). The Profit takes into account metal grade, sulphur content and time required for processing, processing plant recoveries and costs in determining the value of a given block.
•	Profit = Revenue — Costs, in $/t.
•
Unit Revenue = [Gold grade (oz/t) x Gold Rec. (%) x Gold price ($/oz) x (1 — 0.032) x Payable Metal — Gold TC&RC($/t)] + [Silver grade (oz/t) x Silver Rec. (%) x Silver price ($/oz) x (1 — 0.032) x Payable Metal — Silver TC&RC($/t] + [Cu grade (lb/t) x Cu Rec. (%) x Copper price ($/lb) x (1 — 0.032) x Payable Metal — Copper TC&RC($/t)]

It should be noted that the cost for each block considers all operating and sustaining costs — mining, processing, G&A — plus the incremental sustaining capital associated with the El Llagal and La Piñita TSFs. Accordingly, any block showing a Profit > 0, is a block of ore, i.e, eligible to be fed to the plant.
To further optimize block value, a Ranking Index is applied to each block of the mineral resource model. This allows blocks with better gold, silver and copper grades, and lower sulphur grades, to be selected for earlier mining and processing (higher sulphur means longer processing time and reduced daily plant capacity).
The following is used to calculate the Ranking Index variable within the block model:
•	Treatment rate = 1,000 t/hr, for S ≤ 6.79%
•	Treatment rate = (67.9/S%) t/hr, for S > 6.79%
The Ranking Index is then calculated by multiplying the profit/tonne by the tonnes per hour obtained as treatment rate for each block:
•	Ranking Index = (Profit/tonne) x (tonnes/hr) = Profit/hr
Measured and Indicated Resource blocks are treated as potential mill feed, while Inferred Resource and unclassified blocks are treated as waste and assigned a zero value in the Ranking Index.
17.1.3.2 Reserves Statement as of December 2010
As per the preceding sections, mineral reserves for the PVGP, contained in the two adjacent Moore and Monte Negro pits, comprising all blocks categorized as Proven and Probable, and whose Ranking Index is zero or more, are listed in Table 17.7.

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Table 17.7 Pueblo Viejo Mineral Reserves, December 2010

		Tonnes		Au		Ag	Cu	Cu
Mineral Reserves Estimate		(M)	Au (g/t)	(Moz)	Ag (g/t)	(Moz)	(%)	(Mlb)
Monte Negro	Proven	5.1	3.3	0.5	19.8	3.2	0.09	10.1
	Probable	95.6	2.8	8.7	17.5	53.8	0.07	143.9
	Total	100.7	2.9	9.3	17.6	57.1	0.07	153.9

Moore	Proven	8.2	3.3	0.9	23.2	6.1	0.14	25.4
	Probable	145.7	2.9	13.5	17.9	84	0.11	352.7
	Total	153.8	2.9	14.4	18.2	90.1	0.11	378.1

Stockpiles	Proven	0.2	2.1	0.0	24.5	0.1	0.03	0.1
Combined	Proven	13.4	3.3	1.4	21.9	9.3	0.12	35.5
	Probable	241.3	2.9	22.2	17.8	137.8	0.09	496.6
	Total	254.5	2.9	23.7	18.0	147.2	0.10	532.0

Barrick Share (60%)		152.7	2.9	14.2	18.0	88.3	0.10	319.2

Goldcorp Share (40%)		101.8	2.9	9.5	18.0	58.9	0.10	212.8
Based on pit optimization runs using metal prices of gold $975/oz, silver $15.50/oz, copper $2.00/lb
These figures may not add up due to rounding
17.1.4 Mine Design Factors
17.1.4.1 Ore Processing Rate — Sulphur Dependency
The ore processing rate and the nominal plant capacity for the PVGP is set at 24,000 t/d. The capacity of the processing plant is limited by the rate at which the four autoclaves can process sulphur, as constrained by oxygen availability. A ‘cap’ of 407 t/d of sulphur per autoclave has been stipulated for ore delivery to the mill. At 6.79% sulphur, this equates to 24,000 t of ore containing 1,630 t of sulphur being processed per day. This figure is matched, with plant availability taken into consideration, to the design capacity of the crushing-grinding circuit and the processing plant as a whole. Figure 17.4 illustrates the daily throughput as a function of sulphur content. The ultimate capacity of each autoclave is somewhat above 407 t/d but, for control of mill feed purposes, that has been deemed to be the maximum.
Figure 17-4 Plant Daily Ore Treatment Capacity as Function of S Content

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AMC notes that Figure 17.4 clearly shows the importance of maintaining the sulphur content of the ore to be processed at, or below 6.79%. AMC’s evaluation of the mineral resource block model indicates that whereas the average sulphur content of the resource is around 6.0%, the reserves within the final pit design have an average sulphur grade of 7.9%. This indicates that, for a significant period during the LOM, the plant will have to handle more than the desired 6.79%, reducing the ore tonnage throughput to maintain desired maximum daily sulphur mass. The current strategy depends in part on an expected sulphur decay when the ore is exposed to the environment while on ROM stockpiles. That expected decay rate is defined as:
Decayed Sulphur Grade (%) = (1 - 0.0118) ^N, Where N is the number of years the rock has been exposed.
Figure 17-5 shows this relationship. For example, it is expected that after about 19 years of environmental exposure, the sulphur grade of the stockpiled ore will have reduced by about 20%.The decay relationship was applied by PVDC to the in-situ sulphur grades, assigning N as the time scheduled to have elapsed between stockpiling and reclaiming the ore.
Figure 17-5 Sulphur Grade Decay model for Ore in Stockpiles
17.1.4.2 Metallurgical Recovery
The ore has been divided into five metallurgical domains by PVDC (see Section 17.2) with gold recovery equations based on the results of metallurgical testwork. The weight average recovery of each metallurgical ore type will be used to predict the average metallurgical recovery of the stockpiles. The block profit per hour is mostly affected by gold grade and sulphur grades, and those two parameters are the main drivers of the stockpiling strategy.

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17.1.4.3 Slope Stability Analysis and Design — Geotechnical Parameters
Since a feasibility study undertaken in 2005, a recognised geotechnical consultant has been retained to provide geotechnical slope design and blasting criteria for the project.
The geotechnical consultant’s pit slope design considered the pit layout based on Placer’s 2004 geologic model. The size of the open pit has subsequently increased and additional geological and groundwater information has been obtained. For the consultant’s design, information was gathered from an investigation program that included geotechnical drilling and mapping, documentation of existing slopes, geomechanical core logging, field point load index testing, and sampling for laboratory rock mechanics testing (direct shear and uniaxial compressive strength). Field data included structural information, rock mass quality and estimated blast damage.
Kinematic and stability analyses were done to develop bench and inter-ramp slope design. The work included detailed assessment of possible failure modes involving discontinuities that could result in shallow failure of individual benches. Inter-ramp slope angles of 38 to 50 degrees were recommended for most rock types, and 5m bench height with inter-ramp slope angle of 34 degrees for the weaker saprolite and weathered/oxide zones. The effect of earthquakes on pit wall stability was not assessed.
The geotechnical consultant’s report indicates that overall slope stability could not be evaluated because of lack of groundwater data. Analysis showed that depressurization via dewatering wells and sub-horizontal drain holes may be required to achieve the required stability level in some zones. The report also gives information for slope maintenance (bench scaling and berm cleaning) and on pit wall monitoring methods.
Subsequent to the geotechnical consultant’s report, a drilling and blasting report was prepared in February 2005. The report provides blasthole depths, angles and layout for 171 mm diameter production drill equipment and blasthole patterns for final wall development using 159 mm diameter drill equipment. Recommendations are provided for the type of explosive that will be required depending on drilling costs and groundwater conditions encountered. The report indicates that steeper bench face angles may be achievable with controlled blasting. The recommendations from this study have been accepted, particularly with respect to the sizing of drill rigs for blast holes.
AMC Comment
The geotechnical consultant’s design as referred to above was based on standard rock mechanics investigation and testing methods. PVDC advises that it has received the final report from a new geotechnical study performed by another recognised geotechnical consultant. The new study is still under revision by PVDC and its recommendations have not yet used in any mine design.
During its 2011 site visit, AMC observed some areas of slope degradation but, overall, there appears to be a high degree of slope stability on the recently developed benches as well as the areas previously mined by Rosario.

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It is noted that any depressurization work may be time consuming and potentially disruptive to the mining schedule; however, there appears to be sufficient flexibility in the mining plan for this not to be a major issue.
Inter-ramp slope angles of 38 to 50 degrees are deemed reasonable for the rock types to be encountered.
17.1.5 Mine Production and Total Materials Handling Schedule
17.1.5.1 Mine Phase (Pushback) Design Parameters and Sequencing
Design Parameters: The final pit and intermediate phase designs consider the following parameters:
•	Bench height: 10 m
•	Minimum phase floor width: 70 (at working bench)
•	Road width: 30m
•	Maximum road gradient: 8% in-pit (bottom three benches allow 10%) and 10% out of the pit.
A simplification of the 2005 feasibility study matrix of inter-ramp angle, face angle, and bench height has been used for the pit. The slope design recommendations that have been developed more recently have not yet been applied.
Minimum operational width has been established at 70m. All of the pushbacks exceed the minimum width, except for Moore Phase 0, which is close to the minimum.
Pit internal and external roads were designed at 30m width, adequate for medium-size trucks. In general, ramp slopes were designed at 8%, except for the last three benches of each phase where the maximum ramp slope is 10%.
Sequencing Method: Whittle nested pit shells were used as a guide to define mining sequence, considering minimum pushback width and economic contribution. The sequence follows the Ranking Index (higher value means higher priority), except where this is not possible for geometry reasons.

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17.1.5.2 Sulphur Blending and Ore Stockpiling
The pit stages have been chosen to facilitate the early extraction of the most profitable ore. Elevated initial cut-off grades have been used for this purpose. Notwithstanding, the driver of the mine schedule will be the sulphur blending requirement. This variable is as important as the gold grade, because the metallurgical aspects of the processing operation, the recoveries achieved, and the processing cost, all strongly depend on a very stable, low-variability sulphur content in the plant feed. As shown in Figure 17.5, a decline in process plant capacity can be expected as soon as sulphur content exceeds 6.79%. Such a capacity reduction is acceptable for short periods of time; however, sulphur content must not be allowed to exceed 10% as the heat generated by the sulphides oxidation reaction can produce severe damage in autoclaves. Conversely, at all times a minimum sulphur content of 5.3% is required to sustain the auto-fuelled oxidation reaction of sulphides. Accordingly, throughout the pit life, the mining schedule combines a plant feed stream continuously composed of a blend of ore coming directly from benches with ore reclaimed from stockpiles, aimed to maintain an average of 6.79% sulphur with as little variation as possible. This mining requirement implies:
•	On average, the ROM ore will go partly to the primary crusher and partly to stockpiles,
•	On average, the plant feed will be composed of ROM ore and reclaimed ore from older stockpiles,
•	The total ore stored in stockpiles will, on average, increase year by year, reaching a peak of 102 Mt by 2022.
17.1.5.3 Basic Criteria for Mine/Stockpiles Scheduling
•
Maximizing NPV and cash flow by mining first those blocks identified as per the Ranking Index parameter. This maximization is constrained by the requirement for an average of 6.79% sulphur for any period of time. Necessarily, such maximization requires substantial use of stockpiled material and the corresponding additional re-handling costs

•	Whenever possible, the maximization will prefer feed from ROM ore above reclaimed ore in order to minimize re-handling cost.
•
Mine/Stockpiles scheduling plans will be based on the same broken rock categories used for Ore Control, i.e, destinations decided based on the measurement of gold and sulphur grades. Ore will be segregated into eight categories, thus requiring a similar number of operating stockpiles whenever these materials are scheduled.

•	Gradual ramping up to full plant capacity at 24,000 t/d in 2013 as the four autoclaves become fully operational
•
Two or three active production phases at any time, with a minimum of two phases supplying ore to the plant for sulphur blending purposes. Maximum production rate per phase and per period established according to the geometry of the phases and the number of loading units that can work continually within that geometry.

•	Average of seven to eight sinking benches per annum.
•	On average, about four days per year of non-production has been allowed due to severe weather events.
17.1.5.4 Pre-Production Mine Works
Mine development began in August 2010. The initial pre-stripping requirement is very low as previous mining has left ore outcropping on surface. Current mine activity is in the Monte Negro 1 and Moore 1 phases. Until first ore is processed, all ROM ore is being stockpiled; by the start of the plant feed, the total ore on stockpile is scheduled to be 15 Mt.

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Additionally, since 2009, the limestone quarries have been in production. Prior to plant start-up, roads to connect both pits with the primary crusher, the two stockpile areas, and the El Llagal tailings/waste rock facility will be constructed.
17.1.5.5 Cut-off Grade Strategy
The Ranking Index parameter, which accounts for block value as well as treatment rate, is used to maximize NPV of cash flows. Ranking Index cut-off grades based on profit per hour were established for each period and for each category of high, medium, and low sulphur content.
17.1.5.6 Ore Control and Stockpiling Strategy
Ore blending for sulphur content, and early processing of high grade ore are key to maximizing NPV. Stockpile management and ore control practices, therefore, will be a prime consideration. The current proposed scheme for stockpile segregation considers 12 bins whose boundaries are based on both gold and sulphur contents in the blasted rock. Bins are in a matrix arrangement. On one axis is gold grade, on the other the sulphur content. Major groups of bins along the gold grade axis will be:
•	Waste group: gold grade equal or less than the reserve cutoff (i.e., Ranking Index < 0; this value is approximately. equivalent to 1.5 g/t Au).
•	Low-Grade group: gold < 3.0 g/t
•	Medium-Grade group: 3.0 g/t < Au < 4.5 g/t
•	High-Grade group: gold > 4.5 g/t
There will be no regular waste dumps. All waste (except the waste that is produced before the process plant starts) will be placed inside the TSF and submerged. The waste and the mineralized waste will be deposited adjacent to, but separate from each other, both eventually submerged by tailings. Waste that is produced before the process plant is commissioned will temporarily be stored on the Low Grade Stockpile and at the soonest opportunity it will be re-handled to the El Llagal TSF.
PVDC recognizes that recovering the mineralized waste in future will be difficult, but is potentially achievable if the economic conditions justify the expense.
All three of the upper (ore) categories will be eligible to feed the plant directly from the mine or to be allocated to stockpiles. Depending on the sulphur content, both the Low-Grade group and the Medium-Grade group will each be split into three bins, while the High-Grade group will be split into two bins. The stockpiling and blending plan calls for storing each of these eight sub-categories in well separated stockpiles.
The stockpile strategy is based, in part, on that in use at the Barrick KCGM (Kalgoorlie) operation, which allows for mixing of mined material on and off the stockpile. PVDC evaluated stockpile stability using accepted methodology. Analysis was performed at three sections, with results showing both static and dynamic stability, and only minor deformation under severe earthquake conditions.

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Mine Life and Material Movement
Processing higher grade ore in the early years, while stockpiling lower grade ore for later processing, results in a mine life of 19 years and a processing life of 31 years. In the steady state mining years (2012 to 2027), total material movement, including limestone, averages about 43 Mt/yr; and about 66% of ROM ore is stockpiled for later processing. The total ROM material movement scheduled from the pit has been capped at 35 Mtpa. The mining schedule provided to AMC during its 2011 site visit is summarised in Figures 17.6, 17.7 and 17.8.
Figure 17-6 Mine Yearly ROM
Maximum gold and silver production is in years 2012-2013 at a total of 2.6 Moz gold and 14 Moz silver. Maximum limestone consumption is in years 2031-2034 totalling 64.3 Mt, related to TSF construction (in addition to process consumption). The maximum medium to long term ore stockpile capacity requirement is approximately 100 Mt reached in 2022. Figure 17.7 indicates annual material movement rates throughout the life of the project.

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Figure 17-7 Mine Annual Movement — Excluding Quarries (above), and Including Quarries (below)
Ore Production Rate
Figure 17.8 illustrates the annual proportion of ore to crusher direct from the mine and from medium-to-long term stockpiles.

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Figure 17-8 Ore to Crusher
Mining Phases
At least two phases are scheduled to be simultaneously active in each year. A maximum of nine benches per phase will be mined in each year. Preferential mining for grade purposes is indicated from the years when one active phase has higher sinking rates than other active phase(s).
Table 17.8 shows LOM ore mined from each phase and delivered either to the crusher or stockpiles. “Mn” phases are in Monte Negro pit while “Mo” phases refer to Moore pit.
Table 17.8 Phase Ore Mining by Period

Total ore, Kt
Period	Mnph1	Mnph2	Mnph3	Mnph4	Mnph5	Moph0	Moph1	Moph2	Moph3	Moph4	Total
2010	1,239					143					1,382
2011	16,037						7,173				23,210
2012	6,924	1,315					12,456				20,696
2013		14,792					3,378				18,170
2014		6,969						5,315			12,284
2015								13,729			13,729
2016								22,350			22,350
2017								21,856	275		22,130
2018			73					1,345	5,762		7,180
2019			473						10,484		10,957
2020			900						16,723		17,623
2021			6,397	134					10,334		16,865
2022			2,690	8,852	33						11,574
2023				5,140	2,144						7,284
2024					6,522						6,522
2025					6,349					390	6,739
2026					5,938					2,263	8,201
2027										4,510	4,510
2028										14,747	14,747
2029										8,601	8,601

Total	24,200	23,076	10,533	14,125	20,986	143	23,008	64,595	43,578	30,511	254,755

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17.1.5.7 Short-Term Planning
The early years of the project (2011-2014) are particularly important in terms of setting up the ore-mining process and then delivering early high grade ore. To demonstrate the viability of the planned approach the first three years were planned out on a monthly basis.
Previous geological drilling and analysis has indicated that mineralization occurs in a reasonably continuous spatial manner with recognizable contacts between mineralized and barren rock. In addition, the presence of waste rock appears rare within the mineralized zones. This knowledge has influenced the mine planning process in that no additional dilution or ore loss factor has been added to the reserves in the block model. From a visual review of geological and block model cross sections and a limited examination of drill core. AMC believes that the nature and extent of ore / waste contacts is such that mining dilution should be considered, although it is thought unlikely to have a material impact on the mineral reserves.
17.1.5.8 Limestone Consumption and Production
PVGP operations will require significant amounts of limestone for:
•	Processing
•
Tailings storage facility wall construction for the Lower and Upper Llagal and La Piñita facilities. Non-acid generating storage facilities are required, with the walls being raised as the required volume of storage capacity increases.

•	Construction, such as internal roads, diversion channels, and additional dams. Again, non-acid generating material is required.
According to LOM Plans, total limestone requirement is as shown in Table 17.9:
Table 17.9 Project Limestone Requirements

Purpose	Mt
Process	89.2
Tailings Storage Facilities	19.4
Road & Construction	133.6

Total	242.3

The limestone tonnage required, with acceptable quality, has been located in the surroundings of the project. About 10 Mt will be obtained from the excavations required for processing facilities and workshops, while the remaining requirements will be satisfied from the mining of two quarries, namely Quemados and San Juan. Table 17.10 shows a breakdown of the limestone sources.

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Table 17.10 Limestone Sources and Uses

Quarry	Process, Mt	Construction, Mt	Tailings Dam, Mt	Total, Mt
Plant	0.6	9.0	0.5	10.1
Quemados	45.5	38.2	0.7	84.4
San Juan	43.1	86.4	18.2	147.7

Total	89.2	133.6	19.4	242.3

Limestone mining has been scheduled according to quality requirements. The mining of the quarries has been planned with similar parameters to those for the ore pits, thereby facilitating the sharing of haulroads and mining equipment.
17.1.5.9 Waste Dump Sequencing
Waste will be classified and dumped according to its gold and sulphur contents. All designated waste will be located within the tailings storage facility area. Tailings will cover the waste rock shortly after its deposition to help minimize acid rock drainage. The waste rock is to be deposited in 5m lifts, with the level of tailings generally maintained close to the advancing crest level of the waste dump.
To maintain the waste rock level only slightly above the tailings level, two levels of waste rock will generally be maintained: 1) A higher waste dump lift which acts similar to a coffer dam, and 2) a lower lift behind this higher lift. This gives the plan more flexibility to respond to variations in waste rock production rates without curtailing plant (and therefore tailings) production rates.
Waste rock will be deposited in the Lower Llagal facility up to the 245m level, after which deposition will be done first in the Upper Llagal facility and then in La Piñita.
17.1.5.10 AMC Opinion on the Mine Design and Planning Process
In AMC’s opinion, the methodology used by PVDC for pit limit determination, cut-off grade optimization, production sequence and scheduling, and estimation of equipment/manpower requirements is in line with good industry practice.
17.1.6 Mine Equipment
17.1.6.1 Equipment Requirements
Equipment planning has considered mine design production of approximately 45 Mt/a, including mill feed of 24,000 t/d, with simultaneous mining in the limestone quarries and several operating pit phases. The drilling and loading equipment has been selected with the aim of combining high productivity and low cost with high mobility to allow maximum flexibility and selectivity.
Estimates of truck speeds were based on typical values, with correction factors to allow for slower speeds at the benches and at the dumps, and for weather conditions. Truck hours were calculated per period, type of material, and loading unit. Ancillary equipment includes bulldozers, wheel-dozers, graders and water trucks.

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Some equipment will be purchased early to give additional flexibility and redundancy during the particularly critical, initial mining years.
AMC is satisfied that the equipment selected and the estimates of equipment requirements are generally appropriate for the PVGP.
17.1.7 Workforce Requirements
17.1.7.1 Operations
Operations workforce requirements have been estimated as a function of the estimated equipment operating hours and in consideration of ancillary mining activities.
A summary of the total manpower per year is shown in Table 17.11.
Table 17.11 Total Mine Labour per Period

		LOM Average	Pre-Production	Production
Labour Headcount
Overhead Staff	# people	72.8	77.7	72.6
Drill Operators	# people	20.2	5.8	20.9
Blasting Operators	# people	0.0	0.0	0.0
Loading Unit Operators	# people	15.0	4.6	15.5
Truck Operators	# people	94.7	7.8	99.1
Support Equipment Operators	# people	90.8	72.2	91.7
Other Operators	# people	0.0	0.0	0.0
Drill Mechanics	# people	13.2	3.8	13.7
Blasting Mechanics	# people	0.0	0.0	0.0
Loading Unit Mechanics	# people	8.5	2.4	8.8
Truck Mechanics	# people	49.4	4.0	51.7
Support Equipment Mechanics	# people	28.8	19.2	29.3
Other Mechanics	# people	0.0	0.0	0.0
Total	# people	393.4	197.5	403.3
17.1.7.2 Training Program and Labour Build-Up
During pioneering work, Owner personnel will be working in quarries, control, planning, and management areas. Hiring of operations and maintenance personnel has begun with initial safety training followed by training for individual functions and as equipment is available. The build-up has been planned to include:
•	New operators, mechanics, and staffing personnel for maintenance and operations will be hired considering a training period of three months.
•	Staffing personnel for technical services to be hired 11 months before operations start due to the need for detailed design and planning, controls and procedures, etc.
•
The project will employ as many local people as possible during operations. Skills development programs and training initiatives are planned for local persons with the aim of minimizing the number of external employees.

•	Over $4 million has been assigned to train personnel over the life of the mine to ensure a safe and productive workplace.

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17.1.7.3 AMC Review of Mine Plan and Mining Operations
AMC considers that the proposed mine plan should be able to meet the ore production schedule. Again it is noted that the requirements for the ROM contribution to the mill feed blend will necessitate careful scheduling at the operational level.
The PVDC LOM Plan results from a very detailed process of mine design, estimation, and production scheduling that is to an acceptable industry standard. Some of the key results of the exercise are as follows:
•
The mining rate and overall pit production schedule are viable considering the pit design, sinking rate, mining sequence and flexibility, and estimated resource requirement in terms of equipment and personnel. The impact of normal climatic conditions has been catered for in the production calculations, but without any particular recognition of tropical storms or hurricanes that can strike the area on occasion. The potential effect of such events is somewhat mitigated by the fact that mine production rate far outweighs processing capability.

•
A major item with respect to gold production is the ability of the mine to produce ore at the metal grade and sulphur content levels required to satisfy the processing schedule. In this regard there is a particular risk in 2012 when autoclave capability is still building, but high gold production is projected. A good understanding of high grade areas and their extent, together with very selective mining practice and a disciplined stockpiling process, will be necessary to achieve the scheduled mill feed. The RC grade control drilling undertaken in the initial mining areas of Moore and Monte Negro is designed to achieve this aim.

•
Further work is required on pit dewatering to manage the large amounts of surface water that will affect the area in the rainy season. This item should not be of material significance to project viability.

17.1.7.4 Validation of Reserves
AMC used the following process to review the reserves:
•	Check of the mineral resource block model file provided by PVDC. The model was seen to be valid. Both grades and certainty measures (block categorization) were taken “as is” for all further analysis.
•	Mineral resource block model, current topographic representation and final pit lines were loaded and visualized in AMC’s mine planning software.
•	Content of the volume comprised by final pit and topographic surfaces was queried. The reserve calculation matched to within less than 1% of the 2010 estimate.
•	Mine phases from outlines supplied by PVDC staff were re-evaluated within AMC’s system.

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17.2 Mineral Processing and Metallurgical Testing
17.2.1 Ore Mineralogy
Section 8 of this report contains a more comprehensive description of the orebody mineralization than the brief summary contained in this section.
17.2.1.1 Mineralization
The Pueblo Viejo mining will be centred around the Moore and Monte Negro pit areas. The ore is refractory, mainly due to gold encapsulation in the pyrite minerals, but also due to preg-robbing carbonaceous materials and to cyanide-consuming copper and zinc minerals. Pyrite and sphalerite are the two main sulphide minerals, both occurring in veins and disseminated within the host rock.
Five metallurgical ore types have been defined based on lithological and mineralization criteria, namely:
•
Moore black sediment (MO-BSD) — Fine interbeds of carbonaceous shale and siltstone. Bedding is sub-horizontal and is intersected by vertical sulphide veins. It is a main lithology and exposed within the Moore pit. This ore type is moderately preg-robbing.

•
Moore volcaniclastic (MO-VCL) — A group of volcanic (andesitic) lithology units in the Moore pit. Units include massive and fragmental volcanic flows as well as sedimentary units composed primarily of volcanic material. These units typically have lower organic carbon content. It is not exposed in the present surface and sits below MO-BSD. This ore type is not preg-robbing.

•	Monte Negro spilite (MN-SP) — Volcanic spilite (andesite) flows are found at depth. It is currently exposed only at the north end of the Monte Negro pit. This ore type is not preg-robbing.
•
Monte Negro black sediment (MN-BSD) — Interbeds of carbonaceous shale, silt stone and volcanic flows. Beds are up to 3m thick and have a shallow dip to the south. The carbonaceous beds are similar to MO-BSD and comprise more than 50% of MN-BSD. It is currently exposed in the eastern half of the Monte Negro pit. This ore type is moderately preg-robbing.

•
Monte Negro volcaniclastic (MN-VCL) — Similar to MN-BSD except the unit is less than 30% carbonaceous beds. It is currently exposed in the western half of the Monte Negro pit. This ore type is mildly preg-robbing.

17.2.1.2 Gold Deportment
In addition to the mineralogical examinations used to identify gold association in the various ore types reported in Section 8, diagnostic leach procedures were also employed. The result of the diagnostic leach tests showed that approximately 55% to 70% of the gold is encapsulated in sulphide minerals and is not recoverable by cyanide leaching without prior destruction of the sulphide matrix. For the two black sedimentary ore types, MO-BSD and MN-BSD, 19% to 29% of the gold in the ore was preg-robbed by gold adsorption onto organic carbon.

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For MO-VCL, MN-SP and MN-VCL ore types, 6% to 9% of the gold was also preg-robbed. This may be caused by gold adsorption onto sulphide minerals as these ore types contain very little organic carbon. Laboratory tests have demonstrated that the preg-robbing ability of the ore is reduced after the ore is oxidized in an autoclave. At a grind size of 80% passing 150 µm, less than 2% of the gold in the ore was locked up in the silicate gangue minerals.
Laboratory tests showed that pressure oxidation of the whole ore followed by CIL cyanidation of the autoclave product will recover 88% to 95% of the gold and 86% to 89% of the silver.
17.2.1.3 Variation in Sulphur Grade
The efficient and trouble-free operation of the pressure oxidation (POX) circuit relies heavily on maintaining relatively constant sulphur content in the autoclave feed. If the variability of the sulphur grade in the short-term is significant, it may be necessary to blend ores with different sulphur content. For this reason, the short-term variability in the sulphur content of the ore was assessed extensively in 2004. Block models for sulphur grade were developed on a block size of 50m x 50m x 10m containing roughly 70,000 t of ore. The result of this exercise showed that there is a wide variation in the sulphur content of the ore as the blocks are mined sequentially. The variation in sulphur grade ranges from 3% to 20% sulphur and generally between 5% and 10%.
Blending will be practised by the mine aimed at blending of ores prior to crushing. In the mill, some blending will occur as a result of the surge capacity provided for the autoclave feed. Although there will still be variation in the sulphur grade, this variation will not occur abruptly, but rather in a slow and controlled, predictive manner. Therefore, adjustments warranted in process conditions to suit the sulphur content of the feed can be anticipated.
17.2.2 Recoverability
17.2.2.1 Overview
The following process description is largely taken from the 2007 Feasibility Study Update.
The various circuits of the processing plant will be planned around the autoclave’s designed operation at 1,200 t/d of sulphide sulphur oxidation (before expansion) and 1,600 t/d (at full rate after after expansion). Initially there will be three autoclaves that will process ore at rates varying from 12,000 t/d with a sulphide sulphur grade of 10% to 18,000 t/d with a sulphide sulphur grade of 6.69%. The fourth autoclave, which is planned to be operational at the end of Y02 will raise this to a design rate of 24,000 t/d. To provide the ability to handle the 24,000 t/d rate, some equipment, such as crushers, feeders/conveyors, grinding mills, thickeners, lime boil tanks, cyanide destruction tanks will be initially sized to handle this rate. Others, such as the autoclave feed storage tanks, the autoclaves, the hot cure tanks, the CIL tanks, the acid wash/elution vessels, and the reactivation furnaces will be sized to handle 18,000 t/d. Additional equipment will be added when the expansion is undertaken to achieve the full production rate.
A simplified block flowsheet of the process plant design concept is provided as Figure 17.9.

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17.2.2.2 Flowsheet Description Summary
The ore is ground to its optimum grind of 80% passing 80 µm and pressure-oxidized in autoclaves for 60 min to 75 min at a temperature of 230°C and a pressure of 3,450 kPa. The autoclave product is discharged to a flash tank where heat is released, cooling the slurry to about 106°C. It is then transferred by gravity to the hot cure circuit where the slurry temperature is maintained at 100° to 105°C for 12 h to dissolve basic ferric sulphate that forms during autoclaving.
The slurry from the hot cure circuit is then washed to separate the acidic liquors from the oxidized solids. The washing is accomplished in a three-stage counter-current wash thickener circuit to remove more than 99% of the sulphuric acid and the dissolved metal sulphates. The washed thickened slurry is contacted with steam from one of the autoclave flash vessels to heat the slurry to 95°C ahead of a two-stage lime boil treatment. Milk of lime slurry is added to the oxidized slurry to raise the pH to the 10.5 to 10.8 range to effectively break down the silver jarosites, exposing silver minerals to CIL leaching. Lime boil slurry is then diluted with reclaim water and cooled to 40°C in cooling towers. The cooled slurry is pumped to the CIL circuit.
Lime addition to the lime boil circuit provides sufficient protective alkalinity in the CIL circuit; no further addition of lime is required in this circuit. In the CIL circuit, cyanide is added to dissolve the gold and silver and is contacted with activated carbon to adsorb the gold and silver cyanide complexes. The retention time in this circuit varies from 18 hours to 22 hours, depending on the processing rate.
The overflow (acidic liquor) from counter-current decant (CCD) Thickener #1 is sent to the autoclave plant to quench flash steam. The quench vessel underflow is then treated with limestone in the iron precipitation circuit to remove ferric iron. The overflow from the iron precipitation thickener is forwarded to the hydrogen sulphide precipitation plant to recover the copper. In this plant, H2S gas is added to the solution to precipitate the copper as CuS. The precipitate is thickened and filtered to produce market grade copper concentrate. The thickener overflow solution is neutralized, first with limestone and then with lime in the high density sludge (HDS) circuit where most of the remaining metal sulphates are precipitated. After neutralization, the slurry is thickened in a high rate thickener. The thickener underflow (sludge) is pumped to the tailings pond while the overflow is cooled and then recycled to the process water tank for distribution to the process, including use as wash water in the CCD circuit.
Loaded carbon from the CIL circuit is forwarded to the refinery for acid washing and stripping. The resulting pregnant strip solution goes to the electrowinning circuit for gold and silver recovery while the barren carbon goes to the reactivation kiln. A combined gold and silver sludge from the electrowinning cells is filtered, dried, retorted to remove the mercury from the sludge, and smelted to produce bullion bars. The reactivated carbon is recycled to the CIL circuit.

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Figure 17-9 Pueblo Viejo — Simplified Flowsheet

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The CIL tailings slurry flows over the safety screens and is pumped to the cyanide destruction circuit. The conventional SO2/air process is used to reduce the cyanide content of the CIL tailings solution from more than 100 g/t cyanide to less than the regulatory maximum of 5 mg/L (5 ppm) cyanide. The detoxified slurry together with the HDS circuit sludge is pumped to the TSF.
17.2.2.3 Primary Crushing
The primary crushing station will consist of a primary gyratory crusher equipped with a hydraulic rock breaker to break oversize rocks in the dump pocket. Water sprays will be provided at the truck dump pocket and an ADS (fogging dust suppression) system will be provided at the feeder to conveyor transfer point to comply with the dust emission standards in the Dominican Republic.
From the gyratory crusher station, the ore is transferred by an apron feeder onto a stacking conveyor that discharges the ore onto a 16,000 t live capacity stockpile. The material flow rate from the crusher to the stockpile is monitored with a belt scale.
The reclaim tunnel below the stockpile will be equipped with a dust control system servicing the material transfer locations. Two variable speed apron feeders under the coarse ore stockpile reclaim the ore and feed a common semi-autogenous grinding (SAG) mill feed conveyor. The feed rate to the SAG mill is monitored by a belt scale installed along the SAG mill feed conveyor.
The proposed ore primary crusher has a rated capacity slightly higher than the design rate of 24,000 t/d, and therefore, there will be no change in the size of the crusher.
The proposed limestone primary crusher is exactly the same size as the ore primary crusher, and therefore this crusher is more than adequate for the 12,000 t/d rate.
17.2.2.4 Grinding
As it will be difficult and expensive to add a second SAG mill and a second ball mill or tower mills during the Phase 2 expansion, the ore grinding mills are sized to handle 24,000 t/d.
Both the ore SAG and ball mills are equipped with variable speed drives. This allows the plant operator to control the plant throughput to accommodate changes in sulphide sulphur feed grade or to reduce tonnage when an autoclave circuit is down for maintenance.
The SABC grinding circuit (semi autogenous milling of crushed feed in closed circuit with ball milling) will consist of the following:
•	One SAG mill (9.76m dia x 4.90m EGL) driven by two 4,500 kW synchronous motors with variable frequency drive (VFD).
•	One ball mill (7.93m dia x 12.40m EGL), driven by a 16,400 kW ring (wrap-around, ring gear) motor.
•	One pebble (cone) crusher.
•	Two (one standby) SAG mill discharge screens.
•	A cluster of fifteen hydrocyclones. An additional three classifiers will be added for the 24,000 t/d ore production expansion.

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The SAG mill will be equipped with pebble ports to ensure that critical size build-up in the mill will not become a problem. The discharge from the SAG mill is screened to separate the oversize pebbles which are transferred onto a conveyor recirculation loop feeding the material to the pebble crusher, or alternatively bypassing the pebble crusher if it is not in service. The pebble crusher product is conveyed back to the SAG mill feed conveyor. The SAG mill discharge screen undersize material is pumped to the cyclone feed pump box.
The ball mill will be in closed circuit with a cluster of fifteen cyclones, expandable to eighteen. The cyclone underflow gravity-flows back to the ball mill feed chute while the overflow flows by gravity over two vibrating trash screens. The screen undersize is thickened to approximately 50% solids in a 70m diameter high rate thickener. The thickener underflow is pumped to the autoclave feed storage tanks while the overflow is recycled to the grinding circuit.
17.2.2.5 Pressure Oxidation
The selection of the process design criteria and the design of the pressure oxidation and ancillary processes based on the results of the various test programs were completed by an internationally respected engineering group.
The pressure oxidation facility comprises three autoclave circuits, expandable to four autoclave circuits, with minimal interconnections to achieve high capacity utilization. Each autoclave circuit includes a high pressure slurry feed system, slurry pre-heater, autoclave vessel and agitators, flash vessels, and gas handling system. Supporting the operation of the autoclaves are agitator seal systems, steam boiler (for start-up), and a high pressure cooling water system for autoclave temperature control.
The autoclave vessels are refractory lined with approximate process dimensions of an inside diameter of 4.9m and an overall length of 37m. The autoclaves will operate at 230ºC and 3,450 kPa, with retention time between 60 min and 75 min depending on sulphur grade and feed density.
Oxygen required for the oxidation reactions in the autoclaves is provided from an on-site oxygen plant.
Two of the three autoclave circuit preheating systems are used for slurry feed heating, while the third preheating system is used for heating washed CCD underflow slurry prior to the lime boil process. The design incorporates slurry piping interconnections between these preheating systems to allow for maintenance and de-scaling while maintaining capacity utilization. The gas handling design will adopt a solution spray quench process providing over 90% condensation of the flash steam. Depending on the preheating requirements, a portion of the flash steam will be used to preheat autoclave feed slurry or lime boil feed slurry with the remaining steam reporting to the gas handling system. The quenching of the excess flash steam and autoclave vent gas is accomplished with CCD overflow solution. The hot CCD overflow solution then reports to the partial neutralization circuit.

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17.2.2.6 Oxygen Plant
The air separation unit (ASU) is designed to supply 2,850 t/d of gaseous oxygen as well as trickle liquid oxygen. Although this is a large capacity ASU plant (compared to industry references), it is still well below the largest single ASU plant of 4,300 t/d operating at SASOL, Secunda, South Africa. For expansion to 24,000 t/d, a second oxygen plant will be introduced with a capacity of 1,100 t/d contained oxygen.
The ASU plant design is based on machinery that is widely used in the cryogenic gas industry and will adopt a double column cryogenic distillation process. This is a conventional process for the air separation industry.
17.2.2.7 Hot Curing
Oxidized slurry produced from the initial 18,000 t/d capacity rate is held in 4 cascading tanks in series for a total of 12 hours. Upon expansion to 24,000 t/d, an additional tank will be commissioned to ensure the optimal dissolution of basic ferric sulphate.
The slurry feed to the hot cure circuit arrives at approximately 105°C and, based on heat loss calculations completed by Hatch, exits at approximately 100°C. The cured slurry flows by gravity to the first CCD thickener.
17.2.2.8 Counter-current Decantation (CCD) Washing
Slurry from the last hot cure tank is treated in a three-stage CCD circuit. Each thickener will be 70m in diameter, constructed with 316 L stainless steel walls, floor and rakes. The wash circuit is designed to treat the expanded tonnage capacity of 24,000 t/d.
The purpose of this circuit is to wash and separate acid and soluble metal salts from the gold-bearing solids phase prior to the CIL circuit. The slurry gravity flows to the first stage CCD thickener mix tank where it is diluted with overflow from the downstream CCD thickener. Overflow solution is sent to the autoclave flash steam quench vessels where it is used to condense and scrub excess steam before going to the ferric precipitation reactors. The balance of the overflow solution is fed directly to the ferric precipitation neutralization circuit ahead of copper recovery. The underflow slurry is pumped to the flash steam preheating vessels in the autoclave area prior to discharge to the silver enhancement lime boil circuit.
The nominal wash ratio in the CCD circuit is maintained throughout the tonnage expansion rate program to yield a wash efficiency of 99.0% to 99.5% at design conditions.
17.2.2.9 Ferric Iron Precipitation and Copper Recovery
The copper recovery circuit will use the hydrogen sulphide precipitation technology to precipitate the contained copper in the CCD wash solution as a copper sulphide concentrate. The process uses bacteria to convert elemental sulphur to H2S gas, which then reacts with copper ions to precipitate copper sulphide (CuS).

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Initially, the CCD overflow solution is partially neutralized with limestone in a series of two mechanically agitated, stainless steel precipitation tanks. Upon expansion to 24,000 t/d, an additional two neutralization precipitation tanks will be added to the circuit. The discharge from the second limestone neutralization tank is directed by gravity to the ferric thickener in the copper recovery plant. The pH is closely controlled in the first two precipitation tanks to precipitate ferric iron from solution while minimizing the amount of copper co-precipitation. The iron precipitate is gravity fed to the ferric thickener, sized to handle the full flow of 24,000 t/d. The thickener underflow sludge is pumped to the neutralization circuit for completion of the neutralization process.
The ferric thickener overflow solution is pumped to the copper contactor circuit where it is contacted with H2S gas. Three copper contactors, to handle the 24,000 t/d production rate, will be mechanically agitated, closed-top tanks to ensure adequate mixing and gas liquid mass transfer. The H2S gas is produced by a bacterial process, which uses sulphur reducing bacteria to convert elemental sulphur into H2S under anaerobic conditions. The two bioreactors are gas-lift loop type reactors that allow the generated H2S gas to be drawn off the head space of the bio-reactor unit and compressed by gas blowers. The compressed gas stream, containing 8% to 10% volume H2S, is sparged into the copper contactor vessels. The barren H2S gas returning from the contactors, saturated with water is dewatered in a condensate knockout stage and returned to the bio-reactor.
The precipitated copper sulphide solution is degassed and fed to a 50m diameter thickener clarifier for solids removal. The underflow is pumped to a secondary dewatering step. The sulphide filter cake is discharged onto a conveyor that delivers the concentrate to a bagging facility. Bagged concentrate will be containerized and delivered by flatbed trucks from the plant site to a port near Santo Domingo.
The copper clarifier overflow solution is pumped to the high density sludge neutralization circuit.
All of the tank head spaces containing H2S are connected to a common header to capture and control fugitive emissions. The vapour passes through a condensate trap and emergency scrubber unit. It is then compressed by the blower and re-injected into the bio-reactor vessel.
17.2.2.10 High Density Sludge (HDS) Neutralization Circuit
Neutralization of remaining acidity and the precipitation of metals and sulphate in the CCD overflow are accomplished in the HDS neutralization circuit. The HDS neutralization circuit will comprise a three stage limestone addition followed by two stages of lime treatment to treat the 18,000 t/d production rate. An additional reactor will be added to both the limestone and lime circuit during the expansion to 24,000 t/d.
The limestone and lime reactor tanks will be arranged in a staggered cascading fashion, with step-down elevations along the train to enable gravity flow. Limestone slurry is metered into a mix tank where it is blended with some recycled HDS thickener underflow to condition the recycled material and promote the HDS precipitation seeding process. The mix tank overflows into the first neutralization tank and mixes with the cooled copper clarifier overflow solution and ferric thickener underflow product stream.

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The neutralized slurry gravity flows from the final lime neutralization tank to the HDS thickener. The HDS thickener underflow is pumped to the TSF via the cyanide destruction tailings pump box. The overflow solution is directed to the HDS thickener overflow tank and pumped to the HDS solution cooling towers.
17.2.2.11 HDS Solution Cooling
HDS thickener overflow solution is pumped to a bank of 6 cooling towers, where the temperature is reduced; an additional pair will be added to accommodate the expansion to 24,000 t/d. The actual cooling requirements are determined by the heat balance. The cooled solution is pumped to the process water tank. It is then distributed for use as CCD wash, limestone grinding and flocculant dilution.
17.2.2.12 Silver Enhancement Lime Boil Process
The CCD circuit thickener underflow is pumped to the lime boil preheating vessel where it is reheated to 95°C using steam from the autoclave flash tanks. The reheated slurry is treated with lime to effectively break down the silver jarosites formed during the pressure oxidation and hot cure processing stages. This maximizes silver extraction during CIL leaching.
The lime boil circuit, installed to treat 24,000 t/d, will consist of 2 agitated tanks. The lime boil slurry is then cooled to approximately 40°C in 4 slurry cooling towers, arranged in parallel, with an additional unit added to treat the 24,000 t/d production rate. Cooled slurry is pumped to the CIL circuit where gold and silver are extracted using cyanide and activated carbon.
17.2.2.13 Carbon-in-Leach (CIL) Cyanidation
A CIL circuit was selected to maximize gold and silver extraction from preg-robbing carbonaceous ore sources in the deposit.
The cooled lime boil discharge is screened for the removal of trash and fed to the first of eight agitated tanks providing a retention time of approximately 20 h. For the expansion to 24,000 t/d, an additional three CIL tanks will be added to maintain the optimal leaching conditions.
A carbon loading of 2,000 g/t gold is projected from the pilot plant tests when processing ore grading 5.0 g/t gold or better. This requires an initial carbon advance rate of 48 t/d, rising to 72 t/d for the 24,000 t/d ore processing rate.
The pilot plant tests indicated average gold and silver extractions in the CIL circuit of 92% and 85% respectively. The average cyanide addition is estimated at 1.0 kg/t of CIL feed.
17.2.2.14 Cyanide Destruction
The average total cyanide level in the CIL discharge is estimated at 150 mg/L. The SO2/air process was selected based on the results of pilot plant cyanide destruction testwork conducted by Inco Technology.

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The Weak Acid Dissociable Cyanide (WAD CN), total cyanide and copper levels in the treated effluent produced during the 2005 pilot plant test were slightly greater than 1 mg/L. An updated laboratory evaluation of the 2006 pilot plant CIL product showed good effluent quality and met the target levels of less than 1 mg/L.
17.2.2.15 Carbon Acid Washing and Stripping
Twelve tonne batches of loaded carbon from CIL Tank #1 are acid washed with dilute hydrochloric acid and rinsed with water before being stripped using the Pressure Zadra elution process. The pregnant solution gravity-flows to the pregnant solution tank from where it is pumped at a controlled rate to the electrowinning (EW) circuit.
The stripped carbon is thermally reactivated in one of two electrically heated horizontal furnaces at a temperature of 700°C and at a rate of 1,000 kg/h. An additional furnace will be installed during Phase 2 expansion to handle the increased carbon tonnage. The kiln exhaust gases vent through a wet scrubber and subsequently pass through columns packed with sulphur-impregnated carbon to remove mercury.
The reactivated carbon is screened to remove carbon fines before being returned to the last CIL tank to replace the forwarded carbon. The fine carbon is forwarded to a settling pond and periodically recovered and bagged for sale.
17.2.2.16 Electrowinning (EW)
The pregnant solution or eluate is pumped from the pregnant solution tank to five parallel EW trains. All EW cells will be provided with a gas extraction system connected to a mercury capture system.
Gold and silver, along with some impurities (mainly copper and mercury), are plated onto the punched stainless steel plate cathodes. The barren electrolyte, containing less than 2 g/t of gold, flows by gravity to a collection tank from where it is pumped to the barren solution storage tank for recycling to the elution circuit.
The EW cells will use non-basketed cathodes within the sludge-type EW cells to allow for high pressure cathode washing of the gold and silver sludge within the cell unit. The cells will be taken offline periodically for harvesting of cathodes and recovery of gold and silver. The resulting gold and silver sludge will be filtered in a plate and frame filter.
17.2.2.17 Refining
The gold/silver sludge from the EW circuit may contain up to 5% mercury. If not removed, it will volatilize during smelting and report to the off-gases. To comply with the air quality standard, a mercury retort will be provided to remove and recover the mercury from the sludge before smelting.
The filtered sludge is loaded into boats, dried, and heated in an electric mercury retort, which is kept under vacuum, to remove the contained mercury. The gas stream containing the volatilized mercury passes through a water-cooled condenser to condense the mercury for collection into flasks. Sulphur-impregnated carbon columns remove residual mercury from the discharge gas of the condenser.

The mercury-free sludge is fluxed and smelted in one of two induction furnaces to produce 1,000 oz bullion bars. The anticipated increase in sludge produced from the expansion to 24,000 t/d will require the installation of two further induction furnace units. These furnaces will be provided with a dust collection gas baghouse system to recover the gold and silver-laden dust generated during smelting, and clean the furnace off-gases before discharge to the atmosphere.
17.2.2.18 Tailings Disposal and Tailings Water Reclaim
(See also Section 17.6 Environmental Considerations.)
The detoxified leach residue is combined with the sludge from the neutralization circuit for disposal to the TSF. Containment earth berms will be installed alongside the tailings pipeline. Any spillage will be directed toward and stored in the collection ponds.
The tailings pumping system will consist of two dual stage slurry pump trains (one operating unit and one standby unit) with variable speed drives to regulate the discharge head to match with the gradually rising tailings embankment height. Tailings will be distributed with spigots across the tailings embankment towards upstream side of the storage pond. Additional spigots will be provided to discharge along the eastern and western sides to create a small, supernatant pool in the middle of the storage pond.
From the supernatant pool, a reclaim pump barge will pump the tailings water to the process plant. Recycling of this tailings water to the process will only be implemented under extreme drought and flood conditions because of the negative impact of chloride ions in the reclaim water on gold extraction. Within the catchment of the TSF, any spillage from the reclaim pipeline will drain into the TSF. Beyond that, the reclaim pipeline will be installed alongside the tailings pipeline, inside the common containment berms for spillage control.
Seepage from the TSF will be collected in a small pond in front of the main containment embankment. A pumping and pipeline system will be installed to return the seepage to the impoundment.
The tailing impoundments will also be used to store potentially acid-generating mine waste rock. The material will be trucked to the storage site by way of a haul road. To prevent ARD formation, the waste rock will be kept submerged.
17.2.3 Limestone and Lime Plant Description
17.2.3.1 Design Basis
The limestone and lime plant design is based on the following estimated reagent requirements shown as Table 17.12.

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Table 17.12 Limestone and Lime Plant Design Basis (Expansion 24,000 t/d Ore Processing Rate)

	Limestone	Lime
	(t/d)	(t/d)
Process Including Neutralization	4,965	1,245
ARD (1 in 200-Year Flood Event)	1,649	146
Tailings Effluent (1 in 200-Year Flood Event)		19
Subtotal (Uncorrected For Purity)	6,614	1,410
Limestone Feed to Kiln	2,300
Total (Corrected for Purity)	8,914	1,484
Design:
Limestone Crushing	9,240
Limestone Grinding	9,000
Lime Slaking		1,484
17.2.3.2 Flowsheet
Ground limestone and lime are required to neutralize acidic liquors and to control the pH in the CIL circuit. Lime is also used to adjust the pH of the effluent after water treatment. Satisfying the 24,000 t/d ore process requirement requires grinding 9,070 t/d of limestone to 80% passing 60 µm and calcining 2,785 t/d of limestone in vertical kilns to produce 1,484 t/d of lime, all of which will be slaked in a ball mill slaker. The proposed limestone plant will consist of the following unit operations: primary crushing and screening, grinding, calcining, and lime slaking.
Primary Crushing and Screening
Run-of-mine (ROM) limestone is crushed to 80% passing (P80) minus 85 mm in a gyratory crusher equipped with a rock breaker to break oversize rocks in the dump pocket. Provision is included for the future installation of a dust control system at the primary crushing station if required to reduce fugitive dust emission. The configuration of the limestone crusher is similar to that for the ore. The crusher product is screened and the +50 mm -110 mm intermediate fraction is sent to the kiln circuit for calcination. The balance of the crusher product reports to the limestone SAG mill feed stockpile.
Grinding
The limestone grinding circuit will consist of a SAG mill (6.70m dia x 3.65m EGL) driven by a 2,610 kW synchronous motor with VFD and a ball mill (4.88m dia x 9.80m EGL) driven by a 3,540 kW synchronous motor. The SAG mill will be in open circuit while the ball mill will be in closed circuit with a cluster of sixteen hydrocyclones. The limestone slurry is pumped to three agitated storage tanks holding approximately 6,500 t of limestone. This provides 22 hours of storage capacity at peak limestone demand.

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Limestone Calcining and Lime Slaking
The lime calcining plant will be designed to process 2,785 t/d of limestone to produce 1,484 t/d of lime required for the ore production rate of 24,000 t/d. The high lime requirement and the availability of high quality limestone deposits near the mine justify the installation of the lime plant.
Three 550 t/d vertical twin-shaft parallel flow regenerative (PFR) lime kilns were selected because of their efficiency. The kilns will be fed with +50 mm -110 mm intermediate screen product produced from the screening circuit.
Lime is slaked at a rate of 1,484 t/d in a ball mill operating in closed circuit with one hydrocyclone to produce a hydrated lime slurry. The lime slurry is pumped to four agitated storage tanks and is distributed from these tanks via lime loops to the lime boil and neutralization circuits, and to the effluent treatment plant.
17.2.4 Process Risk Summary
17.2.4.1 Process Design
The proposed process design for the PVGP would make it one of the most complex, large precious metals projects in operation. Considerable effort has gone into process development with input from some of the most competent and highly qualified professionals in the respective fields.
Pressure oxidation at 230oC is a very aggressive technique for refractory sulphide mineral processing, designed for rapid liberation of ultra-fine gold encapsulated within the sulphide minerals, and to minimize the preg-robbing capacity of the active carbon present in some ore types.
The extensive bench-scale and pilot plant testwork programmes undertaken in support of process and flowsheet development have been competently designed and executed, although some ‘end-to-end’ risk remains, associated with the linkage of the complex unit processes, some of which have not been used within the gold mining industry.
17.2.4.2 Equipment Selection
The equipment selection process in terms of quality and vendor capability has been rigorous with a high level of performance benchmarking. Nevada pressure oxidation experience and best practice has been incorporated into the PVGP design. The autoclaves will have the same diameter as autoclaves in use in Nevada and conventional, well proven materials of construction are included in the design.
17.2.4.3 Sulphur Grade
Given the very strong dependency of process plant throughput and operating cost on ore sulphur grade, accurate modelling of the ore sulphur grades, and ore scheduling to maintain optimal sulphur levels in the process plant feed, are important considerations. The Pueblo Viejo deposits exhibit a relatively high level of sulphur grade variability so effective management of a large number of plant feed stockpiles has been recognized as being an important issue.

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17.2.4.4 Scale Formation
Scale formation was evident to varying degrees in all the autoclave pilot plant trials. The issue of scaling potential has been benchmarked with other pressure oxidation plants. Although scale formation has also been experienced in autoclave pilot plant testwork for other operating mines it has not proven to be a significant problem in practice. The risk of scaling will be elevated however, given the slightly higher than typical autoclave operating temperatures in the PVGP design. Should autoclave operation at lower temperatures prove necessary, increased preg-robbing may result in slightly lower precious metals recoveries for some ore types. Provision has been made to lessen the impact of scaling in other areas of the process plant through equipment redundancy and labour resources in the form of a dedicated de-scaling crew.
17.2.4.5 Process Plant Capital and Operating Costs
Capital costs have been developed for each of the process equipment line items. The majority of the direct costs for the major equipment items have been based on firm quotes with little use of factored costs. Labour costs have been based on extensive labour market and productivity studies and indirect costs such as freight have been calculated from first principles using quoted rates for the project. Some allowance has been made for cost escalation, thus minimizing escalation risk save for a modest level of foreign exchange risk exposure.
Operating costs have also been developed to a high level of detail. Labour market studies were undertaken with input from local employers and maintenance costs were benchmarked against other pressure oxidation operations. The overriding consideration, however, is the very energy intensive pressure oxidation process, so the sourcing of reliable power at the estimated cost is critical to achieving the projected operating costs.
17.2.4.6 Metal Recoveries
All the hydrometallurgical processes to be deployed at the PVGP have been extensively trialed at both bench and pilot plant scale and the projected metal recoveries reasonably reflect the testwork results.
17.3 Infrastructure
17.3.1 General Infrastructure
The main road from Santo Domingo to within about 22 km of the mine site is a surfaced, four-lane, divided highway in generally good condition. Access from the main road to the site is via a two-lane, surfaced road. In order to transport the autoclaves, which weigh over 700 t each, a road from the north coast was upgraded instead of the route from Santo Domingo. Upgrading covered road and bridge improvements, clearing of overhead obstructions, erosion control, bypass route construction, clearing utility interferences and work permitting. Gravel surfaced, internal access roads provide access to the mine site facilities. A network of haul roads is being built to supplement existing roads so that mine trucks can haul ore, mine overburden, and limestone from the various quarries.

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As well as the existing access roads, current site infrastructure includes accommodation, offices, truck shop, medical clinic and other buildings, water supply, and old tailings impoundments with some water treatment facilities. Some of these facilities are being upgraded or renovated.
The new process plant site will be protected by double and single fence systems. Within the plant site area, the freshwater system, potable water system, fire water system, sanitary sewage system, storm drains, and fuel lines will be buried underground. Process piping will typically be left aboveground on pipe racks or in pipe corridors.
17.3.2 Power Plant
Power requirements will vary from 150 MW at a process rate of 18,000 t/d to approximately 200 MW at 24,000 t/d. Although the situation has improved somewhat in recent years, power supply from the national grid in the Dominican Republic remains unreliable and is not currently the preferred option for all of the power needed for the PVGP, as the selected ore processing route requires a reliable supply of power. Construction power for the project is provided by small 1 MW portable diesel-fired power plants.
In the 2007 Feasibility Study, power supply for the mine and process plant was indicated as being provided by a third party from a new, coal-fired power plant to be built on the south coast of the Dominican Republic. Distribution was to be via a dual circuit 230 kV transmission line (111 km) along a corridor from the source to the mine site. The cost of building the transmission line was included in the construction cost of the PVGP as PVDC was to be the owner of the line.
PVDC has continued to evaluate alternatives to the Pueblo Viejo Feasibility Study option and the main plan being pursued at present is as follows:
•	Supplying 13 MW for pre-commissioning from on-site generation by March 2011 (now in place)
•	Supplying an additional 30 MW for commissioning from onsite generation installed by May 2011
•	Completion of a temporary connection to the national grid to supply up to 80 MW by September 2011 to operate the processing plant initially at 6,000 t/d (76 MW) then eventually 12,000 t/d (105 MW)
•	Completion of a transmission line to Monte Rio by March 2012 to provide an additional 100 MW plus onsite general and grid power to bring the processing plant up to full production
•	Completion of a barge installation at Monte Rio by June 2012 to allow the mine site to be self-sufficient and not require the supply from the grid.

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Provision of a reliable power supply is clearly still one of the major issues to be fully resolved for the PVGP. In AMC’s opinion, the plans and back-up alternatives formulated to address this matter are appropriate, although successful implementation remains contingent on a number of factors, including granting of all necessary permits.
17.3.3 Site Electrical System
The plant will receive power from the generating plant via a dual incoming 230 kV power line. The power lines will be terminated at the mine site main substation where they will be fed into a single 230 kV bus system. Four main transformers will provide power for all site loads, with two being dedicated to the oxygen plant.
If the supply of normal power is interrupted, the plant will operate on emergency feed. This is provided by 15 MW of diesel generation that connects to the main substation for distribution to critical areas such as lighting, communication, and computer and process equipment.
It is PVDC’s intention not to use the power from the national grid for critical operations.
17.3.4 Process Control Facilities
The plant wide distributed control system (DCS) will use Ethernet communication links, fibre optics, Foundation Fieldbus for analogue devices, conventional controls for discrete devices, and radio-links for remote sites. Three main control rooms, 13 satellite control rooms, and three maintenance workstations will be located throughout the site.
17.3.5 Communication Facilities
A redundant fibre communication backbone of approximately 40 km around the mine site will link and manage the data transmission of the DCS, third party PLCs, motor controls, fire detection system, Vo-IP telephone system, and computers.
17.3.6 Fuel
Two permanent fuelling stations will feed the fleet of mine vehicles. A permanent, heavy fuel oil (HFO) storage will supply the lime kilns. New tanks and fuel stations will be installed for fuel storage during construction.
17.3.7 Water Supply
The Hatillo and Hondo Reservoirs will supply fresh water to the site. Reclaimed water from the TSF sites will only be used as a supplementary water supply under drought and flood situations. Barge-mounted pumps at the larger Hatillo Reservoir will pump fresh water to the Hondo Reservoir for make-up purposes. Fresh water will then be pumped to a freshwater / fire water tank at 400m level and a freshwater pond, and from there will be distributed throughout the site for process, fire protection and potable needs. The potable water will be a treated system.
Initial water for earthworks and construction is being supplied largely from the Maguaca River, but also from the pipeline that connects the Hondo Reservoir and the freshwater pond. Potable water for construction offices, dining rooms, toilets, and use mainly at the plant site, is being supplied during construction from a temporary tank located north of the oxygen plant. Potable water is being delivered by trucks to another potable water tank located at the south side of the plant site.

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17.3.8 Storm Water
The plant site is located on a ridge between two drainage catchments. Where possible, run-off from the process plant will be directed to the Margajita drainage area to separate it from the storm water runoff from the old facilities. Where this is not practical, a collection pond will capture the runoff before it is returned to the process plant to serve as make-up water.
17.3.9 Waste Management
An underground, gravity sewer system will collect domestic waste water from the various site areas. Separate, underground, gravity systems will be built to serve the construction and operations camps. Clean effluent will be discharged to the local river system. Non-hazardous domestic solid waste will be sent by truck to a central handling facility. An incinerator will be installed at the non-hazardous waste dump to burn solid waste. PVDC contracted a specialized consultant to compile an inventory of hazardous material left by the previous operation and to recommend methods for its disposal. Cost for removal of past hazardous waste remains a responsibility of the Dominican Government.
17.3.10 Sewage Treatment
The proposed sewage treatment configuration is based on three 280 m3/d plants at the construction camp, one 280 m3/d plant at the plant site, and one 61 m3/d plant for the houses. The system is based on a 3-part modular arrangement: primary settlement tank, biological treatment unit with biological rotating contactor, and final settling tank.
17.3.11 Fire Protection
Fire protection will be provided by a variety of measures, including fire walls, hose stations, automatic sprinkler systems and yard hydrants. A fresh water/fire water tank will supply fire water to the site. Buried fire water pipes will distribute fire water to protected areas.
17.3.12 Dust Control
The dust control system for the refinery furnace will be a scrubber; baghouses are assumed to be the primary technology for dust control but other options will be examined as part of the value engineering exercise during detailed engineering. Based on the individual process, dust control measures will also include water sprays and fogging systems.
Dust control on roads will include watering and use of brine solutions.
17.3.13 Landfill
Landfills for historical hazardous waste (Dominican State responsibility) are proposed east of the Mejita TSF. Non-hazardous material will be stored in an area south of the Mejita TSF for removal at a later date.

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17.4 Markets
Metal prices used for Barrick 2011 Financial Model provided to AMC are as follows:

•	Gold	$1,300/oz

•	Silver	$24.00/oz

•	Copper	$3.50/lb
Doré Shipping and Refining:

•	Gold payable %	99.975

•	Silver payable %	99.85
Copper Concentrate Shipping and Refining

•	Copper payable %	96.5
17.5 Contracts
Goldcorp and Barrick are two of the world’s major gold mining companies. Terms of mining, concentrating, smelting, refining, transportation, handling, sales and hedging and forward sales contracts or arrangements, rates or charges are within industry norms.
17.6 Environmental Considerations
17.6.1 Authorizations and Responsibilities
The principal agencies from which permits, licences and agreements are required in order to operate a mining project in the Dominican Republic are:
•	Secretaria de Estado de Medio Ambiente y Recursos Naturales — SEMARN (Ministry of Environment).
•	Instituto Dominicana de Recursos Hidráulicos — INDRHI (Water Resources)
•	Secretaria de Estado de Industria y Comercio — SEIC (Ministry of Industry and Commerce)
•	Subsecretaria de Recursos Forestales — SFR (Under-Secretary of Forestry Resources)
•	Secretaria de Estado de Obras Públicas — SEOP (Public Works)
•	Dirección General de Mineria (DGM) — (General Mining Agency)
•	Ayuntamiento (Municipalities)
The full list of obligations arising from the various permits, licences and agreements total some 4,600, of which 80% relate to the mine site and the remaining 20% relate mainly to the power transmission line and other aspects of power supply.

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17.6.2 Principal Granted Agreements and Licenses
Special Lease Agreement (SLA)
The SLA is the main agreement covering the PVGP and is described in Section 3. The amended SLA was signed by the President of the Dominican Republic in November 2009.
Resettlement Action Plan
A Resettlement Action Plan (RAP), prepared for the government with the support of PVDC and with assistance from expert technical personnel, local consultants and local personnel, was developed in accordance with World Bank Standards. The RAP was approved and signed on September 25, 2007 by representatives of the three local communities affected by the plan, the Dominican State, PVDC and the Catholic Church.
Memorandum of Understanding
PVDC and the Dominican State signed a Memorandum of Understanding (MOU) on November 30, 2007 that covers funding for resettlement of households under the RAP, acquisition of land and mitigation of the various historical environmental liabilities. The MOU facilitates the advance of funds by PVDC to resolve the historic environmental and social liabilities that under the SLA are the government’s responsibility and requires the government to reimburse PVDC for the funds advanced.
Environmental Licence
An Environmental and Social Impact Assessment (ESIA) was submitted to the government on November 21, 2005. Following various meetings and workshops, and upon conclusion of the government process of review and evaluation, the ESIA and the environmental management plan (EMP) were approved by the Secretariat of State for the Environment and Natural Resources on December 26, 2006 and the Environmental Licence No. 0101-06 was issued January 2007. Conditions of the Environmental Licence require submission of detailed designs for the TSFs, installation of monitoring stations and submission for review of the waste management plan and incineration plant design.
An updated EMP including silver/copper recovery was submitted on September 30, 2007 and subsequently approved in December 2010.
17.6.3 Legacy Environmental Conditions
The Rosario Pueblo Viejo mine operated prior to June 1999. Previous development included the mining of two main pits (Monte Negro and Moore) and several smaller pits, construction of a plantsite, and construction of two tailings impoundments (Las Lagunas and Mejita). Waste rock dumps and low grade ore stockpiles from these operations are located throughout the pit areas.
When the Rosario mine shut down, proper closure and reclamation was not undertaken. The result was a legacy of polluted soil and water and contaminated infrastructure.

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The major legacy environmental issue at the PVGP is acid rock drainage (ARD). It has developed from exposure of sulphides occurring in the existing pit walls, waste rock dumps and stockpiles to air, water and bacteria. Untreated and uncontrolled ARD has contaminated local streams and rivers and has led to deterioration of water quality and aquatic resources both on the mine site and offsite. There have been previous attempts to treat the ARD water, but with limited success.
The Mejita and Las Lagunas TSFs were constructed during the Rosario mine operation. It is reported that uncontrolled seepage has occurred from these impoundments since they were commissioned and that the geotechnical stability of the earth embankment dams and foundation suitability is questionable.
Large amounts of hazardous waste materials were present on the mine site, including rusting machinery, hydrocarbon contaminated soils, mercury contaminated materials, asbestos, and tailings that had escaped into neighbouring watersheds. The hazardous materials and contaminated infrastructure have now largely been removed from site.
Under the SLA, environmental remediation within the mine site and its area of influence is the responsibility of PVDC, while the Dominican Government is responsible for historic impacts outside the project development area.
However, agreement was reached in 2009 that PVDC would donate up to $37.5 million, or half of the government’s total estimated cost of $75 million, for its clean-up responsibilities. PVDC will also finance the remaining amount, allowing the government to repay the debt with revenues generated by the mine. In December 2010, PVDC agreed to contribute the remaining $37.5 million on behalf of the government towards these clean-up activities.
Acting as agents for the government, PVDC is implementing an action plan to install infrastructure for capturing ARD water and to reinforce the Mejita TSF. PVDC will also build a water treatment plant larger than would otherwise be required for mining operations. This will make it possible for the plant to capture and process water in both PVDC’s and the government’s areas of responsibility.
As described in Section 15, EnviroGold Limited is developing an operation to re-treat the Las Lagunas tailings. AMC understands that the Las Lagunas project area would become the responsibility of the Dominican Government on completion of the project and that no liability should fall to PVDC. However, because of the proximity of the area to PVDC’s operations and the uncertainty of the political and environmental environment in seven or more years time, there is some risk that PVDC may become involved. AMC does not believe that any involvement would represent a material risk to the PVGP.
17.6.4 Environmental Baseline Studies
PDDC commissioned a number of consultants to collect background data and baseline information on the existing biophysical and human environments from 2002 through 2007. The baseline studies covered the immediate project areas and also areas beyond the mine site.

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ARD studies confirmed that historic mining and current ARD generation within the mine site had severely impacted the surrounding area. Test results indicated that most of the exposed rock at the mine site is acidic and contains significant sulphide levels providing a source for additional acidity. The Arroyo Margajita is impacted by releases of treated water and treatment sludge followed by extended periods of untreated ARD releases. Tests were performed to assess various remediation options.
Air quality baseline studies included collection of particulate matter less than 10 µm in size in the town of Maimón and at the Pueblo Viejo camp. The results indicated that the concentration of PM10 particulate matter is in compliance with the Dominican Republic daily standard. Monitoring for the new standard for particles of less than 2.5 µm in size has not been undertaken. Climate and meteorology baseline studies were also completed.
An archaeology study was undertaken in the area of Pueblo Viejo Mine, El Llagal and the area towards the Hatillo Reservoir. The study identified ten sites with signs of past activity of which four are located within the project boundaries. An additional archaeological site was identified in 2007. Mitigation plans are being implemented.
The results of aquatic biology studies undertaken in local streams and the Hatillo Reservoir indicated that the health characteristics of stream invertebrate communities were higher at the Maguaca River stations relative to the Margajita River. No fish were found in the Margajita area and fish habitat is highly degraded. The absence of small fish in the Maguaca River is indicative of historical mining impacts. None of the species captured are on the International Union for the Conservation of Nature (IUCN) Red List. Fish tissue tests indicate metal concentrations were well below the Canadian Government benchmark for arsenic, lead, and mercury and therefore consumption of fish is not a risk to humans for these elements.
Terrestrial biology vegetation and fauna baseline studies were also performed. Little vegetation cover was found in the pit areas and most of the surrounding area is forested. One vegetation species found within the Pueblo Viejo area, introduced as part of the mine site reclamation, is protected by the IUCN Red List. Other species are protected by draft local regulations. None of the 22 mammals identified during the baseline studies are listed in a protected category. Thirteen species of amphibians and 13 species of reptiles were recorded. Based on local regulations five of the reptile species are considered threatened due to loss of habitat, hunting and impact from introduced birds. Three species of the 66 bird species identified are protected by local regulations. They are classified as vulnerable on the ICUN Red List due to loss of habitat, hunting and impact from introduced birds.
International consultants and PVDC personnel carried out studies for geology and geochemistry in the area of El Llagal, the mine site and Hatillo Reservoir. In the El Llagal area and the north western area of Hatillo Reservoir there was no evidence of materials with significant potential for acid generation. Sediment samples collected from the upper Maguaca, lower El Llagal and Lower Naranjo streams indicated low total sulphur content. Higher total sulphur values were found in the western area of Hatillo Reservoir, however the stream water has neutral pH indicating acid generation is not occurring. In the area of the Las Lagunas TSF both acid generating potential and neutralization potential was found in collected samples. Rock at the plant site area was found to have acid-generating potential. A soil geochemistry survey was undertaken to determine existing metal levels. Tests were completed for iron, arsenic, mercury, zinc, lead, cadmium and gallium.

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Hydrology conditions in the area have been studied. Surface water flows at the mine site and on the Arroyo Margajita, Rio Maguaca and Arroyo El Llagal indicate highest flows and runoff could occur between April and December with lowest flows occurring typically between January and March. Minimum flow rates were established and peak instantaneous flows were estimated. This work is being used to develop water management plans for the mine site. Stream flow measurements were obtained at several locations.
Twenty wells were drilled for hydrogeology feasibility study baseline studies around the mine site and in the area of El Llagal, Maguaca and Margajita. Since then, two pumping wells in Monte Negro and nine pumping wells in Moore have been drilled. Groundwater samples indicate that groundwater contamination is limited to the area of the Cumba Pit draining towards the Arroyo El Rey and Maguaca River, and to the area of Monte Negro. Groundwater draining towards the Cañada Hondo and Marguaca River from the Mejita tailings appears to be neutralized by the Hatillo limestone formation. In the area of the Moore and Monte Negro pits the groundwater is contaminated with acid and trace metals.
Twenty five streams were sampled as part of baseline studies of surface water and sediment characterization. Water quality sampling is continuing at specific sites as part of the continuous monitoring program. The studies indicate that the Margajita River and Arroyo Hondo have been most severely affected by acid generation. The northern tributaries of the Margajita River have naturally low pH and low conductivity and the southern tributaries have neutral pH. Metal loadings in the Hatillo Reservoir water are highest close to the Margajita River inflow but the sediments show higher metal content closer to the dam located downstream. The upper area of the El Rey River was found to be affected by contaminants from the Cumba Pit. The Maguaca River has been slightly affected by mine site contaminants that potentially affect the lower Yuna River. Elevated sulphate concentrations in the Yuna River at the confluence with the Margajita River are slightly lower than Dominican Republic standards. Good quality water and sediment were found in the El Llagal area.
Wetland characterization studies were carried out with three stations in the Las Lagunas wetland and two stations in the Mejita wetland being sampled. The results indicated generally higher water quality and nutrient parameters and generally lower metal parameters in the Las Lagunas wetland. Ammonia and cyanide concentrations decrease from the upper to lower ends of both wetlands. The benthic invertebrate community at Las Lagunas wetland appeared to be healthier than the Mejita wetland.
The results of a socio-economic baseline study showed poverty and low levels of literacy in the towns and local communities around the mine site, together with significant unemployment. Potable water, energy and sewage systems are non-existent. Elementary and high school education is available in local towns as well as basic medical facilities. The studies found that communities were concerned about the reopening of the mine but realized the environmental and social benefits. The study identified the communities most concerned about mining activities and provided a means to address their concerns through a community relations program.

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17.6.5 Environmental Issues for Mine Operation
Water Management and Treatment
The following guidelines are used to develop the water management designs for the mine project:
•	International Cyanide Management Code
•	Dominican Republic Water Quality Standards
•	IFC Water Quality Guidelines
•	Barrick Water Conservation Standard
•	Barrick Principles for Tailings Management
Mine development is designed to treat the majority of surface water that has been impacted by historical mining activity, and to control water quality during mine operation and post closure so that the water released to the receiving environment will meet water quality standards established by the Dominican Republic government and the World Bank. The treated water will be discharged to the Margajita River. The compliance point for water quality monitoring is the confluence of the Margajita River and Hatillo Reservoir.
PVDC intends to meet compliance standards for water release from new mine development upon commencement of operations and within five years of start of construction for previously disturbed areas. Monitoring will be undertaken at the site and the regional receiving environment during mine operations and into the post-closure period.
Within the PVDC development area, two dams are to be constructed to collect and store ARD contaminated water prior to treatment. Contaminated water from the proposed mining areas will be captured at Dam 1, located in the headwaters of Arroyo Margajita. ARD runoff from the low grade ore stockpile area will be captured at Dam 3 adjacent to Moore Pit in the upper Mejita drainage.
Water levels behind Dam 1 and Dam 3 will be maintained at the lowest possible level at all times to provide sufficient storage for the calculated 200 year return period storm event. At Dam 1 storage capacity will not be sufficient for the 200 year design storm event until year 7. The pond behind Dam 1 is designed with a geomembrane liner and under drains to limit seepage. Both dams will be constructed with spillways designed to pass the probable maximum flood resulting from the 24-hour Probable Maximum Precipitation.
Storage and pumping requirements for the ponds at Dam 1 and Dam 3 have been evaluated for return periods up to the design event of 200 years.
Limestone and lime requirements for the water treatment plant have been determined based on the results of test work at the HDS pilot plant. The pH discharge criteria used for the test was 8.5 to 9.0, which meets the Dominican Republic Standards for Mining Effluents and Receiving Water Quality applicable to mining effluents discharged to surface water (pH 6.0 to 9.0) but is slightly high for drinking water (pH 6.5 to 8.5).

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Cyanide Treatment
Cyanide in the tailings stream will be routed to a partial cyanide-detoxification process to destroy most of the cyanide. The product will be blended with mill neutralization sludge prior to pumping to the TSF. Further cyanide degradation is expected to occur in the TSF to a level that will meet discharge criteria. The treatment process in the detoxification plant can be adjusted if necessary to reduce levels of cyanide.
Tailings and Waste Rock Storage Facility (TSF)
Tailings and waste rock from mine development will be deposited in the El Llagal valley, a tributary of the Rio Maguaca.
The El Llagal valley, 3.5 km south of the plant site, is being constructed to store tailings from the CIL circuit blended with sludge from the neutralization circuit and also waste rock from the open pits. The impoundment is designed as two cells contained by cross valley dams. Storage of tailings and waste rock under a permanent water cover will prevent the onset of ARD. The rock fill dams are being constructed with a compacted saprolite core to provide an impermeable barrier to seepage, and appropriate filter zones are being provided. Rock that is not susceptible to ARD generation is being quarried from within the lease to provide suitable material for construction of the downstream rockfill shell.
Design criteria for static and seismic stability meet the minimum safety factors for the high to very high consequence of failure classification as recommended by the Canadian Dam Association, Dam Safety Guidelines. Flood storage and spillway design have been developed based on extreme precipitation events.
Construction of a starter dam will provide storage for the first 1.5 years of production. Annual raises in the walls of the TSFs will be designed and constructed to provide storage for subsequent years.
Currently, the El Llagal TSF is the only one permitted and approved for construction. As discussed in earlier sections with respect to mineral reserve estimates, the current mine life (30 years) is constrained by the TSF availability. Other potential TSF sites have been identified and negotiations are underway to obtain relevant permits.
A tailings pipeline from the plant to the TSF and a return tailings pond decant water pipeline will be installed. The pipelines will be provided with secondary containment where they cross the river to minimize environmental damage in the unlikely event of a rupture at this location. Excess runoff from the TSF will be treated and released to the Arroyo Margajita.
Stabilization upgrade plans have been developed for the Mejita TSF.
Low grade stockpile
Up to 100 Mt of low grade ore will be stockpiled for treatment after both open pits have been mined. PVDC is assuming that all stockpiles (excluding limestone) will be potentially acid-generating and is implementing procedures to collect and treat all run-off.

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17.6.6 Mine Closure and Post Closure Impacts
PVDC’s intent is to leave the site at closure with better water quality in the Margajita drainage system downstream than existed when the project commenced.
ARD contaminated water will eventually be collected in the mined out pits. The non-submerged areas of the pit walls may produce ARD requiring collection and possible long-term treatment.
Freshwater diversions, ARD collection ditches, ARD collection ponds and ARD pump stations will be required to remain in service during the post closure phase. These facilities will have to be maintained in good operating condition until water quality meets acceptable discharge criteria.
There is potential to submerge waste rock, tailings and/or sludge in the pits after completion of mining.
Seepage from the TSF will be required to be collected and pumped back to the impoundment until such time as the seepage meets acceptable standards for release to the environment. The water level in the TSF will be allowed to increase and the water will be allowed to flow over the emergency spillways once the water quality meets the discharge criteria.
Reclamation Plans
A conceptual biodiversity program has been developed for the ESIA and PVDC is working with others to identify potential biodiversity projects in the region and to implement studies and programs that meet the program objectives. The aim is to maintain the biodiversity resources and possibly enhance them with funding included in the operating costs.
The biodiversity program includes a forest habitat development program for site reclamation. Greenhouse facilities will be provided and the reclamation program will include open field trial plots.
PVDC plans to progressively reclaim the mine site as sections of the site become available.
Bond
The Environmental Licence requires a compliance bond of RD$635,250,000, corresponding to 10% of the cost of the Environmental Adjustment and Management Plan (PMAA) of the construction phase. Once the construction phase is completed, PVDC will provide a bond that corresponds to 10% of the amount of the updated PMAA defined for the operational phase. At the end of the operational phase PVDC will provide the corresponding bond at 10% of the total amount of the PMAA for the closure and post closure phases.
As part of the SLA agreement, PVDC is required to create an Environmental Reserve Fund in an offshore escrow account funded at a rate equal to 5% of all operational costs, other than costs of concurrent rehabilitation, until the funds are adequate to discharge the closure reclamation obligations.

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17.6.7 Environmental Risks and Liabilities
Based on the information presented in the 2007 Feasibility Study, it appears that the extent of ARD groundwater contamination and the potential for treatment, if necessary, is not well defined. The feasibility study alludes to the effectiveness of the limestone on the western side of the property to control the pH in the groundwater but also refers to low pH and elevated metal concentrations on the eastern side where limestone is not as prevalent. If long-term treatment of ARD groundwater contamination is deemed necessary the development of an effective treatment plan may be difficult due to the Karst nature of the geology at Pueblo Viejo.
Environmental risks associated with the El Llagal TSF should be low if good construction, operation and monitoring practices are followed. A suitable long-term TSF monitoring and maintenance program will be required post-closure as part of risk management procedures for the mine.
There is a risk that some of the potentially acid generating waste rock deposited in the tailings and waste rock storage facility would be exposed above water in the event of a premature mine closure.
The low grade ore stockpile presents a significant risk if the mine closes prematurely and the ore is exposed to atmospheric conditions. Collection and treatment of ARD runoff would require treatment for decades and this would incur significant closure costs.
Several sources of ARD have been identified that could impact long-term collection and treatment requirements after mine closure. The potential areas of ARD generation include the open pits, historical waste rock dumps, areas exposed from stripping, low grade ore stockpiles, seepage from the TSF, and other areas on the mine site where rock has been deposited. PVDC has recognised that treatment strategies for the long-term post closure period will have to be developed.
Storage capacity for ARD contaminated water behind the El LLegal Dam 1 will not be sufficient for the 200 year design event until year 7. There is therefore a risk of ARD release over the spillway during the first six years of mine life.
There is a risk that water quality may not comply with criteria for release to the receiving environment after the 75 year post-closure period. It may therefore be necessary to consider longer term water treatment options and ensure adequate financial resources are available for continued treatment until such time as passive systems can be implemented to control the water quality.

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17.7 Taxes and Payments

Under the SLA, PVDC is obligated to make the following payments:
•	$1,547,000 closing cost payment, upon approval of the SLA — completed
•	$500,000 payment at Project Notice — completed
•	A Net Smelter Return Royalty of 3.2%, applied to the gross revenue for payable gold and silver only, less refining, transport etc costs. Copper revenue is specifically excluded by the SLA.
•	25% Income Tax, with unrestricted tax loss carry-forward.
•
A Net Profits Interest (NPI), equal to 28.75% of the Free Cash Flow, payable only when two conditions have been met. Free Cash Flow includes capital expenditure and is after payment of royalties but before payment of income tax. The following descriptions of the conditions are simplified from the SLA:

•	The initial investment has been recouped — i.e. the cumulative undiscounted Free Cash Flow is positive.
•	An Internal Rate of Return of 10% has been achieved — i.e. the cumulative Free Cash Flow discounted at 10% per year is positive.
However, if the net revenue from gold and silver, used for the royalty calculation, multiplied by one-quarter of the NPI rate (i.e. 7.1875%) is greater than the NPI amount calculated as above, then the NPI amount is 50% of the Free Cash Flow, less royalty and income tax.
It should also be noted that an Environmental Reserve Fund is to be held in an offshore escrow account funded at a rate equal to 5% of all operational costs other than costs of concurrent rehabilitation, until the escrowed funds are adequate to discharge PVDC’s closure reclamation obligations.
17.8 Production Schedule
Figure 17.10 shows the mining and processing schedule for the life of the mine. It should be noted that:
•	waste mined in Figure 17.10 includes limestone quarrying, which extends beyond the completion of pit mining to the completion of the processing.
•	the small amount of production shown in 2011 will now be delayed to 2012 per PVDC’s latest project planning.

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Figure 17-10 Life of Mine Production Schedule
Figure 17-11 shows ore processed and gold / silver head grades over the life of the mine.
Figure 17.11 Life of Mine Ore Processed and Gold / Silver Head Grades

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17.9 Capital and Operating Costs
The total project capital cost is summarized in Table 17.13.
Table 17.13 Project Capital Cost Estimate

Capital Costs	$ M
Mine	181.1
Process	882.5
Infrastructure	687.2
Indirects	1,119.3
Contingencies	149.2

Total Capital	$3,019.3

No escalation included in costs
The estimate base date is 1 January 2011 and all costs are expressed in United States dollars with no allowance for escalation beyond the base date. The project is undergoing a review of its capital costs and it is currently expected that these costs will increase to $3.3-3.5 billion.
During the mine life, additional capital expenditures will be required. These post-construction expenditures are summarized in Table 17.14.
Table 17.14 Sustaining Capital Cost Summary*

Sustaining Capital Mine Life	M$ US
Limestone for road construction	$7.6
Mining sustaining capital	$229.1
Capitalized Stripping (as per IFRS guidance reallocated from Opex to Capex)	$320.7
Process mobile equipment	$24.1
Mill & Maintenance Projects	$133.9
TSF Lifts	$488.7
Freight	$2.4
Service mobile equipment	$17.8

TOTAL SUSTAINING CAPEX	$1,224.3

The total LOM direct operating costs plus other expenses from the Barrick 2011 Financial Model, before depreciation and amortisation (D&A) and tax are as presented in Table 17.15.

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Table 17.15 Direct Operating Costs and Other Expenses

	Life of Mine Total	US$/t Ore
Operating Costs	(US$M)	Milled
Mining	1,306	5.13
Processing	9,249	36.30
General & Administration	1,121	4.40
Royalty	1,017	4.0
Freight & Refining	203	0.8
Closure	100	0.4
Social Development	88	0.4
Project Development	4	—
Exploration	3	—
Other	3	—

Total Direct Operating Costs and Other Expenses	13,094	51.4

Processing cost makes up about 75% of the total operating cost with electrical power costs being approximately 45% of processing.
Table 17.16 is a summary of average cash costs as presented in the Barrick 2011 Financial Model for various phases of the project. Cash costs include mining, processing and G&A direct operating costs, refining and transport expenses and royalty, less by-product credits for silver and copper revenues.
Table 17.16 Cash Cost Summary (US$)

	2012 -	2016 -	2021 -	2031 -	2011 -
Period	2015	2020	2030	2041	2041
Cash Cost /oz Au	250	348	418	483	387
17.10 Economic Analysis
The PVGP will produce gold and silver as doré bullion, and copper in concentrate. With Barrick 2011 Financial Model assumptions of gold at $1,300/oz, silver at $24.00/oz, and copper at $3.50/lb for 2011 and all years thereafter, the revenues, after transport and refining of doré, are projected to total $33,108 million over the life of the mine.
Table 17.17 Total Projected Revenues by Product

Product	$ M
Gold	28,784
Silver	2,998
Copper	1,326

Total	$33,108

Based on a discount rate of 5%, key investment parameters are shown in Table 17.18.

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Table 17.18 Pueblo Viejo Gold Project Investment Parameters

NPV	US$ million	4,140
IRR		26%
Payback	years	2.9
Discounted Payback	years	3.3
“Payback” is calculated on undiscounted project cash flow basis, before considering financing. Years quoted are after 2011. “Discounted Payback” uses cash flows discounted at 5% per year, to indicate the impact of returns to providers of capital (interest, dividends etc), in addition to the project cash flows, on the overall payback. It indicates the time when providers of capital would notionally receive the repayment of their capital contributions and their required rates of return, which are taken to average 5%.
Projected Net Cash Flow (NCF) per annum and cumulative NCF are shown in Figure 17.12.
Figure 17-12 Project Net Cash Flow
•  Note: 2011 NCF = ($600M), whereas the chart axis is truncated. With previous years’ spending, the cumulative NCF including 2011 is ($2,876M).

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Annual costs and revenues are shown in Figure 17.13.
Figure 17.13 Annual Costs and Revenues

•	Note: Total project capital, including 2011 is estimated at $3.0 billion.
Sensitivity Analysis
AMC has calculated NPVs, IRRs and paybacks and run sensitivity analyses based on the Barrick 2011 Financial Model using the following cases:
•	Base Case — As per Barrick 2011 Financial Model
•	High Case — using typical spot metal prices in Quarter 1, 2011
•	Low Case — using metal prices used to estimate the 2010 mineral reserves
The results are shown in Table 17.19.
Table 17.19 Sensitivity Analysis to Metal Prices

		Base Case	High Case	Low Case
Gold Price	US$/oz	1,300	1,400	975
Silver Price	US$/oz	24.00	30.00	15.50
Copper Price	US$/lb	3.50	4.40	2.00
NPV	US$ million	4,140	5,067	1,709
IRR		26%	30%	14%
Payback	years	2.9	2.5	5.3
Discounted Payback	years	3.3	2.8	6.5
Table 17.20 shows the impact of variations in all ore grades on NPV, IRR, Payback, and Discounted Payback. All other parameters are at their base case values.

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Table 17.20 Sensitivity Analysis to Ore Grades

				Discounted
Variation	NPV	IRR	Payback	Payback
From Base Case	US$ million		years	years
-20%	$2,308	17%	4.4	5.3
-10%	$3,209	21%	3.5	4.1
0%	$4,140	26%	2.9	3.3
10%	$5,075	30%	2.5	2.8
20%	$6,015	34%	2.2	2.5
Table 17.21 shows the impact of various total project capital costs on NPV, IRR, Payback, and Discounted Payback. The Base Case capital cost amount is $3.0 billion. All other parameters are at their base case values.
Table 17.21 Sensitivity Analysis to Capital Expenditure

				Discounted
Project Capital	NPV	IRR	Payback	Payback
US$ million	US$ million		years	years
3,000	$4,150	26%	2.9	3.3
3,100	$4,096	25%	3.0	3.5
3,200	$4,043	24%	3.2	3.6
3,300	$3,991	23%	3.3	3.8
3,400	$3,938	22%	3.4	3.9
3,500	$3,886	21%	3.5	4.1
Barrick has advised on its web site that pre-production capital for the PVGP is expected to increase by 10-15% to $3.3-$3.5 billion (100% basis). The increase is largely due to higher labour, power supply, freight and steel product related costs as well as general inflation.
17.11 Project Construction
At the time of AMC’s site visit in March 2011, overall construction was about 50% complete, approximately 75% of the capital had been committed and all four of the autoclaves were on site. About 80% of the planned concrete had been poured, 55% of the steel had been erected and more than 600,000 t of ore had been stockpiled.

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18 OTHER RELEVANT DATA AND INFORMATION
AMC is unaware of any other data or information that is relevant to the materiality of the PVGP.

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19. INTERPRETATION AND CONCLUSIONS
1.
The geology of the Pueblo Viejo property is well understood. PVDC has conducted an extensive exploration program that supplements knowledge from previous mining at the site and exploration activities by several other companies.

2.
The resource database is free from major defects and is of an acceptable quality to support evaluations for project development. Any remaining deficiencies are unlikely to materially affect global resource estimates, but may impact, in places, on local estimates.

3.	The mineral resource estimates have been prepared to good industry standards subject to Conclusion 4 below.
4.
The classification of Measured Resources, which takes no account of continuity of mineralization between drill holes, is not consistent with the geology of the deposit and has resulted in a substantial under-statement of Measured Resources and therefore of Proven Reserves. One indication of the possible under-statement is that Placer in 2005 classified 79% of Measured plus Indicated Resources as Measured, whereas the current Measured Resources account for only 3% of total Measured plus Indicated Resources.

5.	The criteria for separating Indicated from Inferred Resources are considered reasonable and so the amount of mineral resources converted to mineral reserves is not affected by the Conclusion 4.
6.	Mineral resources have been reported in accordance with CIM Standards on Mineral Resources and Reserves, Definitions and Guidelines (2000) and therefore comply with NI 43-101.
7.
The ore mining rate is scheduled to substantially exceed the processing rate (approximately 24,000 tonnes per day), thereby enabling higher gold grades to be processed in the earlier years, while stockpiling lower grade for treatment after the mining phase of operations is completed. This plan is sound, however, stockpile control of sulphur grades will be critical.

8.
Although further work is required on pit dewatering to manage the large amounts of surface water that will affect the area in the rainy season, this should not be of material significance to project viability.

9.
All aspects of the mine design, planning and pit optimization process have been undertaken to normal industry standards and all areas of material risk identified. There is some production risk in years 1 and 2 when autoclave capability is still building. The high gold production projected in these two years relies on the good understanding of the location and extent of high grade areas, together with the planned selective mining and a disciplined stockpiling process.

10.
Sensitivity analyses show the pit sizes and contained ounces to be moderately sensitive to gold prices and insensitive to pit slopes. Due to the current limited areas available for tailings storage and the resulting impact on pit designs, variation in gold prices has less impact on pit sizes and contained ounces than would otherwise be the case.

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11.
Proven and Probable Reserves have been estimated using Measured and Indicated Resources and appropriate mine designs. Mineral reserves have been reported in accordance with CIM Standards on Mineral Resources and Reserves, Definitions and Guidelines (2000) and therefore comply with NI 43-101.

12.
The significant quantities of Measured and Indicated Resources additional to mineral reserves are due to the reserve pits being constrained by the currently available area for tailings storage. PVDC is actively pursuing additional tailings storage areas. If successful, it can be expected that the mineral reserves and mine life would increase substantially.

13.
While the process design for Pueblo Viejo will make it one of the most complex, large precious metals projects in operation, considerable effort has gone into process development and it represents a technically and economically viable treatment route that is not dependent on unproven technology.

14.	The very strong dependency of process plant throughput and operating cost on sulphur grade means that careful ore scheduling to maintain optimal sulphur levels is very important.
15.
There is some risk that excessive scale formation will occur at the slightly higher than typical operating temperatures. This may lead to a need to reduce the operating temperature and result in slightly lower precious metals recoveries for some ore types.

16.	The Resettlement Action Plan (RAP), covering the physical and economic displacement of 369 households from the Project Development Area, was executed without any material problems.
17.
There are a number of legacy environmental issues at Pueblo Viejo that are the responsibility of the Dominican Republic government, but which PVDC has agreed to assist in remediating. These include dealing with acid rock drainage (ARD) and elevated metals originating from waste rock dumps, ore stockpiles and open pit rock walls. The project development plans should remediate or mitigate the majority of the existing problems within the project area and also improve environmental conditions outside the project area. The collection and treatment of contaminated surface water should effectively improve water quality and reduce both short-term and long-term environmental risks. PVDC has recognized that treatment strategies for the long-term post closure period will have to be developed.

18.
The tailings and waste rock storage facility being constructed at El Llagal and also that similarly envisaged for La Piñita, are designed to store potentially acid generating materials in a permanently flooded condition, which should effectively minimize the potential for ARD development. Environmental risks should be low if good dam construction, operation and monitoring practices are followed. A suitable long-term storage facility monitoring and maintenance program will be required post-closure as part of risk management procedures. Should the mine close prematurely, there is a risk that some of the potentially acid generating waste rock deposited in the storage facility would be exposed above water, and also that the low grade ore stockpile would not be fully treated and present an ARD issue. There is no reason at this stage to anticipate such a scenario.

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19.
There is a risk that water quality may not comply with criteria for release to the receiving environment after the 75-year post closure period. It may therefore be necessary to consider longer term water treatment options and ensure that adequate financial resources are available for continued treatment until such time as passive systems can be implemented to control the water quality.

20.
The power supply for the mine and process plant has yet to be fully resolved and is recognized as being one of the major project uncertainties, both in terms of the source of supply and its operating (and, possibly, capital) cost implications. The preferred option currently being pursued combines existing and new on-site generation with offtake from the national grid to support initial commissioning and limited start-up activities, with long term, and power to be delivered via a new transmission line from a new plant to be built for the project at Monte Rio (which will include the installation of barges proximate to the existing land-based Monte Rio facility).

21.	Obtaining all permits and agreements required to build the power transmission line is challenging, but is being pursued vigorously.
22.
Operating cost estimates, which have been largely generated from first principles, are reasonable. Processing costs are the major component of operating cost at about 75% of the total, with power alone representing approximately 45%.

23.	The project is sensitive to metal prices and gold grades, but remains financially robust at all sensitivity cases considered. See also Conclusion 10 above.

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19. RECOMMENDATIONS
The number of AMC recommendations is limited because the project is now at an advanced stage of development and numerous practices, procedures and programs are in the process of being introduced or implemented.
1.	The approach to classifying Measured Resource should be reviewed.
2.	Water-treatment strategies should be developed for the longer-term post closure period.
3.	A long-term monitoring and maintenance program for the tailings storage facility should be developed.
4.	Particularly with regard to long-term plans for power generation, the potential impact on operating costs of a significant and long-term increase in the price of oil should be fully assessed.

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19 REFERENCES
Barrick Gold Corporation. “Mineral Density for Pueblo Viejo.” Pueblo Viejo Dominicana Corp., October 9, 2008.
Barrick Gold Corporation. “Pueblo Viejo Project — Slope Design Assessment for Mine Plan FS2007.” Final Report — rev00, Internal, September 19, 2007.
Barrick Gold Corporation. “Pueblo Viejo Project 2010 Year End Resources and Reserves.” Internal, February 2011.
Barrick Gold Corporation. “Pueblo Viejo Project Feasibility Study Update.” Volumes 1 — 6, December 2007.
Barrick Gold Corporation. “Reporte QAQC Anual 2010 — Pueblo Viejo Dominicana Corp.” July 31, 2010.
Hellman & Schofield Pty Ltd. “Grade Control Sample Spacing at the Pueblo Viejo Gold Project.” Internal, Pueblo Viejo Dominicana Corporation, April 2009.
Placer Dome Inc. “Pueblo Viejo Project, Feasibility Pit Slope Design, Geotechnical Investigations and Slope Design Recommendations for the Proposed Open Pit.” Piteau Associates Engineering Ltd, December 2004.
Placer Dome Inc. “Pueblo Viejo Project, Province of Sanchez Ramirez, Dominican Republic 43-101 Technical Report and Qualified Person’s Review.” AMEC, October 25, 2005.
Placer Dome Technical Services. “Pueblo Viejo Feasibility Study.” Volume 3 — Metallurgy, July 2005.
Pueblo Viejo Dominicana Corporation. “Pueblo Viejo Dominican Republic.” Monthly Progress Report, Month Ending: December 31, 2007.
Interviews on site with PVDC personnel
Interviews with Goldcorp and Barrick personnel
Site tour of project area, including Monte Negro and Moore open pits and El Llagal tailings and waste rock storage facility.
E-mails from Goldcorp and Barrick personnel

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20 DATE AND SIGNATURE PAGE
Signed and sealed by:

Herbert A. Smith, P.Eng.
Principal Mining Engineer, AMC Mining Consultants (Canada) Ltd
On 29 March 2011
Effective date of report 29 March 2011
Signed and sealed by:

Patrick R. Stephenson
Principal Geologist, Regional Manager & Director, AMC Mining Consultants (Canada) Ltd
On 29 March 2011
Effective date of report 29 March 2011

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21 QUALIFIED PERSONS’ CERTIFICATES
Herbert A Smith
I, Herbert A. Smith, BSc, MSc, PEng (BC), PEng (On), PEng (AB), MCIM, as an author of this report entitled “Pueblo Viejo Gold Project, Dominican Republic, Technical Report,” dated 29 March, 2011 prepared for Pueblo Viejo Dominicana Corporation, Barrick Gold Corporation and Goldcorp Inc, do hereby certify that:
1.	I am a Principal Mining Engineer of AMC Mining Consultants (Canada) Ltd. located at Suite 1330, 200 Granville Street, Vancouver, BC, V6C 1S4, Canada.
2.	This certificate applies to the technical report “Pueblo Viejo Gold Project, Dominican Republic, Technical Report”, dated 29 March, 2011 (the “Technical Report”).
3.
I graduated with a degree of B.Sc. in Mining Engineering in 1972 and a degree of M.Sc. in Rock Mechanics and Excavation Engineering in 1983, both from the University of Newcastle Upon Tyne, England. I am a member of the Association of Professional Engineers, Geologists and Geophysicists of Alberta, Professional Engineers Ontario, Professional Engineers and Geoscientists of British Columbia and the Canadian Institute of Mining, Metallurgy and Petroleum. I have worked as a Mining Engineer for a total of 34 years since my B.Sc. graduation from university.

4.
I am familiar with National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“NI 43-101”) and by reason of education, experience and professional registration I fulfill the requirements of a “qualified person” as defined in NI 43-101.

5.	I visited the Pueblo Viejo Project on March 18, 2008 for two days.
6.
I am responsible for the preparation of the mineral reserves component of Section 14, for the Mining component of Section 17 and, jointly with Mr. Patrick R. Stephenson, Sections 19 and 20 and the Executive Summary of the Technical Report.

7.	I am independent of Goldcorp Inc and Barrick Gold Corporation.
8.
I was involved in the preparation of a Technical Report on the Pueblo Viejo project entitled “Pueblo Viejo Gold Project, Dominican Republic Technical Report, Goldcorp Inc”, dated 1 May 2008 prepared on behalf of Goldcorp Inc.

9.	I have read NI 43-101 and the Technical Report has been prepared in compliance with NI 43-101.
10.
As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 29th day of March 2011.

Herbert A. Smith, P.Eng.

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Patrick R Stephenson
I, Patrick R. Stephenson, BSc (Hons), P.Geo, FAusIMM (CP), MCIM, FAIG, as an author of this report entitled “Pueblo Viejo Gold Project, Dominican Republic, Technical Report,” dated 29 March, 2011, prepared for Pueblo Viejo Dominicana Corporation, Barrick Gold Corporation and Goldcorp Inc, do hereby certify that:
1.	I am Principal Geologist, Regional Manager and Director of AMC Mining Consultants (Canada) Ltd located at Suite 1330, 200 Granville Street, Vancouver, BC, V6C 1S4, Canada.
2.	This certificate applies to the technical report “Pueblo Viejo Gold Project, Dominican Republic, Technical Report”, dated 29 March, 2011 (the “Technical Report”).
3.
I graduated with a BSc (Hons) in Geology from the University of Aberdeen, Scotland in 1971. I am a member of Professional Engineers and Geoscientists of British Columbia, Fellow of The Australasian Institute of Mining and Metallurgy (Chartered Professional), a Member of the Canadian Institute of Mining, Metallurgy and Petroleum, and a Fellow of the Australian Institute of Geoscientists. I have worked as a geologist for a total of 40 years since my graduation from university.

4.
I am familiar with National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“NI 43-101”) and by reason of education, experience and professional registration I fulfill the requirements of a “qualified person” as defined in NI 43-101.

5.	I visited the Pueblo Viejo Project on 18 March 2008 for two days and on 14 March 2011 for three days.
6.
I am responsible for the preparation of Sections 1 to 16 except for the mineral reserves component of Section 14, Section 17 apart from the Mining component, Section 18 and 22 and, jointly with Mr. Herbert A. Smith, Sections 19 and 20 and the Executive Summary of the Technical Report.

7.	I am independent of Goldcorp Inc. and Barrick Gold Corporation
8.
I was involved in the preparation of a Technical Report on the Pueblo Viejo project entitled “Pueblo Viejo Gold Project, Dominican Republic Technical Report, Goldcorp Inc”, dated 1 May 2008 prepared on behalf of Goldcorp Inc.

9.	I have read NI 43-101 and the Technical Report has been prepared in compliance with NI 43-101.
10.
As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 29th day of March 2011.

Patrick R. Stephenson, P.Geo

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APPENDIX A
PVDC INTERNAL MEMO ON 2010 QA/QC RESULTS

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PUEBLO VIEJO DOMINICANA CORP
INTERNAL MEMO (translated from Spanish by AMC)
To: Michael Goers
From: Sandy Manuel de la Cruz
Cc: Jose Polanco, Arturo Macassi
Date: July 31, 2010
Subject: Summary of QA / QC Drilling RC — Year 2010
Below is a summary of the performance of QA / QC sampling RC drilling conducted during the year to August.
SAMPLING STATISTICS
The following table shows the details of the shipments made to date in 2010.

											DESPATCHS	DESPATCHS REC.	DESPATCHS PEND
											SENT TO	FROM	FROM
LABCODE	SAMPLETYPE	MONTH	DESPATCHS	SAMPLES	NORMAL	QC	BLANKS	STDS	DC	DR	REANALYSIS	REANALYSIS	REANALYSIS
Acme Labs	OC	ENERO	21	1260	1008	252	84	84	84	0	13	13	0
Acme Labs	OC	FEBRERO	42	2520	2016	504	168	168	168	0	11	11	0
Acme Labs	OC	MARZO	67	4020	3215	805	268	268	269	0	3	3	0
Acme Labs	OC	ABRIL	81	4838	3870	968	322	322	324	0	10	10	0
Acme Labs	OC	MAYO	60	3599	2880	719	239	240	240	0	33	30	3
ALS Chemex	OC	JUNIO	80	4800	3840	960	320	319	321	0	16	16	0
ALS Chemex	OC	JULIO	99	5940	4752	1188	396	396	396	0	30	27	3
ALS Chemex	OC	AGOSTO	110	5460	4368	1092	364	364	364	0	20	12	8
DC: Dup.de Campo y DR: Dup de Rechazo				32437	25949	6488	2161	2161	2166	0	136	122	14
BARRICK CORPORATE GUIDELINES

Controls	Barrick Limits	Samples Count	Percent (%) PV
Standards	5	2161	6.66
Blanks	2	2161	6.66
Field Dup.	4	2166	6.68
Reject Dup.	1	0	0.00
Pulps Dup.	1	0	0.00
Grain Check	1	0	0.00
Cross Check	5	0	0.00
Summary	19	6488	20.00

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Following Barrick’s corporate guidelines and based on the above table, we can conclude that:
•	During the course of 2010 we included 6.66% of blanks in our samples, well above the guidelines suggested by the percent (2%).
•	Also for standards, 6.66%, also above the guidelines (5%).
•	In terms of field duplicates (DC) we inserted 6.68%, above the corporate guidelines of Barrick.
Note: As we mentioned in the quarterly reports made to date, we are using our sampling staff for our controls, aimed at minimizing the number of errors made during this phase, due to the nature and conditions where such activity is performed.
SUMMARY OF QA / QC LABORATORY RESULTS
SUMMARY OF STANDARDS
The following is a summary of the behaviour of the results of our standards this year received during 2010:

ALS Peru:

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PV-3 is a standard for high-grade gold (Au) with values between 9.38ppm and 11.10ppm. This year has shown a good performance, where all values were within the first 2 standard deviations.

Acme Labs

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ALS Peru
PV-4 is a standard for high-grade gold (Au) with values between 8.63ppm and 9.44ppm. During 2010 has shown good behaviour, where all values were within the first 2 standard deviations despite some occasional drops in the case of Acme laboratory, which were corrected later with their respective reanalysis. You can see a noticeable change with the new lab.

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Acme Labs

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ALS Peru

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PV-9 is a mid-range standard for gold (Au) with values between 1.93ppm and 2.23ppm. This standard has always had a tendency to be below average for both laboratory and with some falls below the third standard deviation for both gold and for sulphur (S_LECO), although these difficulties were corrected with the reanalysis. The immediate future due to a historical trend that has made this standard we will not use it in our sampling process.

ALS Peru:

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PV-10 is a standard for high-grade gold (Au) with values ranging from 19.44ppm and 22.65ppm. Has presented some falls below the third standard deviation as gold and sulphur (S_LECO) and were later corrected with their respective reanalysis.

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Acme Labs

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ALS Peru

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PV-11 is a mid-range standard for gold with values between 1.87ppm and 2.23ppm. During the course of 2010 has presented only a single drop point for both gold and for sulphur below the third standard deviation was corrected later reanalysis.

Acme Labs

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ALS Peru

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PV-16 is a low-grade standard for gold with values between 0.82ppm and 1.00ppm. During the month of May showed several falls with Acme Laboratory mainly below the third standard deviation for both gold and for sulphur, although these abnormalities were subsequently corrected with their respective reanalysis. You can see a complete change in the behaviour of this standard to the input of new laboratory ALS Peru.
PV-17:
Acme Labs

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ALS Peru

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PV-17 is a mid-range standard for gold with values between 1.57ppm and 1.84ppm. This standard introduced several falls mostly below the third standard deviation for gold and sulphur, although these abnormalities were corrected later with their reanalysis, in general has improved dramatically with the entry of new laboratory ALS Peru.

Acme Labs

PUEBLO VIEJO DOMINICANA CORPORATION
Pueblo Viejo Technical Report
PV-18 is a mid-range standard for gold with values between 2.15ppm and 2.57ppm. This standard introduced several falls mostly below the third standard deviation for gold and sulphur, although these abnormalities were subsequently corrected with their respective reanalysis.
PV-19:
Acme Labs

PUEBLO VIEJO DOMINICANA CORPORATION
Pueblo Viejo Technical Report
ALS Peru

PUEBLO VIEJO DOMINICANA CORPORATION
Pueblo Viejo Technical Report
PV-19 is a standard for high-grade gold with values between 4.24ppm and 4.99ppm. During the course of 2010 has shown a good performance for gold and for sulphur, where all values were within the first 2 standard deviations, but you can see a drop point for both elements that were later corrected with the corresponding reanalysis.
SUMMARY OF DUPLICATES
Field Duplicates (DC) allowed us to control the quality of sampling in RC drilling, which is why we employed a high percentage of them in each of the shipments. Below is a detailed summary of the behaviour of duplicates in the main elements considered for this sample:
Acme Labs

PUEBLO VIEJO DOMINICANA CORPORATION
Pueblo Viejo Technical Report
ALS Peru
As can be seen in 2010, the behaviour of the duplicates was good, and that the differences between pairs of samples were quite low although they have always been present some specific differences in various ranges of values for both elements (gold and sulphur).

PUEBLO VIEJO DOMINICANA CORPORATION
Pueblo Viejo Technical Report
SUMMARY OF BLANKS
Acme Labs

PUEBLO VIEJO DOMINICANA CORPORATION
Pueblo Viejo Technical Report
ALS Peru
As can be seen in the chart above in general all blanks used during the drilling samples behaved quite adequately for gold, ie averaged well below 50 ppb, which guarantees a high level of confidence against possible contamination during the stage of preparation and analysis of our samples.
CONCLUSIONS AND RECOMMENDATIONS
As has been noted above, during the course of 2010, the QA / QC for sampling of RC drilling was controlled basically on the use of standards, blanks and field duplicates and the results indicated good quality sampling. We are currently awaiting the results of cross-checking by the SGS laboratory located in Peru.
As mentioned previously, the change in laboratory so far has considerably improved the behaviour of our control (QC), as well as a reduction in response times of results.
Sandy Manuel de la Cruz
GIS & Databases Administrator